

2024
ANNUAL REPORT

UNITED FIRE GROUP, INC.

About UFG Insurance

Founded in 1946, UFG Insurance is a property and casualty insurance company with over 75 years of local market expertise and a growing national footprint. We provide insurance protection to businesses across the country, represented by approximately 1,000 independent agencies.

Our company is headquartered in Cedar Rapids, Iowa, with offices in Arizona, California, Colorado, New Jersey and Texas. With more than 850 employees, we pride ourselves on delivering deep expertise, specialized capabilities, personal relationships and responsive service to our agents and policyholders.

At UFG, we are committed to achieving superior financial and operational performance, using our nearly eight decades of experience to successfully guide us through market cycles and industry challenges. We hold a financial strength rating of "A-" (Excellent) from AM Best that was affirmed in August 2024, reflecting our long-term balance sheet strength.



UFG was founded and remains proudly headquartered in Cedar Rapids, Iowa, a vibrant Midwest city that celebrated its 175th anniversary in 2024.

Annual meeting of shareholders

United Fire Group, Inc.'s (UFG) annual meeting of shareholders will be held at 10 a.m. CT on Wednesday, May 21, 2025. This year's meeting will be held in virtual format only via live audio webcast. You will be able to attend the meeting, submit questions and vote online by logging on to https://meetnow.global/MA5DAKF using your 15-digit control number provided with the Notice Regarding the Availability of Proxy Materials or on your proxy card.

Our Annual Report on Form 10-K for 2024 is filed with the Securities and Exchange Commission and is available (without exhibits) to shareholders, free of charge, upon written or oral request to:

Investor Relations
United Fire Group, Inc.
118 Second Avenue SE
Cedar Rapids, Iowa 52401
Telephone: 319-399-5700

or

Registrar and Transfer Agent
Computershare
P.O. Box 505000
Louisville, Kentucky 40233-5000

Board of directors

James W. Noyce, *Chairperson of the Board*
John-Paul E. Besong
Scott L. Carlton
Brenda K. Clancy
Christopher R. Drahozal
Matthew R. Foran

Mark A. Green
Kevin J. Leidwinger
Lura E. McBride
George D. Milligan
Susan E. Voss

Letter to shareholders

Dear fellow shareholders,

When I began my tenure as CEO in August 2022, UFG Insurance was a company in need of transformation. Its long history of financial strength and stability had been challenged by a period of declining growth and profitability, and the company was ready to embark on a new strategic path — one aimed at superior financial and operational performance.

Since that time, we have taken decisive actions to deepen expertise across all functional areas of the company, evolve our capabilities to better serve customers' changing needs and improve alignment with our distribution partners.

From bringing on new talent that complements our existing teams to investing in technology designed to modernize the way we do business, we have transformed UFG into a company with:

- Fully established business units delivering specialized expertise in middle market, construction, small business, surety, specialty excess and surplus (E&S) and alternative distribution.

- Deep underwriting knowledge with the capability to write complex accounts in every business unit with aligned claims, premium audit and risk control expertise.

- Availability of workers compensation coverage for both package and businessowners policy (BOP) business in all regions, positioning UFG as a one-carrier solution for policyholders.

- A new small business quoting platform and refreshed BOP product, delivering a seamless quoting experience for our agent partners.

We are also in the midst of launching a new policy administration system, underwriting workbench and renewal underwriting center in 2025, intended to equip our underwriting and business enablement teams with the tools needed to process business more efficiently and effectively going forward.

Collectively, we are confident these actions position us to successfully deliver on UFG's value proposition of providing deep expertise and specialized capabilities to meet the evolving needs of today's business owners,

underpinned by the personal relationships and responsive service our partners and policyholders value.

This value proposition — fulfilled day in and day out by our outstanding people — is what sets us apart at UFG. It enabled us to generate improved financial and operational performance in 2024 and serves as a solid foundation for our future success.

2024 FINANCIAL PERFORMANCE

In 2024, we produced the highest level of net written premium in our company's 78-year history, as well as significantly improved financial performance. UFG delivered a combined ratio of 99.2% and adjusted operating income of $66.2 million — our best results since 2015 — and a substantially improved return on equity of 8.2%. These milestones reflect key steps on our journey to consistently deliver superior financial and operational performance at UFG.

2024 FINANCIAL HIGHLIGHTS

$**1.2** BILLION Record net written premiums	**99.2**% Combined ratio
$**66.2** MILLION Adjusted operating income	**8.2**% Return on equity

A- (EXCELLENT)
AM Best rating with stable outlook

For an explanation of non-GAAP financial measures and a reconciliation to the most comparable GAAP figure, please see the section entitled "Non-GAAP Financial Measures" in Part II, Item 7, of the following Annual Report on Form 10-K.

To recap our full year results compared to 2023, net written premium increased 15% led by our core commercial, assumed reinsurance and surety business. All business units performed well in 2024, exceeding our overall growth and profit expectations while advancing capabilities and efficiency across the organization.

The overall average change in renewal premiums was 11.8%, demonstrating our continued focus on price adequacy across all lines of business. On an annual basis, premium retention was 80.0% compared to 82.6% in 2023, which we believe supports healthy growth while allowing underwriters to address accounts that no longer meet our profitability expectations or risk profile.

The combined ratio improved 10.1 points to 99.2% in 2024, compared to 109.3% in 2023, driven by improvement in nearly all components of the loss ratio:

- The underlying loss ratio of 57.9% improved 4.3 points from 2023, reflecting improvement from a combination of underwriting actions, increased pricing, expense management and lower frequency.

- Prior year reserve development, excluding catastrophe losses, was neutral in 2024 compared to 6.0% of unfavorable development in 2023. Our overall reserve position has improved over the past two years. Many lines have shown favorable reserve development, which has afforded us the opportunity to bolster liability reserves without adversely impacting results in 2024. Since the second quarter of 2022, we have added $175 million in additional general liability, umbrella and excess casualty reserves to accident years 2023 and prior. We believe these actions position our reserves to better manage the uncertain inflationary environment we operate in today and expect to continue in the near future.

- Catastrophe losses added 5.4 points to the combined ratio, an improvement of 0.8 points from 2023, which is below our five-year and 10-year historical averages and slightly below our current annual expectations. This improvement is a result of ongoing multifaceted strategies to improve our property catastrophe risk profile. For example, our catastrophe management efforts in Florida proved particularly beneficial in 2024 after three hurricane landfalls resulted in immaterial losses for UFG.

- The underwriting expense ratio of 35.9% increased 1.0 point primarily due to investments in talent and technology to support long-term profitable growth at UFG, as well as increased performance-based compensation for employees and agents due to current year achievements. We will continue to diligently manage the expense ratio, confident in our ability to reduce it to a more acceptable level over time while making the necessary investments in our business.

Net investment income grew to $82.0 million in 2024, an increase of $22.4 million or 37.5% from 2023. This improvement is due in part to our decision to partner with New England Asset Management (NEAM) in early 2024 to oversee our investment portfolio. Partnering with NEAM has enabled us to increase our investment income and enhance our governance while upholding our conservative investment philosophy.

BALANCE SHEET STRENGTH

As of December 31, 2024, our balance sheet remained strong, with $3.5 billion in total assets, $782 million in total stockholders' equity and a $2.1 billion investment portfolio, of which 89% is allocated to a high-quality fixed income book. Book value per common share was $30.80 as of December 31, 2024, up $1.76 from a year ago.

To further strengthen our balance sheet, we completed a $70 million capital raise in May 2024 with Ares Management Corporation as the lead investor. We believe this capital raise will support our long-term growth strategies and improve our capital adequacy, which is an important measure of financial strength for insurance carriers.

Another important measure of financial strength is our "A-" (Excellent) rating from AM Best, which was reaffirmed in August 2024 with a stable outlook.

Throughout 2024, we paid total quarterly dividends totaling $0.64 per share, returning $16.2 million to our shareholders over the course of the year. UFG has a 57-year history of paying dividends to our shareholders.

CORPORATE RESPONSIBILITY

Alongside our commitment to paying dividends is a commitment to paying it forward. As part of our mission at UFG, we promise to support the communities where our people live and work through corporate sponsorship and employee volunteerism.

In 2024, the UFG Foundation proudly celebrated its 25th anniversary, awarding nearly $1 million in nonprofit grants and scholarships in communities around the country and more than $17 million since its establishment in 1999. In addition, in 2024, UFG employees volunteered more than 850 hours as part of our company's paid community service hour program, inspiring us with their dedication to giving back locally.

Each year, we are also honored to recognize the exceptional volunteerism of our employees and agents with the "Scotty McIntyre Jr. Go Beyond" award, a tribute to UFG's founding family and their legacy of giving. This award recognizes individuals for their outstanding community service, with UFG donating $5,000 to a charity of the winner's choice.

Corporate responsibility is a hallmark of our business — one that extends to the well-being of our people. UFG's commitment to advancing the mental and physical health of our employees includes a holistic wellness program rooted in whole-person health, as well as initiatives to ensure the health and comfort of our workspaces.

To that end, I am pleased to note that our headquarters building in downtown Cedar Rapids, Iowa, known as the American Building, received WELL Certification™ at the Platinum level in 2024, the highest level of certification.



UFG's corporate headquarters building was awarded WELL Certification™ at the Platinum level in 2024. This historic building is prominently located in downtown Cedar Rapids.

Built in 1914 and renovated more than 100 years later to balance architectural history with modern efficiencies, the American Building's prestigious WELL Platinum certification is based on 10 categories of building performance — air, community, light, materials, mind, movement, nourishment, sound, thermal comfort and water — demonstrating our ongoing commitment to the well-being of our people.

ACCELERATING OUR PROGRESS IN 2025

In looking back at where we've been as a company to where we are today, it is clear to see that our transformation is well underway at UFG. I am pleased with the progress we've made over the past two years and immensely proud of our people, who have shown great resilience in overcoming challenges, embracing changes and developing new skills to meet UFG's needs.

Through strong and steady execution of our strategic business plan, we have changed the trajectory of our company while ensuring that our deeply valued people-centered culture remains firmly intact for the future. Our work is far from finished and we will strive to accelerate our progress in 2025 as we execute our business plan while adeptly navigating the shifting economic and industry landscapes.

As we look ahead to celebrating UFG's 80th anniversary on January 2, 2026, I remain grateful for the dedication of our employees, the support of the board of directors, the loyalty of our distribution partners and the enduring trust of our shareholders. Together with our people, I am excited to continue to move UFG boldly forward in 2025 and I am confident in our ability to deliver improved financial and operational performance in the years ahead.

Sincerely,

Kevin J. Leidwinger
UFG President and CEO



UNITED FIRE GROUP, INC.

United Fire & Casualty Company

Addison Insurance Company

Financial Pacific Insurance Company

Franklin Insurance Company

Lafayette Insurance Company

Mercer Insurance Company

Mercer Insurance Company of New Jersey, Inc.

UFG Specialty Insurance Company

United Fire & Indemnity Company

United Fire Lloyds

118 Second Ave. SE, Cedar Rapids IA 52401, 319-399-5700, ufginsurance.com

Disclosure of forward-looking statements

This release may contain forward-looking statements about our operations, anticipated performance and other similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under the Securities Act of 1933 and the Securities Exchange Act of 1934 for forward-looking statements. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about the company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expect(s)," "anticipate(s)," "intend(s)," "plan(s)," "believe(s)," "continue(s)," "seek(s)," "estimate(s)," "goal(s)," "remain(s) optimistic," "target(s)," "forecast(s)," "project(s)," "predict(s)," "should," "could," "may," "will," "might," "hope," "can" and other words and terms of similar meaning or expression in connection with a discussion of future operations, financial performance or financial condition, are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual outcomes and results to differ materially from those expressed in the forward-looking statements is contained in Part I, Item 1A "Risk Factors" of our Annual Report on Form 10-K for the year ended December 31, 2024 ("2024 Annual Report"), filed with the Securities and Exchange Commission ("SEC") on February 26, 2025. The risks identified in our 2024 Annual Report and in our other SEC filings are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release or as of the date they are made. Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. In addition, future dividend payments are within the discretion of our board of directors and will depend on numerous factors, including our financial condition, our capital requirements and other factors that our board of directors considers relevant.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2024

OR

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from _____ to _____

Commission File Number 001-34257

UNITED FIRE GROUP, INC.
(Exact name of registrant as specified in its charter)

<u>Iowa</u>	<u>45-2302834</u>
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

118 Second Avenue SE

<u>Cedar Rapids</u>	<u>Iowa</u>	<u>52401</u>
	(Address of principal executive offices) (Zip Code)	

Registrant's telephone number, including area code: (319) 399-5700

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.001 par value	UFCS	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☐
Emerging growth company ☐			

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant as of June 28, 2024 was approximately $0.5 billion. For purposes of this calculation, all directors and executive officers of the registrant are considered affiliates. As of February 18, 2025, 25,381,478 shares of common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Form 10-K incorporates by reference certain information from the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, for its annual shareholder meeting to be held on May 21, 2025.

FORM 10-K TABLE OF CONTENTS

PART I.

ITEM 1. BUSINESS

OVERVIEW

Founded in 1946, United Fire Group, Inc. ("UFG", the "Registrant", the "Company", "we", "us", or "our") and its subsidiaries are engaged in the business of writing property and casualty insurance through a network of independent agencies. Our insurance company subsidiaries are currently licensed as property and casualty insurers in all 50 states, plus the District of Columbia. Our principal executive office is located at 118 Second Avenue SE, Cedar Rapids, Iowa 52401.

The Company owns 100 percent of United Fire & Casualty Company ("UF&C"), which owns 100 percent of eight subsidiaries: (1) Addison Insurance Company; (2) Lafayette Insurance Company; (3) United Fire & Indemnity Company; (4) Mercer Insurance Company; (5) Financial Pacific Insurance Company; (6) UFG Specialty Insurance Company; (7) United Real Estate Holdings LLC and (8) McIntyre Cedar UK Limited. Mercer Insurance Company owns 100 percent of two subsidiaries: (1) Franklin Insurance Company; and (2) Mercer Insurance Company of New Jersey, Inc. McIntyre Cedar UK Limited owns 100 percent of McIntyre Cedar Corporate Member LLP.

PROPERTY AND CASUALTY INSURANCE BUSINESS

Commercial Lines Business

Our business is comprised primarily of commercial lines of property and casualty insurance, including surety bonds. Our primary commercial policies are tailored business packages that include the following lines of business: fire and allied lines, other liability, automobile, workers' compensation and surety. Our core commercial products support a wide variety of customers, including small business owners and middle market businesses operating in industries such as construction, services, retail trade, financial and manufacturing, along with contract surety and commercial surety bonds offered through approximately 1,000 independent property and casualty agencies.

We partner with managing general agents ("MGAs") to offer delegated underwriting programs providing niche products, including marine specialty, professional liability and earthquake coverages. We also provide specialty and surplus lines coverage written exclusively through wholesale brokers on an admitted and non-admitted basis. Through its McIntyre Cedar Corporate Member ("MCCM") subsidiary, the Company is a member of Lloyd's of London ("Lloyd's"). Lloyd's operates as an insurance marketplace whereby members join syndicates to underwrite insurance through a managing agent in return for receiving premiums. The Company participates in multiple syndicates that cover a range of property and casualty insurance and reinsurance lines.

The Company offers reinsurance coverage for property and casualty insurance through traditional treaty reinsurance channels. The reinsurance operation supports primarily commercial lines of business but also assumes risk in professional, financial and personal lines of insurance.

All of our property and casualty insurance subsidiaries belong to an intercompany reinsurance pooling arrangement. Pooling arrangements permit the participating companies to rely on the capacity of the entire pool's capital and surplus, rather than being limited to policy exposures of a size commensurate with each participant's own surplus level. Under such arrangements, the members share substantially all of the insurance business that is written and allocate the combined premiums, losses and expenses based on percentages defined in the arrangement.

For a more detailed discussion of our products, refer to the "Business Overview" section in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Personal Lines Business

Our personal fire and allied lines includes proportional assumed reinsurance for homeowners multi-peril coverage. Our personal lines also consist of automobile and fire and allied lines coverage, including homeowners. In 2020, the Company announced its intent to withdraw as a direct writer of personal lines insurance. There is an immaterial amount of personal lines business remaining, primarily in the state of New Jersey, with the last exposures due to certain regulatory, non-renewal limitations expected to lapse before December 31, 2025. As of December 31, 2024, the Company had minimal exposure remaining from the direct personal lines business.

Operating Segments

We operate as one operating segment. Our revenues are primarily derived from premiums earned for property and casualty insurance products issued to customers. For additional information, see Note 10, "Segment Information," in Part II, Item 8, "Financial Statements and Supplementary Data."

Pricing

Pricing levels for our property and casualty insurance products are influenced by many factors, including an estimation of expected losses; the expenses of producing, issuing and servicing business and managing claims; the time value of money associated with such loss and expense cash flows; and a reasonable allowance for profit. We have a disciplined approach to underwriting and risk management that emphasizes profitable growth rather than premium volume or market share.

Seasonality

Our property and casualty insurance business experiences seasonality with regard to premiums written, which are generally highest in January and July and lowest during the fourth quarter. Although we experience seasonality in our premiums written, premiums are earned ratably over the period of coverage. Losses and loss settlement expenses incurred tend to remain consistent throughout the year, with the exception of catastrophe losses which generally are highest in the second and third quarters. Catastrophes inherently are unpredictable and can occur at any time during the year from man-made or natural disaster events that include, but are not limited to, hail, tornadoes, hurricanes and windstorms.

Competition

The property and casualty insurance industry is highly competitive. We compete with numerous property and casualty insurance companies in the regional and national market, some of which are substantially larger and have considerably greater financial and other resources. Except for regulatory considerations, there are limited barriers to entry into the insurance industry. Our competitors may be domestic or foreign, as well as licensed or unlicensed. The exact number of competitors within the industry is not known. Insurers compete on the basis of reliability, financial strength and stability, ratings, underwriting consistency, service, business ethics, price, performance, capacity, policy terms and coverage conditions.

In addition, because our primary commercial products are marketed exclusively through independent insurance agencies, most of which represent more than one company, we face competition within each agency and competition to retain qualified independent agents. Our competitors include companies that market their products through agents, as well as companies that sell insurance directly to their customers.

Because we rely solely on independent agencies to market our primary commercial products, we offer a competitive commissions program and a rewarding profit-sharing plan as incentives for agents to place high-quality property and casualty insurance business with us. We tier our agents to objectively recognize our top performers including additional compensation in our profit-sharing plan. We offer incentive trips and promotions to build UFG loyalty.

Our competitive advantages include our commitments to:

- Strong agency relationships:

    ◦ Highly-experienced personnel focused on strong service-oriented relationships.

    ◦ A team of regional managers is responsible for deepening the agency relationships needed to drive profitable growth and the field execution of underwriting strategies for the core commercial business.

- Exceptional service: Our agents and policyholders always have the option to speak with a real person.

- Fair and prompt claims handling: We view claims handling experiences as an opportunity to demonstrate our exemplary customer service to our policyholders.

- Specialized underwriting expertise: We empower our underwriters with the knowledge and tools needed to make good decisions for the Company.
- Superior loss control services: Our loss control representatives make multiple visits to policyholder businesses and job sites each year to ensure safety and make loss prevention recommendations.
- Effective and efficient use of technology: We use technology to provide enhanced service to our agents and policyholders, not to replace our personal relationships, but to reinforce them.

REINSURANCE

Incorporated by reference from the "Reinsurance" section in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 4 "Reinsurance" contained in Part II, Item 8, "Financial Statements and Supplementary Data."

RESERVES

Incorporated by reference from the "Critical Accounting Estimates" section in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 5 "Reserves for Losses and Loss Settlement Expenses" in Part II, Item 8, "Financial Statements and Supplementary Data."

INVESTMENTS

Incorporated by reference from Part II, Items 7 and Item 7A, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Quantitative and Qualitative Disclosures about Market Risk" under the headings "Investments," "Market Risk" and "Critical Accounting Estimates," Note 1 "Summary of Significant Accounting Policies" under the heading "Investments," Note 2 "Investments," and Note 3 "Fair Value of Financial Instruments," contained in Part II, Item 8, "Financial Statements and Supplementary Data."

COMPLIANCE WITH GOVERNMENT REGULATION

The insurance industry is subject to comprehensive and detailed regulation and supervision. Each jurisdiction in which we operate has established supervisory agencies with broad administrative powers. While we are not aware of any currently proposed or recently enacted state or federal regulation that would have a material impact on our operations, the new presidential administration has implemented many changes to federal regulations and regulatory agencies and the potential impact of such regulations is difficult to predict.

State Regulation

We are subject to extensive regulation, primarily at the state level. The method, extent and substance of such regulation varies by state, but generally has its source in National Association of Insurance Commissioners ("NAIC") model laws and regulations that establish standards and requirements for conducting the business of insurance and that delegate regulatory authority to a state regulatory agency. Moreover, the NAIC Accreditation Program requires state regulatory agencies to meet baseline standards of solvency regulation, particularly with respect to regulation of multi-state insurers. In general, such regulation is intended for the protection of those who purchase or use our insurance products, and not our shareholders. These rules have a substantial effect on our business and relate to a wide variety of matters including: insurance company licensing and examination; the licensing of insurance agents and adjusters; price setting or premium rates; trade practices; approval of policy forms; claims practices; restrictions on transactions between our subsidiaries and their affiliates, including the payment of dividends; investments; underwriting standards; advertising and marketing practices; capital adequacy; and the collection, remittance and reporting of certain taxes, licenses and fees.

The state laws and regulations that have the most significant effect on our insurance operations and financial reporting are discussed below.

Insurance Holding Company Regulation

We are regulated as an insurance holding company system in the states of domicile of our property and casualty insurance companies: Iowa (UF&C, UFG Specialty Insurance Company and Addison Insurance Company), California (Financial Pacific Insurance Company), Louisiana (Lafayette Insurance Company), New Jersey (Mercer Insurance Company of New Jersey, Inc.), Pennsylvania (Mercer Insurance Company and Franklin Insurance Company) and Texas (United Fire & Indemnity Company and its affiliate, United Fire Lloyds, which is organized as a Texas Lloyds plan). These regulations require that we annually furnish financial and other information about the operations of the individual companies within our holding company system. Generally, the insurance laws of these states provide that notice to the state insurance commissioner is required before finalizing any transaction affecting the ownership or control of an insurer and before finalizing certain material transactions between an insurer and any person or entity within its holding company system. In addition, some of those transactions cannot be finalized without the state insurance commissioner's prior approval.

The Model Insurance Holding Company System Regulatory Act, as amended (the "Amended Model Act") identified the concept of "enterprise risk" within an insurance company holding system. Enterprise risk is defined as any activity, circumstance, event or series of events involving one or more affiliates of an insurer that, if not remedied promptly, is likely to have a material adverse effect upon the financial condition or the liquidity of the insurer or its insurance holding company system as a whole. The Amended Model Act imposes more extensive informational requirements on us, including requiring us to prepare an annual enterprise risk report that identifies the material risks within our insurance company holding system that could pose enterprise risk to our licensed insurers.

Restrictions on Shareholder Dividends

As an insurance holding company with no independent operations or source of revenue, our capacity to pay dividends to our shareholders is based on the ability of our insurance company subsidiaries to pay dividends to us. The ability of our subsidiaries to pay dividends to us is regulated by the laws of their state of domicile. Under these laws, insurance companies must provide advance informational notice to the domicile state insurance regulatory authority prior to payment of any dividend or distribution to its shareholders. Prior approval from the state insurance regulatory authority must be obtained before payment of an "extraordinary dividend" as defined under the state's insurance code. The amount of ordinary dividends that may be paid to us is subject to certain limitations, the amounts of which change each year. In all cases, we may pay dividends only from our earned surplus. Refer to Part II, Item 5, "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" under the heading "Dividends" and Note 6 "Statutory Reporting, Capital Requirements and Dividends and Retained Earnings Restrictions," in Part II, Item 8, "Financial Statements and Supplementary Data" for additional information.

Price Regulation

Our primary commercial business is subject to regulatory constraints. Nearly all states have insurance laws requiring us to file rating manuals, policy or coverage forms, and other information with the state's regulatory authority. In certain states, rating manuals, policy forms, or both, must be approved prior to use. While insurance laws vary from state to state, their objectives are generally the same: an insurance rate cannot be excessive, inadequate, or unfairly discriminatory. The speed with which we can change our rates in response to competition or in response to increasing costs depends, in part, on the responsiveness of state regulators to allow adequate rates for the business we write. Pricing and product changes in our other businesses, though still subject to certain regulatory oversight, are afforded more flexibility by regulators to respond to emerging operating and claims costs and overall market dynamics.

Investment Regulation

We are subject to various state regulations requiring investment portfolio diversification and limiting the concentration of investments we may maintain in certain asset categories. Failure to comply with these regulations leads to the treatment of nonconforming investments as non-admitted assets for purposes of measuring statutory surplus. Further, in some instances, state regulations require us to sell certain nonconforming investments.

Exiting Geographic Markets; Canceling and Non-renewing Policies

Most states regulate our ability to exit a market. For example, states limit, to varying degrees, our ability to cancel and non-renew insurance policies. Some states prohibit us from withdrawing one or more types of insurance business from the state, except upon prior regulatory approval. Regulations that limit policy cancellation and non-renewal may restrict our ability to exit unprofitable markets.

Insurance Guaranty Associations

Each state has insurance guaranty association laws. Membership in a state's insurance guaranty association is generally mandatory for insurers wishing to do business in that state. Under these laws, associations may assess their members for certain obligations that insolvent insurance companies have incurred with regard to their policyholders and claimants.

Typically, states assess each solvent association member with an amount related to that member's proportionate share of business written by all association members within the state. Most state guaranty associations allow solvent insurers to recoup the assessments they are charged through future rate increases, surcharges or premium tax credits. However, there is no assurance that we will ultimately recover these assessments. We cannot predict the amount and timing of any future assessments or refunds under these laws.

Shared Market and Joint Underwriting Plans

State insurance regulations often require insurers to participate in assigned risk plans, reinsurance facilities and joint underwriting associations. These are mechanisms that generally provide applicants with various types of basic insurance coverage that may not otherwise be available to them through voluntary markets. Such mechanisms are most commonly instituted for automobile and workers' compensation insurance, but many states also mandate participation in Fair Access to Insurance Requirements Plans or Windstorm Plans, which provide basic property coverage. Participation is based upon the amount of a company's voluntary market share in a particular state for the classes of insurance involved. Policies written through these mechanisms may require different underwriting standards and may pose greater risk than those written through our voluntary application process.

Statutory Accounting Principles

For public reporting, insurance companies prepare financial statements in accordance with U.S. generally accepted accounting principles ("GAAP"). However, state laws require us to calculate and report certain data according to statutory accounting principles as defined in the NAIC Accounting Practices and Procedures Manual. While not a substitute for any GAAP measure of performance, statutory data is frequently used by independent rating agencies and industry analysts to facilitate comparisons of insurance companies.

Insurance Reserves

State insurance laws require that insurance companies analyze the adequacy of their reserves annually. Our appointed actuary must submit an opinion that our statutory reserves are adequate to meet policy claims-paying obligations and related expenses.

Financial Solvency Ratios

The NAIC annually calculates 13 financial ratios to assist state insurance regulators in monitoring the financial condition of insurance companies. A "usual range" of results for each of these ratios is used by insurance regulators as a benchmark. Departure from the usual range on four or more of the ratios could lead to inquiries from individual state insurance departments as to certain aspects of a company's business. In addition to the financial ratios, states also require us to calculate a minimum capital requirement for each of our insurance companies based on individual company insurance risk factors. These "risk-based capital" results are used by state insurance regulators to identify companies that require regulatory attention or the initiation of regulatory action. At December 31, 2024, all of our insurance companies had capital in excess of the required levels.

Federal Regulation

Although the federal government and its regulatory agencies generally do not directly regulate the business of insurance, federal initiatives and legislation often have an impact on our business. These initiatives and legislation include tort reform proposals, proposals addressing natural catastrophe exposures, terrorism risk mechanisms, federal financial services reforms, various tax proposals affecting insurance companies, and possible regulatory limitations, impositions and restrictions arising from the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank"), and the Patient Protection and Affordable Care Act.

Various legislative and regulatory efforts to reform the tort liability system have impacted and will continue to impact our industry. Although there has been some tort reform with positive impact to the insurance industry, new causes of action and theories of damages continue to be proposed in state court actions or by federal or state legislatures that continue to expand liability for insurers and their policyholders. For example, some state legislatures have from time-to-time considered legislation addressing direct actions against insurers related to bad faith claims. As a result of this unpredictability in the law, insurance underwriting is expected to continue to be difficult in commercial lines, professional liability and other specialty coverages.

Dodd-Frank expanded the federal presence in insurance oversight and increased regulatory requirements that are applicable to us. Dodd-Frank's requirements include streamlining the state-based regulation of reinsurance and non-admitted insurance (property or casualty insurance placed with insurers that are eligible to accept insurance, but are not licensed to write insurance in a particular state). Dodd-Frank also established the Federal Insurance Office within the U.S. Department of the Treasury that is authorized to, among other things, gather data and information to monitor aspects of the insurance industry, identify issues in the regulation of insurers about insurance matters, and preempt state insurance measures under certain circumstances.

Dodd-Frank and the Sarbanes-Oxley Act also contain several provisions related to corporate governance and disclosure matters. In response to Dodd-Frank, the Securities and Exchange Commission ("SEC") has adopted or proposed rules regarding director independence, director and officer hedging activities, executive compensation clawback policies, compensation advisor independence, pay versus performance disclosures, internal pay equity disclosures, and shareholder proxy access. These laws require or permit national stock exchanges or associations, such as the Nasdaq Stock Market LLC (the "Nasdaq Stock Market"), where we list our equity securities, to mandate certain governance practices. We continue to monitor developments under Dodd-Frank (and federal regulation more broadly) and their impact on us, insurers of similar size and the insurance industry as a whole.

FINANCIAL STRENGTH AND ISSUER CREDIT RATING

Our financial strength is regularly reviewed by an independent rating agency that assigns a rating based upon criteria such as results of operations, capital resources and minimum policyholders' surplus requirements. An insurer's financial strength rating is one of the primary factors evaluated by those in the market to purchase insurance. A poor rating indicates that there is an increased likelihood that the insurer could become insolvent and therefore not able to fulfill its obligations under the insurance policies it issues. This rating can also affect an insurer's level of premium writings, the lines of business it can write and the market value of its securities. A.M. Best also assigns long-term issuer credit ratings based on a company's ability to repay its debts.

Our property and casualty subsidiaries (collectively known as "United Fire & Casualty Group") are rated by A.M. Best Company, Inc. ("A.M. Best") on a group basis. The table below shows the current ratings assigned to our companies by A.M. Best.

	Financial Strength Rating	Issuer Credit Rating	Rating Held Since
United Fire & Casualty Group	A-	a-	2023
United Fire Group, Inc.	N/A	bbb-	2023

On August 18, 2023, UFG and our property and casualty subsidiaries received a rating downgrade from A.M. Best. For United Fire & Casualty Group, the financial strength rating was downgraded to A- (Excellent) from A (Excellent) and the issuer credit rating was downgraded to "a-" (Excellent) from "a" (Excellent). Concurrently, for UFG, A.M. Best downgraded the issuer credit rating to "bbb-" (Good) from "bbb" (Good). According to A.M. Best, companies rated "A-" have "an excellent ability to meet their ongoing obligations to policyholders." The outlook of these credit ratings is stable and there was no change in the outlook in December 2024. Refer to Part I, Item 1A. "Risk Factors" for additional information on financial strength and issuer credit ratings.

HUMAN CAPITAL

Organization core values

Working together as one, we are always striving to deliver on our promises of employee success, policyholder protection, agent opportunity, shareholder value and community support. This unified ideology guides every aspect of the way we conduct business at UFG.

Strategy for success

Our "One UFG: Boldly Forward" strategy unites our people in purpose and drives our mission of superior operational and financial performance. It is centered on five strategic pillars of long-term profitability, diversified growth, people development, continuous innovation and expense management. These pillars provide us with a strong foundation for success as we work together to deliver on our promises to all UFG stakeholders.

Corporate culture

We are committed to cultivating and preserving a culture that fosters the success of our employees. Our purpose is to invest in people to build enduring relationships with those we serve. We invite our people to bring their authentic whole self to work, be inspired to form lasting relationships and to do their best each day.

Our commitment is reinforced through initiatives centered on our people, partners, and philanthropy, creating a work environment built on the premise of a strong sense of belonging that encourages:

a. Respectful communication and cooperation between all employees.
b. Teamwork and participation that empowers and advances all perspectives.
c. Work-life balance to accommodate employees' varying needs.
d. Giving back to the communities we serve to advance change and promote greater understanding and respect.

At UFG, inclusive conduct is centered on:

a. Treating others with dignity and respect at all times, because how we act is as important as what we accomplish.
b. Meeting the evolving needs of our expansive risk profile though investment in our talent through training and recruiting.
c. Striving to do what is right - even when no one is looking.
d. Continuously listening to our people, agents, partners, vendors, and community to effectuate our goals.
e. Deepening our sensitivity and understanding towards others, so we can connect in a meaningful way.
f. Ensuring that employees exhibit conduct that reflects inclusion during work, at work functions on or off the work site, and at all other company-sponsored and company-participating events. Inclusive conduct applies to all in-office, hybrid, remote and field employees.

It is through our shared awareness and commitment to these principles that we foster a culture of belonging, where everyone is welcome, respected and appreciated.

		2024	2023	2022
	Employee data			
Workforce data	Headcount	877	852	1,095
	Average tenure in years	7.8	9.0	8.7
	Percent of self-identified women in workforce	54.7%	55.0%	57.4%
	Percent of self-identified racial/ethnic minorities in workforce	15.9%	14.1%	13.8%
	Voluntary turnover rate*	13.3%	26.8%	12.3%
Human rights/Social	Equal employment opportunity policy	Y	Y	Y
	Human and labor rights policy	Y	Y	Y
Ethics	Anti-bribery & anti-corruption policy and training	Y	Y	Y
	Code of ethics and business conduct	Y	Y	Y
Community	Employee volunteer hours	863	1,676	1,690

* The 2023 voluntary turnover rate includes employees who accepted the Company's early retirement plan offering.

Fulfilling careers; health, safety and wellness; compensation and benefits; talent development

Employee success is part of UFG's mission, therefore, health, wellness and education are core cultural values. Our investment in employee health and well-being is built on our foundation of helping people enhance their lives.

Our commitment to advancing the mental and physical health of our people includes a variety of fitness and educational offerings to help employees make healthy choices. We also offer on-site wellness centers at several of our offices or stipends at other branch locations.

Sustainability as a Driver of Shareholder Value

As a property and casualty insurer, UFG is acutely aware of the growing risks to business, insureds and communities stemming from sustainability issues. A few of our 2024 sustainability-related achievements include:

- Reduction in Fleet Vehicles
  From 2022 through the end of 2024 we minimized the size of our fleet by 28% and reduced miles driven by 38%. This reduction significantly decreased our carbon footprint and reduced greenhouse gas emissions.
- GHG Emission Targets and Sustainability Reporting
  We recently set initial GHG category and scope emissions. In 2024, we implemented a sustainability platform that will allows us to measure, manage, and report out on targeted sustainability efforts. Sustainability reporting and GHG emission data are disclosed to our employees, shareholders, and insureds on our public facing website at www.ufginsurance.com.

COMPANY WEBSITE AND AVAILABILITY OF INFORMATION

The Company's website is www.ufginsurance.com. Information on the Company's website is not incorporated by reference herein and is not a part of this Form 10-K. We provide free and timely access to the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, beneficial ownership reports on Forms 3, 4 and 5 and amendments to reports filed or furnished pursuant to Section 13(a), 15(d) or 16(a) of the Exchange Act. Such reports are made available as soon as reasonably practicable after they are filed with or furnished to the SEC. To access these filings, go to the Company's website and under the "Investors" heading, click on "Financial Documents" then "SEC Filings."

Our Code of Ethics and Business Conduct is also available at www.ufginsurance.com in the Investor Relations section. To view it, under the "Investors" tab, select "Overview," then "Governance Documents" and then "Code of Ethics and Business Conduct."

Free paper copies of any materials that we file with or furnish to the SEC can also be obtained by writing to Investor Relations, United Fire Group, Inc., 118 Second Avenue SE, Cedar Rapids, Iowa 52401.

12

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The following table sets forth information concerning the following executive officers as of February 26, 2025:

Name	Age	Position
Kevin J. Leidwinger	61	President and Chief Executive Officer, Principal Executive Officer
Julie A. Stephenson	57	Executive Vice President and Chief Operating Officer
Eric J. Martin	54	Executive Vice President, Chief Financial Officer and Principal Financial Officer
Sarah E. Madsen	46	Senior Vice President, Chief Legal Officer and Corporate Secretary
Steven D. Hernandez	58	Senior Vice President and Chief Human Resources Officer
Corey L. Ruehle	51	Senior Vice President and Chief Claims Officer

A brief description of the business experience of these officers follows:

Kevin J. Leidwinger became our President and Chief Executive Officer in August 2022. Prior to joining UFG, Mr. Leidwinger served as President and Chief Operating Officer at CNA Commercial from 2015 - 2022. Prior to joining CNA Commercial in 2015, he was global casualty manager for Chubb Commercial Insurance, and was responsible for the company's worldwide portfolio of general liability, workers' compensation, excess umbrella, auto errors and omissions, and environmental business.

Julie A. Stephenson joined UFG as our Executive Vice President and Chief Operating Officer in January 2023. Ms. Stephenson has over 25 years of experience in the insurance industry, most recently serving as global head of casualty reinsurance at Swiss Re. Prior to joining Swiss Re in 2021, she held the positions of Chief Operating Officer-Middle Market (2019-2021) and Commercial Chief Underwriting Officer (2015-2019) at CNA Insurance and Global Liability Manager for Chubb Insurance.

Eric J. Martin became Executive Vice President and Chief Financial Officer in February 2023, after joining UFG as our Senior Vice President and Chief Financial Officer in April 2022. Prior to joining UFG, he served as Head of Enterprise Transformation at Transamerica Corporation (an insurance company), beginning in 2020. Mr. Martin also held numerous other positions at Transamerica including: Chief Operating Officer, Individual Solutions and Retail Affiliates (2019-2020); Senior Vice President, Controller and Head of Finance (2016-2019) and various other roles dating back to 2001.

Sarah E. Madsen became our Vice President, Chief Legal Officer, and Corporate Secretary in April 2022 and was appointed Senior Vice President in March 2024. Ms. Madsen previously served as Assistant General Counsel from 2018-2022. Prior to joining UFG, she served as corporate counsel for a national insurance and financial strategies firm, counsel for a global non-profit and was a partner at a St. Paul, MN-based law firm, where she practiced financial services, insurance, and commercial litigation. Ms. Madsen holds a CPCU designation.

Steven D. Hernandez became our Senior Vice President and Chief Human Resources Officer in May 2024. Prior to joining UFG, he served as Senior Vice President at CNA Insurance from 2016-2024 and held various leadership roles at Chubb Group of Insurance Companies.

Corey L. Ruehle became our Vice President and Chief Claims Officer in 2019 and was appointed Senior Vice President in March 2024. He joined UFG as a Commercial Underwriter in 2001. Between 2001 and 2019 he served in various capacities, including as Underwriting Supervisor, Underwriting Manager and Branch Manager of the Midwest region. Mr. Ruehle has the Associate in Commercial Underwriting (AU) and Certified Insurance Counselor (CIC) professional designations.

ITEM 1A. RISK FACTORS

We provide readers with the following discussion of risks and uncertainties relevant to our business. These are factors that we believe could cause our actual results to differ materially from our historic or anticipated results. We could also be adversely affected by other factors, in addition to those listed here. These risks are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial could have a material effect on our business, results of operations, financial condition and/or liquidity.

Additional information concerning factors that could cause actual results to differ materially from those contained in the forward-looking statements is set forth in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

<u>Business Strategy</u>

The success of our strategy may be adversely impacted by various internal and external factors.

We have set a strategy to grow our business. We expect to execute on our strategy, but our success could be impacted by several different risks including but not limited to regulatory changes, economic conditions, technological advancements, cybersecurity threats, operational risks, intense market competition, and talent risks. We continually monitor these risks and mitigate their potential likelihood and impact. We also adjust our strategy as needed as results are realized or projections indicate any potential weaknesses in the adequacy or execution of our strategic plan. Our efforts to successfully mitigate risks to our strategy are not guaranteed, which could materially impact our financial condition and the results of our operations.

Our core insurance business is dependent on strong and beneficial relationships with a large network of independent insurance agents and not maintaining these relationships could result in loss of sufficient business opportunities within our expertise and stated risk appetite.

Our direct insurance products are marketed exclusively through independent insurance agencies, all of which represent more than one company. We face competition within each agency to retain qualified independent agents. Our competitors include companies that market their products via independent agents, exclusive agents and companies that sell insurance directly to their customers.

Our distribution model is subject to the risks of possible loss of independent agencies for various reasons and the discretion agencies have to reduce their business with us. Other potential consequences of not maintaining strong and beneficial relationships include the loss of sufficient business opportunities within our specific risk appetite, impacting the quality of our underwriting and loss ratio. If the quality of the independent agencies with which we do business were to decline, policyholders might consider purchasing their insurance through different agencies or channels.

Our geographic concentration ties our performance to the business, economic and regulatory conditions of certain states.

Our revenues and profitability are subject to the prevailing regulatory, legal, economic, political, competitive, weather, and other conditions in the principal states in which we do business. With respect to regulatory conditions, the NAIC and state legislators continually reexamine existing laws and regulations, specifically focusing on modifications to holding company regulations, interpretations of existing laws and the development of new laws and regulations. In a time of financial uncertainty or a prolonged economic downturn, regulators may choose to adopt more restrictive insurance laws and regulations. Changes in regulatory or any other of these conditions could make it less attractive for us to do business in such states. In addition, our exposure to severe losses from localized natural perils, such as tornadoes, wildfires or hailstorms, is increased in those areas where we have written a significant amount of property insurance policies.

We will be at a competitive disadvantage if, over time, our competitors are more effective in pricing their products, development of new product offering, implementation of technology and data analytics.

We compete with many major U.S. and non-U.S. insurers and smaller regional companies, as well as mutual companies, specialty insurance companies, underwriting agencies, and diversified financial services companies, including banks, mutual funds, broker-dealers and asset-managers. Our competitors may attempt to increase their market share by lowering rates. Losing business to competitors offering similar products at lower prices or who have a competitive advantage may adversely affect the results of our operations.

We use various actuarial techniques and data analytics to understand our risk exposures such as frequency and severity of different types of insurance claims. The data we rely on for these analytics includes experience data from our own business (e.g., policies written, characteristics, coverages, and details of associated losses) and data attained from third parties, including industry results. We use outputs of predictive models and other analytics to assist in decision making related to underwriting, pricing, claims management (including reserving), and catastrophe risk exposure management.

Emerging technology, including artificial intelligence, offers opportunities to underwrite and price business more efficiently and accurately, thus lowering costs. If we are not able to use technology and data analytics as effectively as our competitors, our competitiveness and ability to write and retain business within our risk appetite will be impacted. This may reduce the profitability of the business we do write or retain and negatively affect our ability to meet our business objectives.

Our strategy's success could be affected by our timely ability to recognize and adapt to our position in the insurance cycle.
The risk presented by market conditions presents a unique set of challenges in the property and casualty insurance industry. The property and casualty insurance marketplace is cyclical in nature and has historically been characterized by soft markets (i.e., periods of relatively high levels of price competition, less restrictive underwriting standards and generally low premium rates) followed by hard markets (i.e., periods of capital shortages resulting in a lack of insurance availability, relatively low levels of price competition, more selective underwriting of risks and relatively high premium rates). During soft markets, we may lose business to competitors offering competitive insurance at lower prices. We may reduce our premiums or limit premium increases leading to a reduction in our profit margins and revenues. During hard markets, we may underprice our competition resulting in adverse selection and missed opportunities for higher profit margins.

<u>Underwriting Risks</u>

Our success depends primarily on our ability to underwrite risks effectively and adequately price the risks we insure.
The results of our operations and our financial condition depend on our ability to underwrite and set premium rates accurately for a wide variety of risks based on available information. Adequate rates are necessary to generate premiums sufficient to pay losses, loss settlement expenses and underwriting expenses and to earn a profit. To price our products accurately, we must collect and properly analyze a substantial amount of data, develop, and apply appropriate pricing techniques, closely monitor changes in trends and project both severity and frequency of losses with reasonable accuracy. We could underprice risks which would adversely affect our profit margins. Conversely, we could overprice risks, leading to reduced sales volume and competitiveness. Our ability to undertake these efforts successfully is subject to a number of risks and uncertainties, including but not limited to:

(1) The availability of sufficient reliable data and our ability to properly analyze available data.

(2) Market and competitive conditions.

(3) Changes in medical care expenses and restoration costs.

(4) Our selection and application of appropriate pricing techniques.

(5) Changes in the regulatory market, applicable legal liability standards and in the civil litigation system generally.

The demand for property and casualty insurance can also vary significantly, rising as the overall level of economic activity increases and falling as that activity decreases. Fluctuations in demand and competition could produce underwriting results that would have a negative impact on the results of our operations and financial condition.

Claims

We may be unable to predict the rising cost of insurance claims resulting from changing societal expectations that lead to increasing litigation, broader definitions of liability, broader contract interpretations, more plaintiff-friendly legal decisions and larger compensatory jury awards.

We refer to these phenomena collectively as "social inflation" and they present a significant challenge in accurately pricing risk and managing the liabilities that arise on insurance policies. As a commercial casualty insurance company, we have always been sensitive to the effects of emerging claims and coverage issues, including class action lawsuits. But more recent trends such as litigation financing have led to an unprecedented number of large liability losses for us as well as our competitors.

These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number and/or size of claims, resulting in further increases in our reserves. The effects of these and other unforeseen emerging claims and coverage issues are difficult to predict. Further examples of these issues include:

(1) Judicial expansion of policy coverage and the impact of new theories of liability.

(2) An increase in plaintiffs targeting property and casualty insurers in purported class action litigation regarding claims handling and other practices.

(3) Medical developments that link health issues to specific causes, resulting in liability or workers' compensation (for example, cumulative trauma).

(4) Claims relating to unanticipated consequences of current or new technologies.

(5) An increase in the variety, number and size of claims relating to liability losses, which often present complex coverage and damage valuation questions.

(6) Claims relating to potentially changing climate conditions, including higher frequency and severity of weather-related events.

(7) Adverse changes in loss cost trends, including inflationary pressure in medical cost and automobile repair costs.

Many of the policies we issue include exclusions and other conditions that define, and limit coverage, which are designed to manage our exposure to certain types of risks and expanding theories of legal liability. In addition, many of our policies limit the period during which a policyholder may bring a claim under the policy, which period in many cases is shorter than the statutory period under which these claims can be brought by our policyholders. While these exclusions and limitations help us assess and control our loss exposure, it is possible that a court or regulatory authority could nullify or void an exclusion or limitation, or legislation could be enacted which modifies or bars the use of these exclusions and limitations. This could result in higher than anticipated losses by extending coverage beyond the intent of our underwriting. In some instances, these changes may not become apparent until sometime after we have issued the insurance policies that are affected by these changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a policy is issued.

We actively educate employees on the risk of social inflation and how best to defend against social inflation tactics. We endeavor to find ways to keep claims out of litigation and manage downward the length of time that certain claims are open. We also steer our portfolio away from business that is most exposed to these trends, and we target business in our assumed reinsurance operations and other alternative distribution channels that offer shorter tail risks.

Our reserves for property and casualty insurance losses and loss settlement expenses are based on estimates and may be inadequate, adversely impacting our financial results.

We maintain insurance reserves to cover our estimated ultimate unpaid liability for claims and claims adjustment expenses, including the estimated cost of the claims adjustment process, for reported and unreported claims and for future policy benefits. Our reserves may prove to be inadequate, which may result in future charges to earnings and/or a downgrade of our financial strength rating or the financial strength ratings of our insurance company subsidiaries.

Insurance reserves represent our best estimate at a given point in time. They are not an exact calculation of liability but instead are complex estimates, which are a product of actuarial expertise and projection techniques based on assumptions and expectations about future events, many of which are highly uncertain.

The process of estimating claims and claims adjustment expense reserves involves a high degree of judgment. These estimates are based on historical data and the impact of various factors such as:

(1) Actuarial and statistical projections of the cost of settlement and administration of claims reflecting facts and circumstances known.

(2) Historical claims information and loss emergence patterns.

(3) Assessments of currently available data.

(4) Estimates of future trends in claims severity and frequency.

(5) Judicial theories of liability.

(6) Economic factors such as inflation.

(7) Estimates and assumptions regarding social, judicial and legislative trends, and actions such as class action lawsuits and judicial interpretation of coverages or policy exclusions.

(8) The level of insurance fraud.

Many of these factors are not quantifiable. The inherent uncertainties of estimating reserves are greater for certain types of liabilities, particularly those in which the various considerations affecting the type of claim are subject to change and in which long periods of time may elapse before a definitive determination of liability is made. Reserve estimates are continually refined in a regular and ongoing process as experience develops and further claims are reported and settled.

Actual loss and loss settlement expenses paid might exceed our reserves. If our loss reserves are insufficient, or if we believe our loss reserves are insufficient to cover our actual loss and loss settlement expenses, we will have to increase our loss reserves and incur charges to our earnings, which could indicate that premium levels were insufficient. As such, deviations from one or more of these assumptions could result in a material adverse impact on our Consolidated Financial Statements and/or our financial strength rating.

For additional information about our reserving process and the factors we consider in estimating reserves, refer to the "Critical Accounting Estimates" section in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We insure property that is exposed to various natural perils that can give rise to significant claims costs.
Our property and casualty insurance operations expose us to claims arising from catastrophic events affecting multiple policyholders. Such catastrophic events consist of various natural disasters, which may increase in severity and frequency due to climate change, including, but not limited to, hurricanes, tornadoes, hailstorms, wildfires, earthquakes, severe winter weather, volcanic eruptions, and man-made disasters such as terrorist acts (including biological, chemical or radiological events), explosions, infrastructure failures and results from political instability.

Property damage resulting from catastrophes is perhaps the largest short-term underwriting loss we face in the ordinary course of our business. Catastrophes may reduce our net income, cause substantial volatility in our financial results for any fiscal quarter or year or otherwise adversely affect our financial condition, liquidity or results of operations. Catastrophes may also negatively affect our ability to write new business.

In addition, it generally requires more time to determine our ultimate losses associated with a particular catastrophic event. The inability to access portions of the impacted area, the complexity of the losses, legal and regulatory uncertainty, and the nature of the information available for certain catastrophic events may affect our ability to estimate the claims and claim adjustment expense reserves. Such complex factors include, but are not limited to: determining the cause of the damage, evaluating general liability exposures, estimating additional living expenses, the impact of demand surge, infrastructure disruption, fraud, business interruption costs and reinsurance collectability.

A catastrophic occurrence at the end or near the end of a reporting period may also affect the information available to us when estimating claims and claims adjustment expense reserves for the reporting period. As our claims experience for a particular catastrophe develops, we may be required to adjust our reserves to reflect our revised estimates of the total cost of claims. However, because the occurrence and severity of catastrophes are inherently unpredictable and may vary significantly from year to year and region to region, historical results of operations may not be indicative of future results of operations.

Following catastrophes there may be legislative, administrative, and judicial decisions that seek to expand insurance coverage for claims beyond the original intent of the policies or seek to prevent the application of deductibles. Our ability to manage catastrophic exposure may be limited by public policy considerations, the political environment, changes in the general economic climate and/or social responsibilities.

Financial

We are subject to certain risks related to our investment portfolio that could negatively affect our profitability.
Our investments are professionally managed by New England Asset Management ("NEAM") as of February 1, 2024. NEAM's investment decisions are governed by our management team and in accordance with our investment guidelines approved by our Board of Directors. Investment income is an important component of our net income and overall profitability. We invest premiums received from policyholders and other available cash to generate investment income and capital appreciation, while also maintaining sufficient liquidity to pay covered claims, operating expenses, and dividends. Our investment performance is sensitive to various factors including general economic conditions, changes in financial markets, global disruptions, and other factors beyond our control. Although our guidelines stress diversification in investment grade fixed maturity securities, our financial results may be adversely impacted by investment creditworthiness, fluctuations in interest rates, and disruptions in the financial and capital markets.

We seek to match the maturities of our investment portfolio with the estimated payment date of our loss and loss adjustment expense reserves to ensure strong liquidity and avoid having to liquidate securities to fund claims. Risk such as inadequate loss and loss adjustment reserves, a large natural catastrophe, or unfavorable trends in litigation could potentially result in the need to sell investments to fund these liabilities. This could result in significant realized losses depending on the conditions of the general market, interest rates and credit profile of individual securities. Further, our investment portfolio is subject to increased valuation uncertainties when investment markets are illiquid. The valuation of investments is more subjective when markets are illiquid, thereby increasing the risk that the estimated fair value (i.e., the carrying amount) of the portion of the investment portfolio that is carried at fair value in our financial statements is not reflective of prices at which actual transactions could occur.

We exercise prudence and significant judgment in analyzing and validating fair values, which are primarily provided by third parties, for securities in our investment portfolio, including those that are not regularly traded in active markets. We also exercise prudence and significant judgment in determining whether the impairment of particular investments is temporary or other-than-temporary. Due to the inherent uncertainties involved in these judgments, we may incur unrealized losses and subsequently conclude that other-than-temporary write downs of our investments are required.

A downgrade in our financial strength or issuer credit ratings could result in a loss of business and could have a material adverse effect on our financial condition, results of operations and liquidity.
Ratings are an important factor in establishing the competitive position of insurance companies. Third-party rating agencies assess and rate the claims-paying ability, capital strength and creditworthiness of insurers and reinsurers based on criteria established by the agencies. Financial strength ratings and issuer credit ratings are used by policyholders, insurers, reinsurers and insurance and reinsurance intermediaries as an important means of assessing the financial strength, creditworthiness and quality of insurers and reinsurers. These ratings are not evaluations directed to potential purchasers of our common stock, and are not recommendations to buy, sell or hold our common stock. These ratings are subject to change at any time and could be revised downward or revoked at the sole discretion of the rating agency.

The ratings assigned by A.M. Best are an important factor in marketing our products. Our ratings from A.M. Best affect our ability to retain our existing business, and to attract new business in our insurance operations. Failure to maintain our ratings could motivate current and future independent agents and policyholders to transact their business with higher rated competitors. If A.M. Best further downgrades our ratings or publicly indicates that our ratings are under review, it is possible that we will not be able to compete as effectively, leading to a decrease in premium revenue and earnings. For example, many of our agencies and policyholders have guidelines that require us to have an A.M. Best financial strength rating of "A-" or higher. A reduction of our A.M. Best ratings below "A-" could prevent us from issuing policies to a portion of our current or future policyholders with ratings requirements.

The failure of our insurance company subsidiaries to maintain their current ratings could dissuade a lender or reinsurance company from conducting business with us. A ratings downgrade could also cause some of our existing liabilities to be subject to acceleration, additional collateral support, changes in terms, or creation of additional financial obligations. For more information, refer to the "Financial Strength and Issuer Credit Rating" " section in Part I, Item 1 and Note 13 "Debt" contained in Part II, Item 8.

We may be unable to secure reinsurance capacity that provides necessary risk protection at a reasonable cost.
Our reinsurance strategy seeks to protect the Company from extremely adverse underwriting outcomes as well as unnecessary volatility in underwriting results. We purchase conservative levels of reinsurance as measured by our property catastrophe models, our economic capital model, and benchmarking with our peers.

We retain multiple reinsurance intermediaries to plan, create, and facilitate our ceded reinsurance placements. These intermediaries work closely with our risk, corporate underwriting, and finance departments to design reinsurance transactions that align with corporate strategy and risk appetite. Reinsurance transactions are supported by a large and diverse array of reinsurance providers to ensure that the capacity is reliable in each underwriting year. However, in hard reinsurance market conditions, reinsurance capacity can become constrained as reinsurers are pressed with concerns about capital or profitability. In these conditions, we may be unable to secure our desired reinsurance protection at a reasonable cost.

Lost reinsurance capacity could expose the Company to larger retained losses per loss occurrence, per risk, or per year in total. To mitigate this risk, we maintain a large panel of reinsurers and prefer to trade with partners that participate in each of our ceded programs. We transact with multiple intermediary companies to ensure full access to the entire reinsurance market. We monitor the credit quality of our reinsurance providers. We have a clear view of the criticality of various components of our reinsurance program. Finally, we maintain active dialogue with intermediaries and underwriters throughout the year.

Operations

We may be unable to attract, retain or effectively manage the succession of key personnel.
Our success depends on our ability to attract and retain key personnel, including members of our executive and senior management team. Any unplanned turnover or our failure to develop an adequate succession plan for one or more of our executive officers or other key positions could compromise our institutional knowledge base and erode our competitive advantage. The loss or limited availability of the services of one or more of our executive officers or other key personnel, or our inability to recruit and retain qualified executive officers or other key personnel in the future, could, at least temporarily, have a material adverse effect on our operating results and financial condition.

Changing weather patterns and climate change add to the unpredictability, frequency and severity of catastrophe losses and may adversely affect the results of our operations, liquidity and financial condition.
Long-term weather trends may be changing, a phenomenon that has been associated with extreme weather events linked to rising temperatures, including effects on global weather patterns, sea, land and air temperature, sea levels, rain, snow, and drought. Such changes in climate conditions could cause our underlying modeling data to be less accurate, limiting our ability to evaluate and manage our risk. Climate change also adds to the unpredictability of natural disasters and creates uncertainty as to future trends and exposures. Climate change presents risks in four categories to the Company:

(1) Physical Risk: The cost of natural perils may change. This is a concern for our property insurance underwriting strategy and, to a lesser extent, our real estate costs.

(2) Regulatory Risk: Certain regulatory bodies may impose laws that require UFG to report Greenhouse Gas (GHG) emissions from our own operations and our strategies to mitigate emissions, resulting in compliance with such regulations requiring increased time and expense.

(3) Transition Risk: Financial risks arising from a global transition to a lower-carbon economy could impact long-term return on certain invested assets.

(4) Liability Risk: New areas of law enabling litigation alleging damage from climate change may present legal risk to UFG.

Unauthorized data access, cyber-attacks and other security breaches could have an adverse impact on our business and reputation.
We rely on computer systems to conduct critical business functions, such as customer service, marketing and sales activities, customer relationship management and producing financial statements. Our business and operations rely on secure and efficient processing, storage and transmission of customer and Company data, including personally identifiable information. Our ability to effectively operate our business depends upon our ability, and the ability of certain third-party vendors and business partners, to access our computer systems to perform necessary business functions, such as providing quotes and product pricing, billing and processing premiums, administering claims, and reporting our financial results.

We retain confidential information on our computer systems, including customer information and proprietary business information belonging to us, our policyholders, third party claimants and vendors. Our business and operations depend upon our ability to safeguard this personally identifiable information. Our systems may be vulnerable to unauthorized access and hackers, computer viruses, and other scenarios in which our data may be compromised.

Cyber-attacks involving these systems, or those of our third-party vendors, could be carried out remotely and from multiple sources and could interrupt, damage, or otherwise adversely affect the operations of these critical systems. Cyber-attacks could result in the modification or theft of data, the distribution of false information, or the denial of service to users. Threats to data security can emerge from a variety of sources and change rapidly, resulting in the ongoing need to expend resources to secure our data in accordance with customer expectations and statutory and regulatory requirements.

Any compromise of the security of our data could expose us to liability and harm our reputation, which could affect our business and results of operations. We continually enhance our operating procedures and internal controls to effectively support our business and comply with our regulatory and financial reporting requirements, but there can be no assurances that we will be able to implement security measures adequate to prevent every security breach.

Although, to date, we have not identified any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents that have, or are likely to, materially affect us, our business strategy, results of operation or financial condition, the scope and effect of any cyber-attack may remain undetected for a period of time. We maintain cyber liability insurance coverage that provides both third-party liability and first-party insurance coverage; however, our insurance may be insufficient to cover all losses and expenses related to a cyber-attack.

Federal and state policymakers have and will likely continue to propose increased regulation of the protection of personally identifiable information and appropriate protocols after a related cybersecurity breach. Compliance with these regulations and efforts to address continually developing cybersecurity risks may result in a material adverse effect on our results of operations, liquidity, financial condition, and financial strength.

We are subject to comprehensive laws and regulations, changes to which may have an adverse effect on our financial condition and results of operations.
Insurance is a highly regulated industry. We are subject to extensive supervision and regulation by the states in which we operate. As a public company, we are also subject to regulation at the federal level, which is susceptible to changes in the new presidential term. Our ability to comply with these laws and regulations and obtain necessary and timely regulatory action is, and will continue to be, critical to our success. Examples of regulations that pose a risk to our ability to earn profits include but are not limited to:

(1) Required licensing

(2) Regulation of insurance rates, fees and approval of policy forms

(3) Restrictions on cancellation, nonrenewal or withdrawal

(4) Risk-based capital and capital adequacy requirements

(5) Transactions between insurance companies and their affiliates

(6) Required participation in guaranty funds and assigned risk pools

(7) Restrictions on the amount, type, nature, and quality of investments

(8) Terrorism risk insurance

(9) Accounting standards

(10) Corporate governance and public disclosure regulation

(11) Information privacy regulation

(12) Potential assessments for the provision of funds necessary for settlement of covered claims under certain policies provided by impaired, insolvent or failed insurance companies

Compliance with these laws and regulations requires us to incur administrative costs that decrease our profits. These laws and regulations may also prevent or limit our ability to underwrite and price risks accurately; obtain timely premium rate increases necessary to cover increased costs; discontinue unprofitable relationships; or exit unprofitable markets and otherwise continue to operate our business profitably. In addition, our failure to comply with these laws and regulations could result in actions by state or federal regulators, including the imposition of fines and penalties or, in an extreme case, revocation of our ability to do business in one or more states. Finally, we could face individual, group and class action lawsuits by our policyholders and others for alleged violations of certain state laws and regulations. Each of these regulatory risks could have a negative effect on our profitability.

Macroeconomic conditions could materially and adversely affect our business, results of our operations, financial condition, and growth.

Macroeconomic conditions such as growth, inflation, market stability, and geopolitics can impact our operations, opportunities, and risk profile. Important sectors we follow include goods, services, and housing. Markets exhibit stability when credit is available, there is liquidity in the system, and banks are stable. Geopolitical concerns can also disrupt the business environment. All these factors can contribute to adverse financial consequences for UFG.

Shareholders

Our stock price could become more volatile, and your investment could lose value.

The market price of our common stock historically has been, and we expect will continue to be, subject to fluctuations. These fluctuations may be due to our operating results or factors specific to our operations (including those discussed within this Item 1A. Risk Factors section), changes in securities analysts' estimates of our future financial performance, ratings or recommendations, our results falling below our expectations and analysts' and investors' expectations, the failure of our capital return programs to meet analysts' and investors' expectations, significant catastrophe events, departure of key personnel, cyber-attacks, or factors largely outside of our control, including those affecting the property and casualty insurance industry. The stock market in general has experienced price and volume fluctuations that have often been unrelated or disproportionate to the actual operating performance of listed companies. In addition, our stock is followed by a small number of analysts and the average daily trading volume tends to be low. These factors could adversely affect the price of our common stock.

Efforts to disrupt the structure, management or ownership of the Company could diminish the value of our common stock.

Our articles of incorporation and bylaws, as well as applicable laws governing corporations and insurance companies, contain provisions that could impede an attempt to replace or remove our management or prevent the sale of the Company that, in either case, could cause shareholders to believe that we are acting contrary to their best interests. In 2024, we amended and restated our bylaws to, among other things, enhance existing procedural mechanics and require additional disclosures in connection with shareholder nominations of directors and submissions of shareholder proposals to be included in the Company's proxy statement.

Our articles of incorporation and bylaws, and state laws governing corporations and insurance companies, may discourage potential acquisition proposals, as well as delay, deter or prevent a change of control of the Company, in particular through unsolicited transactions. However, any such activity, regardless of its success, may still adversely affect market prices for our common stock.

The ability of our subsidiaries to pay dividends to UFG may affect our liquidity and ability to pay dividends to shareholders.

As a holding company, we have no significant independent operations of our own. Our principal sources of funds are dividends and other payments received from our subsidiaries. We rely on those subsidiaries' dividends for our liquidity, payment of dividends to shareholders and to make share repurchases. Dividends from those subsidiaries depend on their statutory surplus, earnings and regulatory restrictions.

State insurance laws limit the ability of insurance subsidiaries to pay dividends and require our insurance subsidiaries to maintain specified minimum levels of statutory capital and surplus. The actual ability to pay dividends may be further constrained by business and regulatory considerations, such as the impact of dividends on surplus, by our competitive position and by the amount of premiums that we can write. Ordinary dividend payments, or dividends that do not require prior approval by the insurance subsidiaries' domiciliary state insurance regulator are generally limited to amounts determined by a formula which varies by jurisdiction. Extraordinary dividends, on the other hand, require prior regulatory approval by the insurance subsidiaries' domiciliary state insurance regulator before they can be made.

In addition, competitive pressures generally require insurance companies to maintain insurance financial strength ratings. These restrictions and other regulatory requirements affect the ability of our insurance subsidiaries to make dividend payments to us. At times the Company may be unable to pay dividends on our common stock or we may be required to seek prior approval from the applicable regulatory authority before our insurance subsidiaries can make a dividend payment to the Company for distribution. In addition, the payment of dividends to shareholders is within the discretion of our Board of Directors and will depend on numerous factors, including our financial condition, our capital requirements and other factors that our Board of Directors considers relevant.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Overview

We recognize the importance of assessing, identifying, and managing risks associated with cybersecurity threats. Our cybersecurity risks are identified and addressed through a comprehensive, cross-functional approach to develop strategies for preserving the confidentiality, integrity and availability of Company and customer information, identifying, preventing and mitigating cybersecurity threats, and effectively responding to cybersecurity incidents.

Oversight

Cybersecurity risk oversight is a focus area of our Risk Management Committee and the full Board of Directors. The Risk Management Committee's charter requires it to assist the Board of Directors in identifying and evaluating risks inherent in our business and to oversee and review the significant policies, procedures, and practices employed to manage risks. The Risk Management Committee receives a quarterly cybersecurity update from the Chief Administrative Officer (CAO), which is shared with the full Board of Directors. The Board of Directors discusses cybersecurity matters and risks on a quarterly basis or more frequently, as needed, at the recommendation of the Risk Management Committee.

The Company's enterprise risk management committee (the "ERM Committee") is tasked with, among other responsibilities, identifying and evaluating operational risks, which includes risks associated with information technology and cybersecurity. The ERM Committee includes senior leaders across business functions, including the Chief Executive Officer (CEO), Chief Operating Officer (COO), Chief Financial Officer (CFO), Chief Legal Officer, Chief Risk Officer (CRO) and CAO. The ERM Committee, as part of its comprehensive risk management duties, discusses Company strategies to prevent cyber-attacks and the Company's response and remediation of threats. The CAO provides a quarterly report to the Risk Management Committee that summarizes cybersecurity risks, relevant events and other items of note identified by management or the ERM Committee. The ERM Committee meets independently of the Risk Management Committee, with a representative from the Risk Management Committee in attendance. Certain members of the ERM Committee are invited to attend and participate in meetings of the Risk Management Committee.

In addition, we maintain internal "risk evaluation teams" dedicated to assessing and managing the entity-level risks facing the Company. There are two risk evaluation teams that relate to cybersecurity risk: Cyber-Attack Prevention and Cyber-Attack Recovery. The CAO and Vice President of Technology Operations participate in both risk evaluation teams. The CAO likewise serves on the Business Continuity Team as the business continuity technology lead, a role in which she comprehensively evaluates IT system readiness and preparedness should a business continuity event involving cybersecurity or technology interruption occur.

The lead management team member responsible for cybersecurity matters is the CAO, who has 20 years of experience in information technology and a B.A. in Management Information Systems. She is assisted by the Vice President of Technology Operations, the Information Security Manager and Corporate Counsel, Privacy. The CAO regularly reviews the lines of accountability and responsibility to ensure alignment with the ERM Committee.

Cybersecurity Program

We have adopted a Written Information Security Program (WISP) designed to align with the guidelines recommended by the National Institute of Standards and Technology (NIST). We make ongoing continuous improvements to our information security program; specifically in the implementation of secure remote access solutions with multifactor authentication, next-generation endpoint detection and remediation, cloud-based security controls, automated scanning and outside validation of security controls. Additionally, we require all employees to complete cybersecurity training at least annually, with additional training targeted for employees with greater data access. When a specific cyber threat is identified, we may create additional trainings with targeted content for our employees. As part of our efforts to manage our cybersecurity risks, we have engaged an independent firm to assist with conducting penetration tests and provide advice on our information security program. We also carry insurance to mitigate losses from cyber events.

We have processes in place to oversee and identify risks from cybersecurity threats associated with our use of third-party service providers. All proposed third parties are subject to a preliminary assessment to identify those that may handle or have access to company information and scope appropriate due diligence activities relating to the engagement. Third-parties that may handle or have access to company information are subject to enhanced due diligence procedures prior to onboarding and security risk assessments at the time of onboarding, contract renewal, and upon detection of an increase in risk profile. We use a variety of inputs in such risk assessments, including information supplied by third-parties and information obtained through other channels. In addition, we require our providers to adhere to appropriate security requirements and controls, and we investigate security incidents that have impacted our third-party service providers, as appropriate.

We have established comprehensive incident response and recovery plans and intend to test and refine the effectiveness of those plans under the leadership of the Chief Human Resources Officer, who is accountable for the overall business continuity program at UFG. Our incident response and recovery plans address and guide our employees, management, and the Board of Directors on our response to a cybersecurity incident, including the requirements of notification, classification, analysis and communication of cybersecurity incidents based on the identified severity level. The ERM Committee is accountable for regularly reviewing and evaluating the corporate incident response plan and business continuity plan.

We have a process to appropriately identify and escalate incidents that would be considered "material" in nature and require disclosure under the SEC's reporting requirements. Our identification and escalation process requires any potentially material incidents to be escalated to the CAO, who would promptly meet with the ERM Committee to determine if the incident is considered material and trigger a reporting obligation through a Current Report on Form 8-K. We did not experience any material cyber incidents since the beginning of our last fiscal year.

Cybersecurity Threats

To date, we have not identified any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have, or are likely to, materially affect us, our business strategy, results of operation or financial condition. Refer to "Item 1A. Risk Factors" in this Annual Report on Form 10-K, for additional discussion about cybersecurity-related risks.

ITEM 2. PROPERTIES

Our headquarters are located in Cedar Rapids, Iowa, where we own approximately 235,000 square feet of office and building space. In addition, we lease office and building space throughout the U.S. primarily for underwriting and claims operations in those locations. We believe our existing facilities, both owned and leased, are in good condition and suitable for the conduct of our business.

ITEM 3. LEGAL PROCEEDINGS

In the normal course of its business, the Company is a party to a variety of legal proceedings. While the final outcome of these legal proceedings cannot be predicted with certainty, management believes all of the proceedings pending as of December 31, 2024 to be ordinary and routine and does not expect these legal proceedings to have a material adverse effect on the Company's financial position or results of operations.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Shareholders

The Company's common stock is traded on the Nasdaq stock market under the symbol "UFCS." On February 18, 2025, there were 606 holders of record of the Company's common stock. The number of record holders does not reflect shareholders who beneficially own common stock in nominee or street name but does include participants in our employee stock purchase plan.

Dividends

Our practice has been to pay quarterly cash dividends, which we have paid every quarter since March 1968.

For information regarding dividends paid to shareholders and the declaration and payment of future dividends, see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations", under heading "Liquidity and Capital Resources", subheading "Commitments for Capital Expenditures."

Issuer Purchases of Equity Securities

Under our share repurchase program, we may purchase our common stock from time to time on the open market or through privately negotiated transactions. The amount and timing of any purchases will be at our discretion and will depend upon a number of factors, including the share price, general economic and market conditions, and corporate and regulatory requirements. Our share repurchase program may be modified or discontinued at any time. Our share repurchase program was most recently renewed in August 2024 through August 2026. There were no repurchases during the year ended December 31, 2024. As of December 31, 2024, there are 1,719,326 shares of common stock remaining under this authorization.

United Fire Group, Inc. Common Stock Performance Graph

The following graph compares the performance of an investment in the Company's common stock from December 31, 2019 through December 31, 2024, with the Standard & Poor's 500 Index ("S&P 500 Index"), and the Standard & Poor's 600 Property and Casualty Index ("S&P 600 P&C Index"). The graph assumes $100 was invested on December 31, 2019 in our common stock and in each of the below listed indices and that all dividends were reinvested on the date of payment without payment of any commissions. Dollar amounts in the graph are rounded to the nearest whole dollar. The performance shown in the graph represents past performance and should not be considered an indication of future performance.



The following table shows the data used in the total return performance graph above.

		Period Ended				
Index	12/31/2019	12/31/2020	12/31/2021	12/31/22	12/31/23	12/31/24
United Fire Group, Inc.	$ 100.00	$ 59.76	$ 56.44	$ 68.01	$ 51.49	$ 72.60
S&P 500 Index	100.00	118.40	152.39	124.79	157.60	197.03
S&P 600 P&C Index	100.00	100.89	118.13	107.88	114.50	152.77

The foregoing performance graph is being furnished as part of this Annual Report on Form 10-K solely in accordance with the requirement under Rule 14a-3(b)(9) to furnish our shareholders with such information, and therefore, shall not be deemed to be filed or incorporated by reference into any filings by the Company under the Securities Act or Exchange Act.

ITEM 6. [RESERVED]

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operation should be read in conjunction with Part II, Item 8, "Financial Statements and Supplementary Data." Amounts (except per share amounts) are presented in thousands, unless otherwise noted.

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements about our operations, anticipated performance and other similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor under the Securities Act of 1933, as amended (the "Securities Act") and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for forward-looking statements. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about United Fire Group, Inc. ("UFG," the "Registrant," the "Company," "we," "us," or "our"), the industry in which we operate, and beliefs and assumptions made by management. Words such as "expect(s)," "anticipate(s)," "intend(s)," "plan(s)," "believe(s)," "continue(s)," "seek(s)," "estimate(s)," "goal(s)," "remain(s) optimistic," "target(s)," "forecast(s)," "project(s)," "predict(s)," "should," "could," "may," "will," "might," "hope," "can" and other words and terms of similar meaning or expression in connection with a discussion of future operations, financial performance or financial condition, are intended to identify forward-looking statements. See Part I, Item 1A "Risk Factors" of this report for more information concerning factors that could cause actual results to differ materially from those in the forward-looking statements.

Risks and uncertainties that may affect the actual financial condition and results of the Company include, but are not limited to, the following:

- The success of our strategy may be adversely impacted by various internal and external factors;

- Core insurance business is dependent on strong and beneficial relationships with a large network of independent insurance agents and not maintaining these relationships could result in loss of sufficient business opportunities within our expertise and stated risk appetite;

- Geographic concentration ties our performance to the business, economic and regulatory conditions of certain states;

- We will be at a competitive disadvantage if, over time, our competitors are more effective in pricing their products, development of new product offering, implementation of technology and data analytics;

- Our strategy's success could be affected by our timely ability to recognize and adapt to our position in the insurance cycle;

- Our success depends primarily on our ability to underwrite risks effectively and adequately price the risks we insure;

- We may be unable to predict the rising cost of insurance claims resulting from changing societal expectations that lead to increasing litigation, broader definitions of liability, broader contract interpretations, more plaintiff-friendly legal decisions and larger compensatory jury awards;

- Reserves for property and casualty insurance losses and loss settlement expenses are based on estimates and may be inadequate, adversely impacting our financial results;

- We insure property that is exposed to various natural perils that can give rise to significant claims cost;

- We are subject to certain risks related to our investment portfolio that could negatively affect our profitability;

- A downgrade in our financial strength or issuer credit ratings could result in a loss of business and could have a material adverse effect on our financial condition, results of operations and liquidity;

- We may be unable to secure reinsurance capacity that provides necessary risk protection at a reasonable cost;

- We may be unable to attract, retain or effectively manage the succession of key personnel;

- Changing weather patterns and climate change add to the unpredictability, frequency and severity of catastrophe losses and may adversely affect the results of our operations, liquidity and financial conditions;

- Unauthorized data access, cyber-attacks and other security breaches could have an adverse impact on our business and reputation;

- We are subject to comprehensive laws and regulations, changes to which may have an adverse effect on our financial condition and results of operations;

- Macroeconomic conditions could materially and adversely affect our business, results of our operations, financial condition, and growth;

- Our stock price could become more volatile, and your investment could lose value;

- Efforts to disrupt the structure, management or ownership of the Company could diminish the value of our common stock; and

- The ability of our subsidiaries to pay dividends to UFG may affect our liquidity and ability to pay dividends to shareholders.

These are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report or as of the date they are made. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission ("SEC"), we do not have any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

BUSINESS OVERVIEW

Reportable Segments

We operate as one operating segment. Our revenues are primarily derived from premiums earned for property and casualty insurance products issued to customers. For additional information, see Note 10, Segment Information, in Part II, Item 8, "Financial Statements and Supplementary Data."

The following table shows the principle types of property and casualty insurance policies we write and issue, and which lines of business they are reported in:

	Direct Writer	Treaty Reinsurance[1]	Lloyd's of London	MGAs
Commercial Lines				
Other Liability	x	P		x
Fire and allied lines	x	P		x
Automobile	x	P		
Workers' compensation	x	P		
Fidelity and surety	x	P		
Other	x			x
Personal Lines				
Fire and allied lines	*	P		
Automobile	*			
Other	*			
Reinsurance Assumed		NP	x	

* Personal lines direct business was discontinued in 2020 with an immaterial amount of exposure still in force due to certain regulatory non-renewal limitations. For more information, refer to Part I, Item 1 "Property and Casualty Insurance Business" under "Personal Lines Business."

(1) Treaty Reinsurance is split between proportional reinsurance (P) and non-proportional reinsurance (NP)

Commercial other liability - primarily business insurance covering bodily injury and property damage including construction defect, excess and surplus lines excess casualty, and standard umbrella. Proportional assumed reinsurance on these lines and professional liability coverage managed by an MGA partner.

Commercial fire and allied lines - primarily multi-peril non-liability property coverage, inland marine. Proportional assumed reinsurance on these lines and earthquake coverage managed by an MGA partner.

Commercial automobile - physical damage to an insured's vehicle, as well as liabilities to third parties. Automobile physical damage insurance covers loss or damage to vehicles from collision, vandalism, fire, theft, flood or other causes. Automobile liability insurance covers bodily injury, damage to property resulting from automobile accidents caused by the insured, uninsured or under-insured motorists and the legal costs of defending the insured against lawsuits. Proportional reinsurance on these lines is also included.

Workers' compensation - business coverage for employees who are injured or become ill as a result of their job, including proportional assumed reinsurance for this coverage. Our workers' compensation insurance covers primarily small- to mid-sized accounts.

Fidelity and surety - contract and commercial surety bond coverage which guarantees performance and payment by our bonded principals, protects owners from failure to perform on the part of our principals, and protects material suppliers and subcontractors from nonpayment by our contractors.

Commercial other - commercial theft coverage, boiler and machinery and ocean marine business managed by an MGA partner.

Personal - fire and allied lines includes proportional assumed reinsurance for homeowners multi-peril coverage.

Reinsurance assumed - primarily non-proportional assumed reinsurance and Lloyd's of London property and casualty syndicates.

Lloyd's of London ("Lloyds") Syndicates

The Company is a member of Lloyd's through its insurance subsidiary McIntyre Cedar Corporate Member LLP. Lloyd's operates as an insurance marketplace whereby members join syndicates to underwrite property and casualty and reinsurance business through a managing agent in return for receiving premiums. The Company participates in Syndicate 1492, Syndicate 1729, Syndicate 1969, Syndicate 1971, Syndicate 4747, Syndicate 2988, Syndicate 1699, Syndicate 5623 and Syndicate 2358. The Company is required to maintain capital at Lloyd's, referred to as Funds at Lloyd's ("FAL"), to support the participation in these syndicates.

Pooling Arrangement

All of our property and casualty insurance subsidiaries belong to an intercompany reinsurance pooling arrangement. Pooling arrangements permit the participating companies to rely on the capacity of the entire pool's capital and surplus, rather than being limited to policy exposures of a size commensurate with each participant's own surplus level. Under such arrangements, the members share substantially all of the insurance business that is written and allocate the combined premiums, losses and expenses based on percentages defined in the arrangement.

Geographic Concentration

For the year ended December 31, 2024, 47.1 percent of our property and casualty premiums were written in Texas, California, Iowa, Missouri, and Louisiana.

In 2024, 2023 and 2022 the direct statutory premiums written by our property and casualty insurance operations were distributed as follows:

| (In Thousands) | Years Ended December 31, | | | % of Total | | |
	2024	2023	2022	2024	2023	2022
Texas	$ 200,593	$ 176,287	$ 148,207	18.4 %	17.4 %	16.6 %
California	136,840	126,262	111,037	12.5	12.4	12.4
Iowa	70,935	71,975	70,128	6.5	7.1	7.8
Missouri	53,575	59,094	54,090	4.9	5.8	6.1
Louisiana	52,795	43,769	37,124	4.8	4.3	4.2
New Jersey	47,909	42,369	41,030	4.4	4.2	4.6
Illinois	40,728	37,157	28,538	3.7	3.7	3.2
Colorado	38,284	36,900	34,480	3.5	3.6	3.9
Nebraska	33,303	33,272	29,120	3.1	3.3	3.3
Minnesota	33,230	35,718	32,659	3.0	3.5	3.7
All Other States	383,625	351,474	307,328	35.1	34.7	34.4
Direct Statutory Premiums Written	$ 1,091,817	$ 1,014,277	$ 893,741	100.0 %	100.0 %	100.0 %

CRITICAL ACCOUNTING ESTIMATES

Management's discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements. These statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"), which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following critical accounting estimates are those we believe affect the more significant judgments and estimates used in the preparation of our financial statements. Additional information about other significant accounting policies and estimates may be found in Note 1 "Summary of Significant Accounting Policies" in Part II, Item 8, "Financial Statements and Supplementary Data."

Investment Valuation

Upon acquisition, we classify investments in marketable securities as held-to-maturity, available-for-sale, or trading. We record investments in fixed maturity securities classified as available-for-sale and equity securities at fair value. Other long-term investments consist primarily of our interests in limited liability partnerships that are recorded on the equity method of accounting. We record mortgage loans at their amortized cost less any valuation allowance.

In general, investment securities are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility risk. Therefore, it is reasonably possible that changes in the fair value of our investment securities that are reported at fair value will occur in the near term and such changes could materially affect the amounts reported in the Consolidated Financial Statements. Also, it is reasonably possible that changes in the value of our investments in limited liability partnerships could occur in the future and such changes could materially affect our results of operations as reported in our Consolidated Financial Statements.

Fair Value Measurement

Information specific to the fair value measurement of our financial instruments and disclosures is incorporated by reference from Note 3 "Fair Value of Financial Instruments" contained in Part II, Item 8.

Losses and Loss Settlement Expenses

Reserves for losses and loss settlement expenses are reported using our best estimate of ultimate liability for claims that occurred prior to the end of any given reporting period but have not yet been paid. Before credit for reinsurance recoverables, these reserves were $1.8 billion and $1.6 billion at December 31, 2024 and 2023, respectively. We purchase reinsurance to mitigate the impact of large losses and catastrophic events. Loss and loss settlement expense reserves ceded to reinsurers were $198.1 million and $191.6 million at December 31, 2024 and 2023, respectively. Our reserves, before credit for reinsurance recoverables, by line of business as of December 31, 2024, were as follows:

(In Thousands)	Case Basis		IBNR		Loss Settlement Expense		Total Reserves	
Commercial lines								
Fire and allied lines	$	64,955	$	67,011	$	23,033	$	154,999
Other liability		293,682		461,341		157,702		912,725
Automobile		153,418		86,054		27,282		266,754
Workers' compensation		85,719		13,324		16,604		115,647
Fidelity and surety		28,507		13,382		2,852		44,741
Miscellaneous		1,375		13,073		1,966		16,414
Total commercial lines	$	627,656	$	654,185	$	229,439	$	1,511,280
Personal lines								
Automobile	$	1,192	$	458	$	240	$	1,890
Fire and allied lines		1,825		6,549		333		8,707
Miscellaneous		30		15		51		96
Total personal lines	$	3,047	$	7,022	$	624	$	10,693
Reinsurance assumed		110,619		161,362		2,828		274,809
Total	$	741,322	$	822,569	$	232,891	$	1,796,782

Case-Basis Reserves

For each of our lines of business, our experienced claims personnel estimate case-basis reserves for reported claims. Establishing the case reserve for an individual claim is subjective and complex, requiring us to estimate future payments and values sufficient to settle the claim. Setting a reserve for an individual claim is an inherently uncertain process. When we establish and adjust individual claim reserves, we do so based on our knowledge of the circumstances and facts of the claim at a point in time. Upon notice of a claim, we establish a preliminary (average claim cost) reserve based on the limited claim information initially reported. Subsequently, we conduct an investigation of each reported claim, which allows us to more fully understand the factors contributing to the loss and our potential exposure. This investigation may extend over a long period of time. As our claim investigation progresses, and as our claims personnel identify trends in claims activity, we may refine and adjust our estimates of case-basis reserves. To evaluate and refine our overall reserving process, we track and monitor all claims until they are settled and paid in full, with all salvage, subrogation claims, and liability deductible recoveries being resolved.

Our loss reserves include amounts related to both short-tail and long-tail lines of business. A short-tail insurance product is one where claim settlement values are known comparatively quickly. Final settlement values for long-tail insurance products are sometimes not known for many years. The longer the time span between the incidence of a loss and the settlement of the claim, the more the final settlement can vary from the reserves initially established. Accordingly, long-tail insurance products can have significant implications on the reserving process.

Our short-tail lines of business include fire and allied lines, commercial property, automobile physical damage and inland marine. The amounts of the case-based reserves that we establish for claims in these lines depend upon various factors, such as individual claim facts (including type of coverage and severity of loss), our historical loss experience and trends in general economic conditions (including changes in replacement costs, medical costs and inflation).

Our long-tail lines of business include workers' compensation and other liability. In addition, certain product lines such as commercial automobile, commercial multi-peril and surety include both long-tail coverages and short-tail coverages. For many long-tail liability claims, significant periods of time, ranging up to several years, may elapse between the occurrence of the loss, the reporting of the loss to us and the settlement of the claim. As a result, loss experience in the more recent accident years for the long-tail liability coverages has limited statistical credibility in our reserving process because a relatively small proportion of losses in these accident years are reported claims and an even smaller proportion are paid losses. In addition, long-tail liability claims are more susceptible to litigation and can be significantly affected by changing contract interpretations and the legal environment. Consequently, the estimation of loss reserves for long-tail coverages is more complex and subject to a higher degree of variability than for short-tail coverages.

The amounts of the case-basis loss reserves that we establish for claims in long-tail lines of business depend upon various factors, including individual claim facts (including type of coverage, severity of loss and underlying policy limits), company historical loss experience, legislative enactments, judicial decisions, legal developments in the awarding of damages, experience with alternative dispute resolution, changes in political attitudes and trends in general economic conditions, including the effects of inflation. As with our short-tail lines of business, we review and make changes to long-tail case-based reserves based on our review of continually evolving facts as they become available to us during the claims settlement process. Our adjustments to case-based reserves are reported in the financial statements in the period that new information arises about the claim. Examples of facts that become known that could cause us to change our case-based reserves include, but are not limited to: evidence that loss severity is different than previously assessed; new claimants who have presented claims; and the assessment that no coverage exists.

Incurred But Not Reported Reserves ("IBNR")

Most of our insurance policies are written on an occurrence basis that provides coverage if a loss occurs during the policy period, even if the insured reports the loss many years later. On a quarterly basis, the Company performs a detailed analysis of IBNR reserves. This analysis uses various projection methods to provide several estimates of ultimate loss or loss adjustment expense ("LAE") for each individual accident year and line of business. The projection methods include, but are not limited to, paid development; reported development; expected loss ratio methods; and Bornhuetter Ferguson methods on both a paid and reported basis. These methods may need to be adjusted for anomalies or outliers in the data, unusual internal or external trends, or other factors impacting the reliability/credibility of the historical company experience. Results of the projection methods are compared, and a point estimate of ultimate loss or LAE is established for each individual accident year and line of business. The specific projection methods used to establish point estimates vary depending on what is deemed most appropriate for a particular line of business and accident year. IBNR estimates are derived by subtracting reported loss from the final point estimates.

Senior management meets with our actuarial team and controller on a quarterly basis to review the adequacy of carried IBNR reserves based on the results of this actuarial analysis. Adjustments for changes in business and other factors not completely captured by the data within the actuarial analysis are made as deemed necessary. This method of establishing our IBNR reserves has consistently resulted in aggregate reserve levels that management believes are reasonable in comparison to the reserve estimates indicated by the actuarial analysis.

For our short-tail lines of business, IBNR reserves constitute a small portion of the overall reserves. These claims are generally reported and settled shortly after the loss occurs. In our long-tail lines of business, IBNR reserves constitute a relatively higher proportion of total reserves, because, for many liability claims, significant periods of time may elapse between the initial occurrence of the losses, the reporting of the losses to us, and the ultimate settlement of the losses.

Loss Settlement Expense Reserves

Loss settlement expense reserves include amounts ultimately allocable to individual claims, as well as amounts required for the general overhead of the claims handling operation that are not specifically allocable to individual claims. We do not establish case reserves for these expenses. Instead, on a quarterly basis, management performs a statistical analysis to estimate the required reserve for unpaid loss settlement expenses using historical data.

LAE is composed of two distinct kinds of expenses which are defense and cost containment ("DCC") and adjusting and other ("A&O"). These two expense types have different purposes and characteristics which necessitates different estimation methods in order to provide a quarterly estimate of the required reserve for unpaid expense which is generally referred to as an LAE IBNR reserve.

Reserves for unpaid DCC are estimated quarterly by line of business for each individual accident year using three methods: (1) Paid development, (2) Expected emergence of DCC, and (3) Bornhuetter Ferguson. Each of the three methods produces an estimate of the ultimate DCC cost for an individual accident year and the final estimate is generally a weighted average of the various methods. Inception to date paid DCC is subtracted from the final ultimate DCC estimate to provide the estimated DCC unpaid reserve for each individual accident year.

Reserves for unpaid A&O are estimated quarterly by line of business for each individual accident year using a single method. This method consists of applying a percentage factor to unpaid loss reserves. The percentage factor used differs by line of business and is established on an annual basis using year-end data. The percentage factor is evaluated and selected after reviewing the ratio of paid A&O to paid loss using calendar year data for the most recent five years.

Reinsurance Reserves

There are three distinct types of reserves for expected recoveries: (1) reported claim reserves, (2) loss IBNR, and (3) allocated LAE IBNR. Ceded reserves for reported claims are calculated by subtracting the primary retention from the claim value established by our claim adjuster. Ceded IBNR comes from multiple treaties and is reviewed quarterly by our reserving actuaries in conjunction with the direct IBNR. Multiple methods are utilized in the ceded IBNR which vary by line of business. These include estimates based on the relationship of ceded premium to direct premium, Bornhuetter Ferguson methods, and methods based on industry excess of loss factors. Some of our business is 100 percent ceded or based on a set quota share percentage. In those cases, ceded loss IBNR is typically formulaic based on direct loss IBNR. We will cede some allocated LAE expenses when we cede loss. Our ceded allocated LAE IBNR is estimated based on our ceded unpaid loss reserves and the general relation, by line of business, between LAE and loss.

Key Assumptions

The Company uses a number of key assumptions in establishing an estimate of loss and loss settlement expense reserves, including but not limited to the following: the Company's case-basis reserves reflect the most up-to-date information available about the unique circumstances of each individual known claim; judicial decisions or regulatory actions have been considered to the extent of our knowledge; new, emerging claim reporting and payment patterns will continue into the future consistent with the observable past; adjustments have been made for significant unique and unusual known claim events; and, to the best of our knowledge, there are no new, unidentified latent trends that would impact our overall reserves. These assumptions about future circumstances and expectations are inherently uncertain and subject to many risk factors including but not limited to heightened levels of inflation, increased litigation activity, changing weather patterns, and changing driver behaviors.

Therefore, our key assumptions are subject to change as actual claims occur and as we gain additional information about the variables that underlie our assumptions. Accordingly, management reviews and updates these assumptions periodically to ensure that the assumptions remain relevant and consistent with our current understanding of the environment. If necessary, management makes changes not only in the estimates derived from the use of these assumptions, but also in the assumptions themselves. Due to the inherent uncertainty in the loss reserving process, management believes that there is a reasonable chance that modification to key assumptions could individually, or in aggregate, result in reserve levels above or below the actual amount for which the related claims will eventually settle.

Adjustments to the reserves could be recorded in one year or multiple years, depending on when they are identified. This would also affect our financial position in that our equity would be adjusted by an amount equivalent to the net income impact. Any deficiency that would be recognized in our loss and loss settlement expense reserves usually does not have a material effect on our liquidity because the claims have not been paid. Conversely, if our estimates of ultimate unpaid loss and loss settlement expense reserves prove to be redundant, our future earnings and financial position would be improved. We believe our approach produces recorded reserves that are reasonable as to their relative position within a range of reasonable reserves from year-to-year.

Historical experience suggests reserve levels can vary considerably for an individual year before ultimate settlement values are known, but variation for the aggregate ultimate loss typically would fall in the range of 2.5% to 5%. The table below provides some scenarios for the impact of this development volatility on our reported net loss and loss adjustment reserves of $1.6 billion as of December 31, 2024.

(In Thousands)				
% Impact from updated assumptions		2.5%		5.0%
Impact on total net reported Loss and LAE reserves	$	39,967	$	79,935

In 2024, we changed the model used to review a portion of the LAE reserves. The reserves related to expenses not associated with individual claims (adjusting and other) are now reviewed using a projected claim count model. The methodologies relied upon for the remainder of the reserves were not altered but additional considerations were added to our models to aid in selecting key assumptions. In estimating our 2024 loss and loss settlement expense reserves, we did not anticipate future events or conditions that were inconsistent with past development patterns.

Certain of our lines of business are subject to the potential for greater loss and loss settlement expense development than others, which are discussed below:

Other Liability Reserves

Other liability is considered a long-tail line of business, as it can take a relatively long period of time to settle claims from prior accident years. This is partly due to the lag time between the date a loss or event occurs that triggers coverage and the date when the claim is actually reported. Defense costs are also a part of the insured expenses covered by liability policies and can be significant, sometimes greater than the cost of the actual paid claims. For the majority of our products, defense costs are outside of the policy limit, meaning that the amounts paid for defense costs are not subtracted from the available policy limit.

Factors that can cause uncertainty in estimating reserves in this line include: reporting time lags; the number of parties involved in the underlying tort action; whether the "event" triggering coverage is confined to only one time period or is spread over multiple time periods; the potential dollars involved in the individual claim actions; whether such claims were reasonably foreseeable and intended to be covered at the time the contracts were written (i.e., coverage disputes); and the potential for mass claim actions.

Claims with longer reporting time lags may result in greater inherent risk. This is especially true for alleged claims with a latency feature, particularly where courts have ruled that coverage is spread over multiple policy years, hence involving multiple defendants (and their insurers and reinsurers) and multiple policies (thereby increasing the potential dollars involved and the underlying settlement complexity). Claims with long latencies also increase the potential time lag between writing a policy in a certain market and the recognition that such policy has potential mass tort and/or latent claim exposure.

Our reserve for other liability claims at December 31, 2024 was $912.7 million and consisted of 3,862 claims, compared with $819.2 million, consisting of 4,351 claims at December 31, 2023. Of the $912.7 million total reserve for other liability claims, $101.4 million is identified as DCC and $56.0 million is identified as A&O required in the settlement of claims.

Included in the other liability line of business are gross reserves for construction defect losses and loss settlement expenses. Construction defect exposure is unique because of its very long tail as claims can often take over six years to be reported to us and another four years to settle, on average. This exposure relates to a deficiency in the design or construction of a building or structure resulting from a failure to design or construct in a reasonably workmanlike manner, and/or in accordance with a buyer's reasonable expectation. In the cases involving latent defects, the determination of when a loss occurred is often unclear and governed by various theories that vary by state. Further, each state has a unique Statute of Repose that determines the length of time an insured has to report a claim generally from the date of substantial completion of a project.

In addition to these issues, other variables contribute to a high degree of uncertainty in establishing reserves for construction defect claims. These variables include: whether coverage exists; when losses occur; the size of each loss; expectations for future interpretive rulings concerning contract provisions; and the extent to which the assertion of these claims will expand geographically. In recent years, we have implemented various underwriting measures that we anticipate will mitigate the amount of construction defect losses experienced, including further consideration of insured endorsements; stricter underwriting guidelines on the writing of residential contractors; and increased utilization of loss control.

Asbestos and Environmental Reserves

Included in the other liability and assumed reinsurance lines of business are reserves for asbestos and other environmental losses and loss settlement expenses. The estimation of loss reserves for environmental claims and claims related to long-term exposure to asbestos and other substances is one of the most difficult aspects of establishing reserves, especially given the inherent uncertainties surrounding such claims and the likelihood that these uncertainties will not be resolved for many years. Although we record our best estimate of loss and loss settlement expense reserves, the ultimate amounts paid upon settlement of such claims may be more or less than the amount of the reserves. At December 31, 2024 and 2023, we had $0.7 million and $0.8 million, respectively, in direct and assumed asbestos and environmental loss reserves.

Catastrophe Event Reserves

Catastrophe losses are inherent risks of the property and casualty insurance business. Catastrophic events include, without limitation, hurricanes, tornadoes, earthquakes, hailstorms, wildfires, high winds, winter storms and other natural disasters, along with man-made exposures to losses resulting from, without limitation, acts of terrorism and political instability. Some types of catastrophes are more likely to occur at certain times within the year than others, which adds an element of seasonality to our property and casualty insurance claims. The frequency and severity of catastrophic events are difficult to accurately predict in any year. However, some geographic locations are more susceptible to these events than others.

We control our direct insurance exposures in regions that are prone to naturally occurring catastrophic events through a combination of geographic diversification, restrictions on the amount and location of new business production in such regions, and reinsurance. We regularly assess our concentration of risk in natural catastrophe exposed areas and consider the impacts of climate change and the unpredictability of future trends in adjusting our geographic concentrations. We have strategies and underwriting standards to manage these exposures through individual risk selection, subject to regulatory constraints, and through the purchase of catastrophe reinsurance coverage. We use catastrophe modeling and a risk concentration management tool to monitor and control our accumulations of potential losses in natural catastrophe exposed areas, such as the Gulf Coast and East Coast, as well as in areas of exposure in other countries where we are exposed to a portion of an insurer's underwriting risk under our assumed reinsurance contracts. Despite our efforts to manage our catastrophe exposure, the extent of losses from a catastrophe is a function of both the total amount of insured exposure in an area affected by the event and the severity of the event. The occurrence of one or more severe natural catastrophic events in heavily populated areas could have a material effect on our results of operations, financial condition or liquidity.

The process of estimating and establishing reserves for losses incurred from catastrophic events is inherently uncertain and the actual ultimate cost of a claim, net of reinsurance recoveries, may vary materially from the estimated amount reserved. Catastrophe modeling generally relies on multiple inputs based on experience, science, engineering and history, and the selection of those inputs requires a significant amount of judgment. The modeling results may also fail to account for risks that are outside the range of normal probability or are otherwise unforeseen. Because of this, actual results may differ materially from those derived from our modeling assumptions.

Commercial Automobile Reserves

Commercial automobile claim reserves are established at exposure based on information either known and provided or obtained through the claims investigation. The perspective and experience of the claims staff, which may include assumptions as to how the claim will develop over time, is incorporated in the investigation. Exposures are identified and reserves established within 30 to 60 days depending on the complexity of the case.

Workers' Compensation Reserves

Like the other liability line of business, workers' compensation losses and loss settlement expense reserves are based upon variables that create uncertainty in estimating the ultimate reserve. Estimates for workers' compensation are particularly sensitive to assumptions about medical cost inflation. Other variables we consider and that contribute to the uncertainty in establishing reserves for workers' compensation claims include: state legislative and regulatory environments; trends in jury awards; and mortality rates. Because of these variables, the process of reserving for the ultimate loss and loss settlement expense to be incurred requires the use of informed judgment and is inherently uncertain. Consequently, actual loss and loss settlement expense reserves may deviate from our estimates and such deviations may be significant. Our reserve for workers' compensation claims at December 31, 2024 was $115.6 million and consisted of 1,042 claims, compared with $121.0 million, consisting of 1,077 claims, at December 31, 2023.

Reserve Development

We recognized a favorable development in our net reserves for prior accident years totaling $1.2 million for the year ended December 31, 2024 and adverse development of $67.8 million and $12.9 million for the years ended December 31, 2023 and 2022, respectively.

The following table details the pre-tax impact on our property and casualty insurance business' financial results and financial condition of reasonably likely reserve development. Our lines of business that have historically been most susceptible to significant volatility in reserve development have been shown separately and utilize hypothetical levels of volatility of 5.0 percent and 10.0 percent. Our other, less volatile, lines of business have been aggregated and utilize hypothetical levels of volatility of 3.0 percent and 5.0 percent.

(In Thousands)								
Hypothetical Reserve Development Volatility Levels		-10%		-5%		+5%		+10%
Impact on loss and loss settlement expenses								
Other liability	$	(91,273)	$	(45,636)	$	45,636	$	91,273
Workers' compensation		(11,565)		(5,782)		5,782		11,565
Automobile		(26,864)		(13,432)		13,432		26,864
Hypothetical Reserve Development Volatility Levels		-5%		-3%		+3%		+5%
Impact on loss and loss settlement expenses								
All other lines	$	(24,988)	$	(14,993)	$	14,993	$	24,988

Reserve development is discussed in more detail under the heading "Losses and Loss Settlement Expense" in the "Results of Operations" section in this Item 7.

Appointed Actuary

The Company terminated the engagement with Regnier Consulting Group, Inc. ("Regnier") as its appointed actuary for the year ended December 31, 2024. Beginning with the 2024 reporting period, the Company's Vice President of Actuarial Reserving will serve as the appointed actuary, approved by the Board of Directors. The Company has engaged a third party firm to provide an independent and unbiased assessment of the Company's reserves. We do not rely on the external consulting actuary's assessment to determine our recorded reserves; however, we review and discuss its observations on trends, key assumptions, and actuarial methodologies, and consider these items when determining our recorded reserves.

Pension Benefit Obligation

The process of estimating our pension benefit obligation and related benefit expense is inherently uncertain, and the actual cost of benefits may vary materially from the estimates recorded. These liabilities are particularly volatile due to their long-term nature and are based on several assumptions. The main assumptions used in the valuation of our pension benefit obligation are estimates related to: mortality of the employees and retirees eligible for benefits; expected long-term rates of return on investments; compensation increases; employee turnover; and liability discount rate. We have engaged an independent firm to assist in evaluating and establishing assumptions used in the valuation of our pension benefit obligations.

A change in any one or more of these assumptions is likely to result in an ultimate liability different from the original actuarial estimate. Such changes in estimates may be material. For example, a 100 basis point decrease in our estimated discount rate would increase the benefit obligation at December 31, 2024 by $22.1 million while a 100 basis point increase in the rate would decrease the pension benefit obligation by $18.2 million, for the same period.

A 100 basis point decrease in our estimated long-term rate of return on pension plan assets would increase the benefit expense for the year ended December 31, 2024 by $2.3 million, while a 100 basis point increase in the rate would decrease benefit expense by $2.3 million, for the same period. Corresponding with the impact on benefit expense, there would be an offsetting impact to pension plan assets.

In an effort to limit the impacts of interest rate exposure, in September 2023, we made a shift in our pension plan asset investment strategy to a liability driven investment ("LDI") approach to better match the timing of cash flows between payouts from the plan with cash flows from the asset portfolio as well as hedge interest rate risk between assets and liabilities.

NON-GAAP FINANCIAL MEASURES

We evaluate profit or loss based upon operating and investment results. Profit or loss described in the following sections of this Management's Discussion and Analysis is reported on a pre-tax basis. Our primary sources of revenue are premiums and investment income. Major categories of expenses include losses and loss settlement expenses, underwriting and other operating expenses. Management uses metrics to provide financial statement users with a better understanding of results of operations, including adjusted operating income and three components of the loss ratio: underlying loss ratio, impacts of catastrophes and non-catastrophe prior period reserve development.

Adjusted operating income is calculated by excluding net investment gains and losses, after applicable federal and state income taxes from net income (loss). Management believes adjusted operating income is a meaningful measure for evaluating insurance company performance and a useful supplement to GAAP information because it better represents the normal, ongoing performance of our business. Investors and equity analysts who invest in and report on the insurance industry and the Company generally focus on this metric in their analyses.

Underlying loss ratio represents the net loss ratio less the impacts of catastrophes and non-catastrophe prior period reserve development. The underlying combined ratio represents the combined ratio less the impacts of catastrophes and non-catastrophe prior period reserve development. The Company believes that the underlying loss ratio and underlying combined ratio are meaningful measures to understand the underlying trends in the core business in the current accident year, removing the volatility of catastrophes and prior period impacts. Management believes separate discussions on catastrophe losses and prior period reserve development are important to understanding how the Company is managing catastrophe risk and in identifying developments in longer-tailed business. Catastrophe losses is an operational measure that utilizes the designations of the Insurance Services Office ("ISO") and is reported with losses and loss adjustment expense amounts net of reinsurance recoverables, unless specified otherwise. In addition to ISO catastrophes, we also include as catastrophes those events ("non-ISO catastrophes"), which may include U.S. or international losses, that we believe are, or will be, material to our operations, either in amount or in number of claims made. Catastrophes are not predictable and are unique in terms of timing and financial impact. While management estimates catastrophe losses as incurred, due to the inherently unique nature of catastrophe losses, the impact in a reporting period is inclusive of catastrophes that occurred in the reporting period, as well as development on catastrophes that may have occurred in prior periods. Prior period reserve development is the increase (unfavorable) or decrease (favorable) in incurred loss and loss adjustment expense reserves at the valuation dates for losses which occurred in previous calendar years. This measure excludes development on catastrophe losses.

RESULTS OF OPERATIONS

The following table includes the consolidated results of our operations for the years ended December 31, 2024, 2023 and 2022, with more detailed components and discussion in the sections that follow. Discussions of the components of net income are presented on a pre-tax basis, unless otherwise noted.

Financial Highlights

(In Thousands)		Years Ended December 31,						% Change	
		2024		2023		2022		**2024 vs. 2023**	2023 vs. 2022
Revenues									
Net earned premiums	$	**1,176,750**	$	1,034,587	$	951,541		**13.7 %**	8.7 %
Net investment income		**81,986**		59,606		44,932		**37.5**	32.7
Net investment gains (losses)		**(5,429)**		1,274		(15,892)		**NM**	NM
Other income (loss)		**—**		—		(295)		**NM**	(100.0)
Total revenues	$	**1,253,307**	$	1,095,467	$	980,286		**14.4 %**	11.7 %
Benefits, losses and expenses									
Losses and loss settlement expenses	$	**744,605**	$	769,414	$	637,301		**(3.2)%**	20.7 %
Amortization of deferred policy acquisition costs		**281,338**		244,991		213,075		**14.8**	15.0
Other underwriting expenses		**140,942**		115,800		115,169		**21.7**	0.5
Interest expense		**7,281**		3,260		3,188		**123.3**	2.3
Other non-underwriting expenses		**2,107**		1,723		(524)		**22.3**	NM
Total benefits, losses and expenses	$	**1,176,273**	$	1,135,188	$	968,209		**3.6 %**	17.2 %
Income (loss) before income taxes	$	**77,034**	$	(39,721)	$	12,077		**NM**	NM
Income tax expense (benefit)		**15,077**		(10,021)		(2,954)		**NM**	NM
Net income (loss)	$	**61,957**	$	(29,700)	$	15,031		**NM**	NM
GAAP Ratios:									
Net loss ratio [1]		**63.3 %**		74.4 %		67.0 %		**(14.9)%**	11.0 %
Expense ratio [2]		**35.9 %**		34.9 %		34.5 %		**2.9 %**	1.2 %
Combined ratio [3]		**99.2 %**		109.3 %		101.5 %		**(9.2)%**	7.7 %
Additional Loss Ratios:									
Net loss ratio [1]		**63.3 %**		74.4 %		67.0 %		**(14.9)%**	11.0 %
Catastrophes [4]		**5.4 %**		6.2 %		7.7 %		**(12.9)%**	(19.5)%
Reserve development [4]		**— %**		6.0 %		0.1 %		**NM**	NM
Underlying loss ratio [4] (Non-GAAP)		**57.9 %**		62.2 %		59.2 %		**(6.9)%**	5.1 %

NM = not meaningful

(1) Net loss ratio is calculated by dividing the sum of losses and loss settlement expenses by net earned premiums. We use the net loss ratio as a measure of the overall underwriting profitability of the insurance business we write and to assess the adequacy of our pricing. Our net loss ratio is meaningful in evaluating our financial results as reported in our Consolidated Financial Statements.
(2) Expense ratio is calculated by dividing non-deferred underwriting expenses and amortization of deferred policy acquisition costs by net earned premiums. The expense ratio measures a company's operational efficiency in producing, underwriting and administering its insurance business.
(3) Combined ratio is a commonly used financial measure of property and casualty underwriting performance. A combined ratio below 100.0 percent generally indicates a profitable book of business. The combined ratio is the sum of the net loss ratio and the underwriting expense ratio.
(4) Underlying loss ratio is defined as the net loss ratio less impacts of catastrophes and non-catastrophe prior year reserve development.

Net Written Premiums

Net written premiums is the amount charged for insurance policy contracts issued and recognized on an annualized basis at the effective date of the policy. Net written premiums is frequently used by industry analysts and other recognized reporting sources to facilitate comparisons of the performance of insurance companies. Management believes net written premiums is a meaningful measure for evaluating insurance company sales performance and geographical expansion efforts. Net written premiums for an insurance company consists of direct written premiums and assumed premiums, less ceded premiums. The following shows our written premiums for the years ended December 31, 2024, 2023 and 2022:

(In Thousands)				**2024**	2023
Years ended December 31,	**2024**	2023	2022	**vs. 2023**	vs. 2022
Direct written premiums	$ **1,177,511**	$ 1,061,358	$ 946,169	**10.9 %**	12.2 %
Assumed written premiums	**217,904**	159,335	137,786	**36.8**	15.6
Ceded written premiums	**(163,945)**	(153,792)	(99,732)	**6.6**	54.2
Net written premiums	$ **1,231,470**	$ 1,066,901	$ 984,223	**15.4 %**	8.4 %

See 'Premiums' below for a description of the changes in premiums for the years presented.

Revenues

Premiums

Net earned premiums are calculated on a pro-rata basis over the terms of the respective policies. Unearned premium reserves are established for the portion of written premiums applicable to the unexpired terms of the insurance policies in force. The difference between net earned premiums and net written premiums is the change in unearned premiums and the change in prepaid reinsurance premiums. Direct earned premiums are recognized ratably over the life of a policy and differ from direct written premiums, which are recognized on the effective date of the policy. The following shows our earned premiums for the years ended December 31, 2024, 2023 and 2022:

				% Change	
(In Thousands)				**2024**	2023
Years ended December 31,	**2024**	2023	2022	**vs. 2023**	vs. 2022
Direct earned premiums	**1,109,903**	1,017,917	941,998	**9.0 %**	8.1 %
Assumed earned premiums	**214,043**	161,628	111,283	**32.4 %**	45.2 %
Ceded earned premiums	**(147,196)**	(144,958)	(101,740)	**1.5 %**	42.5 %
Net earned premiums	$ **1,176,750**	$ 1,034,587	$ 951,541	**13.7 %**	8.7 %

Direct Premiums

Direct premiums are the total policy premiums, net of cancellations, associated with policies issued and underwritten by our property and casualty insurance business. Direct premiums increased $92.0 million in 2024 as compared to 2023 and increased $75.9 million in 2023 as compared to 2022 primarily due to growth in our core commercial lines resulting from rate renewal increases, substantial new business production and stable retention.

Assumed Premiums

Assumed premiums are the total premiums associated with the insurance risk transferred to us by other insurance and reinsurance companies pursuant to reinsurance contracts. Assumed premiums increased $52.4 million in 2024 as compared to 2023 due to the addition of new programs and cedant growth, while assumed premiums increased $50.3 million in 2023 as compared to 2022 due primarily to increased reinsurance rates.

Ceded Premiums

Ceded premiums is the portion of direct premiums that we cede to our reinsurers under our reinsurance contracts. The ratio of ceded premiums to direct premiums remained flat for 2024 as compared to 2023 due to rate decreases in property offsetting rate increases in casualty. Ceded premiums increased $2.2 million in 2024 due to growth in the subject premium base. For 2023, the ratio of ceded premiums to direct premiums increased as compared to 2022, due to significant reinsurance rate increases.

Net Investment Income

Net investment income was $82.0 million for the year ended December 31, 2024, an increase of $22.4 million or 37.5% from the year ended December 31, 2023. Interest on fixed maturities increased $13.5 million or 23.9%, as a result of portfolio management actions, including investing at higher rates and the strategic re-allocation of equity securities into fixed maturity securities. This strategic re-allocation of equity securities resulted in a decrease in dividend income of $3.2 million. Income on other long-term investments was $8.0 million for 2024, compared to zero in 2023, as the valuation of the investments in limited liability partnerships varies from period to period due to the current market conditions. Interest on short-term investments, and cash and cash equivalents increased $4.8 million due primarily to an increase in money market funds resulting from the timing of investment sales and purchases.

Net investment income was $59.6 million in December 31, 2023, an increase of $14.7 million or 32.7% from the year ended December 31, 2022. Interest on fixed maturities was up $7.5 million or 15.5%, driven by higher interest rates. This was partially offset by a decrease in dividends on equity securities of $1.6 million, due to a strategic reallocation of equity securities into fixed maturity securities. Income on other long-term investments in limited liability partnerships increased $3.2 million, and other investment income increased by $5.6 million related to investment income received on FAL, short term investments, and cash and cash equivalents.

The following details our annualized yield on average invested assets for the years ended December 31, 2024, 2023, and 2022:

(In Thousands) Years Ended December 31,		Average Invested Assets [1]		Net Investment Income		Annualized Yield on Average Invested Assets [2]
2024	$	**1,970,404**	$	**81,986**		**4.2 %**
2023		1,891,504		59,606		3.2 %
2022		1,992,108		44,932		2.3 %

(1) Average Invested Assets, includes investments in money market accounts and is calculated using a simple average of the beginning and ending balances for the period

(2) Annualized Yield on Average Invested Assets is calculated by dividing Net Investment Income by Average Invested Assets.

Refer to Note 2 "Investments" in Part II, Item 8 for more information on net investment income.

Net Investment Gains (Losses)

Net investment losses were $5.4 million for the year ended December 31, 2024 as compared to net investment gains of $1.3 million for the year ended December 31, 2023. The primary reason for the change relates to management actions within the Company's fixed maturity portfolio to reinvest at higher rates.

Net investment gains were $1.3 million for the year ended December 31, 2023 as compared to net investment losses of $15.9 million for the year ended December 31, 2022. The primary reason for the change was attributable to the increase in market value of investments in equity securities throughout 2023 as compared to the decrease in market value of investments in equity securities through 2022.

Refer to Note 2 "Investments" in Part II, Item 8 for more information on investment gains and losses.

Benefits, Losses and Expenses

Losses and Loss Settlement Expenses

The following shows losses and loss settlement expenses for the years ended December 31, 2024, 2023 and 2022:

(In Thousands) Years Ended December 31,		2024		2023		2022
Loss and loss settlement expenses excluding catastrophes and prior year reserve development	$	680,243	$	773,012	$	576,725
Impact of catastrophes		63,154		64,152		73,466
Impact of prior year reserve development		1,208		(67,750)		(12,890)
Loss and loss settlement expenses	$	744,605	$	769,414	$	637,301
Net loss ratio		63.3 %		74.4 %		67.0 %

For the year ended December 31, 2024, our loss and loss settlement expenses were $24.8 million, or 3.2%, lower than 2023 and our net loss ratio improved 11.1 points. This was driven by improvement in the underlying loss ratio, no prior year development, and a favorable year for catastrophe losses. The underlying loss ratio improvement was driven in part by higher pricing, continued favorable frequency in most major lines, and favorable large loss experience in property and surety. Favorable results are partially offset by an increase in current and prior accident year loss estimates for other liability reflecting continued efforts to strengthen liability reserves subject to increasing economic and social inflation influences.

The Company experienced $1.0 million of favorable development in our net reserves for prior accident years for the year ended December 31, 2024, which is the result of favorable development on catastrophe losses. For non-catastrophe losses, favorable development in commercial automobile and fire and allied lines was offset by adverse development in commercial other liability. The commercial automobile favorable development of $34.5 million is a function of case-basis and IBNR reserve strengthening efforts over the last several years. Favorable development in fire and allied lines of $10.5 million is driven in part by reactions to favorable large loss experience in recent accident years. Adverse development in commercial other liability reflects the company's continued response to increased loss settlements resulting from the impact of economic and social inflation, including increased litigation activity.

In 2024, our pre-tax catastrophe losses were $63.2 million, a decrease of $1.0 million compared to $64.2 million in 2023. In 2024, our catastrophe losses included 74 events. Catastrophe losses in 2024 added 5.4 percentage points to the combined ratio, which is below our historical 10-year average of 7.2 percentage points. The Company continues to evaluate and limit our exposure in regions prone to naturally occurring catastrophic events through a combination of geographic diversification and restrictions on the amount and location of new business production in such regions. We intend to continue with targeted underwriting and rate initiatives in some regions and/or purchase additional reinsurance as necessary to reduce our exposure.

2023 Results

For the year ended December 31, 2023, our loss and loss settlement expenses were $132.3 million, or 20.7%, higher than 2022 and our net loss ratio increased 7.4 points. The primary drivers were an increase in loss and loss settlement expenses of $80.4 million in commercial lines and $48.0 million in reinsurance assumed, partially offset by $64.2 million of catastrophe losses in 2023 for our direct and assumed reinsurance business as compared to $73.5 million in 2022.

The Company experienced $67.8 million of adverse development in our net reserves for prior accident years for the year ended December 31, 2023, which is comprised of $64.2 million on non-catastrophe losses and $3.6 million on catastrophe losses. Commercial other liability lines experienced adverse development of $52.9 million primarily in our excess and surplus lines excess casualty book along with some adverse development in standard umbrella and construction defect due to increasing severity pressures. The increases in these longer tailed lines, especially in accident years 2016-2019, related to social and economic inflation, and prompted a re-evaluation of trend assumptions for more recent accident years. The commercial automobile line of business also experienced adverse development of $9.0 million related to increasing severity largely in post-COVID-19 accident years. Commercial fire and allied lines experienced adverse development of $4.4 million largely due to development on both catastrophe and non-catastrophe losses, primarily from accident year 2022. The assumed reinsurance line of business contributed an additional $3.5 million of adverse development largely driven by catastrophe losses.

In 2023, our pre-tax catastrophe losses were $64.2 million, a decrease of $9.3 million compared to $73.5 million in 2022, and a decrease of $25.2 million as compared to $98.6 million in 2021. In 2023, our catastrophe losses included 61 events. Catastrophe losses in 2023 added 6.2 percentage points to the combined ratio, which is below our historical 10-year average of 7.2 percentage points.

2022 Results

For the year ended December 31, 2022, our losses and loss settlement expenses were $14.8 million, or 2.3%, lower than 2021 and our net loss ratio decreased 0.7 points. The primary driver was a reduction in loss and loss settlement expenses of $27.0 million in personal lines related to our exit of that business. This was offset by an increase in reinsurance assumed related to our growth in that business from and a decrease in our commercial lines. In 2022, catastrophe losses were $73.5 million in our direct business and assumed reinsurance business as compared to $98.6 million in 2021.

The Company experienced $12.9 million of adverse development in our net reserves for prior accident years for the twelve-month period ended December 31, 2022. Most of the adverse development was in commercial other liability with $47.8 million and commercial fire and allied with $24.8 million adverse development. This was offset partially by favorable development on commercial automobile which contributed $56.7 million. The unfavorable development in commercial other liability and commercial fire and allied was due to paid loss and loss adjustment expense ("LAE") which was greater than reductions in reserves for unpaid loss and LAE. The favorable development for commercial automobile was from both loss and LAE where reductions of reserves for unpaid liabilities were more than sufficient to offset actual paid loss and paid LAE. Reductions in reserves for IBNR claims also contributed favorable development.

Amortization of Deferred Policy Acquisition Costs ("DAC")

The following is a summary of the components of DAC, including amortization:

(In Thousands) Years Ended December 31,		2024		2023		2022
Recorded asset at beginning of year	$	126,532	$	104,225	$	91,446
Acquisition costs deferred		302,017		267,298		225,854
Amortization of deferred policy acquisition costs		(281,325)		(244,991)		(213,075)
Recorded asset at end of year	$	147,224	$	126,532	$	104,225

DAC is amortized over the period the related premiums are earned. Amortization increased for the years ended December 31, 2024 and 2023, primarily reflecting an increase in deferred underwriting costs associated with the growth of the business.

42

Net Loss Ratios by Line

The following table provides our net loss ratio for the years ended December 31, 2024, 2023 and 2022:

(In Thousands)	2024			2023			2022		
	Net Earned Premiums	Net Losses and Loss Settlement Expenses Incurred	Net Loss Ratio	Net Earned Premiums	Net Losses and Loss Settlement Expenses Incurred	Net Loss Ratio	Net Earned Premiums	Net Losses and Loss Settlement Expenses Incurred	Net Loss Ratio
Commercial lines									
Other liability	$ 343,027	$ 283,034	82.5 %	$ 320,762	$ 249,106	77.7 %	$ 302,446	$ 231,587	76.6 %
Fire and allied lines	252,142	125,807	49.9	244,674	183,533	75.0	232,156	204,278	88.0
Automobile	239,964	138,517	57.7	208,874	176,667	84.6	208,398	114,296	54.8
Workers' compensation	54,815	37,524	68.5	53,039	33,224	62.6	56,015	27,545	49.2
Fidelity and surety	60,285	14,812	24.6	39,922	22,259	55.8	37,975	6,790	17.9
Other	9,802	5,742	58.6	2,702	940	34.8	1,081	821	75.9
Total commercial lines	960,035	$ 605,436	63.1 %	869,973	$ 665,729	76.5 %	838,071	$ 585,317	69.8 %
Personal lines									
Fire and allied lines	$ 14,237	$ 8,325	58.5 %	$ 4,733	$ 3,402	71.9 %	$ 4,957	$ 2,959	59.7 %
Automobile	1,214	732	60.3	—	(837)	NM	1	(3,123)	NM
Other	10	197	NM	22	(82)	NM	50	(1,009)	NM
Total personal lines	$ 15,461	$ 9,254	59.9 %	$ 4,755	$ 2,483	52.2 %	$ 5,008	$ (1,173)	(23.4)%
Reinsurance assumed[1]	$ 201,254	$ 129,915	64.6 %	$ 159,859	$ 101,202	63.3 %	$ 108,462	$ 53,157	49.0 %
Total	$ 1,176,750	$ 744,605	63.3 %	$ 1,034,587	$ 769,414	74.4 %	$ 951,541	$ 637,301	67.0 %

NM = not meaningful
(1) Reinsurance assumed includes Lloyd's of London

Commercial Lines

The net loss ratio in our commercial lines of business was 63.1 percent in 2024 compared to 76.5 percent in 2023 and 69.8 percent in 2022. This result was driven by improvement in the underlying loss ratio, no prior year development compared to adverse development booked in 2023, and a favorable year for catastrophe losses.

Commercial Other Liability

We write numerous types of risk that are exposed to liability losses in our direct and assumed books of business. This includes, but is not limited to, bodily injury, property damage, standard umbrella, excess liability, and product liability (including construction defect) loss and loss adjustment expenses.

The net loss ratio increased 4.8 percentage points in 2024 compared to 2023. The Company has been strengthening reserves across our portfolio in response to increased loss settlements resulting from the impact of economic and social inflation, including increased litigation activity.

Commercial Fire and Allied Lines

The net loss ratio improved 25.1 percentage points in 2024 compared to 2023. This was driven by increased pricing and continued favorable frequency trends. In addition, large loss experience was very favorable in 2024 compared to earlier years and catastrophe experience was favorable in 2024.

Commercial Automobile

The net loss ratio improved 26.9 percentage points in 2024 compared to 2023. This was driven in part by consistent pricing increases throughout 2024 and continued favorable frequency trends associated with more restrictive underwriting guidelines and exposure appetite. Favorable prior year development also contributed in 2024 compared to 2023, given case-basis and IBNR reserve strengthening efforts over the last several years were sufficient to account for recent claim activity.

Workers' Compensation

The net loss ratio deteriorated 5.9 percentage points in 2024 compared to 2023. The Company continues to see favorable frequency trends offset by modest but positive severity pressure and medical inflation pressure. There was some prior year reserve increases in 2024 relative to 2023 due to the adjustment of ceded recovery expectations.

Fidelity and Surety

The net loss ratio improved 31.2 percentage points in 2024 compared to 2023. When surety losses occur, our loss is determined by estimating the cost to complete the remaining work and to pay the contractor's unpaid bills, offset by contract funds due to the contractor, reinsurance, and the value of any collateral to which we may have access. Significant improvement was driven by a return to longer term profitability levels and disciplined underwriting after elevated large loss activity in 2023 and 2022.

Personal Lines

The net loss ratio deteriorated 7.7 percentage points in 2024 compared to 2023, due to proportional assumed reinsurance for homeowners multi-peril coverage included in personal fire and allied lines. There is also an immaterial amount of personal lines business remaining, primarily in the state of New Jersey, with the last exposures due to certain regulatory, non-renewal limitations expected to lapse before December 31, 2025.

Reinsurance Assumed

The net loss ratio increased 1.3 percentage points in 2024 compared to 2023. Our assumed reinsurance portfolio is comprised of contracts that provide reinsurance protection to unaffiliated insurance companies. We only reinsure companies with attractive expected profitability, relevant materiality, and strong reputation. Our reinsurance business focuses on long-term relationships.

The 2024 non-catastrophe result was relatively consistent with 2023. The business is benefiting from increased pricing and tightly managed loss exposure. 2024 experienced increased catastrophe losses from one account and adverse prior year development driven by worse than expected losses associated with a few accounts.

Underwriting Expenses

The following is a summary of underwriting expenses, including the underwriting expense ratio:

(In Thousands) *Years Ended December 31,*		2024		2023		2022
Amortization of deferred policy acquisition costs	$	281,338	$	244,991	$	213,075
Other underwriting expenses		140,942		115,800		115,169
Underwriting expenses	$	422,280	$	360,791	$	328,244
Net earned premiums		1,176,750		1,034,587		951,541
Expense ratio[1]		35.9 %		34.9 %		34.5 %

(1) Expense ratio is calculated by dividing non-deferred underwriting expenses and amortization of deferred policy acquisition costs by net earned premiums. The expense ratio measures a company's operational efficiency in producing, underwriting and administering its insurance business.

The increase in expense ratio in 2024 as compared to 2023 is due primarily to investments in talent to deepen expertise across the Company; accelerated development of our new policy administration system that is now poised for implementation in 2025; and increased performance-based compensation for employees and agents due to current year achievements.

The increase in expense ratio in 2023 as compared to 2022 was primarily driven by prior year changes to our employee post-retirement benefit plans. These changes provided benefits to the underwriting expense ratio that concluded at the end of 2022. Additionally, the 2023 underwriting expense ratio increased due to reinsurance premiums which were offset by our ongoing actions to sustainably reduce expenses and direct premium growth.

Interest Expenses

The following is a summary of interest expense:

(In Thousands) *Years Ended December 31,*		2024		2023		2022
Interest paid	$	7,281	$	3,260	$	3,188

Our long term debt obligations are $50.0 million of private placement notes issued in December 2020 and $70.0 million of senior unsecured notes issued in May 2024. Interest expense increased in 2024 due to the issuance of the senior unsecured notes in May 2024. Refer to Note 13 "Debt" in Part II, Item 8 for more information on our long term debt.

Income Taxes

The following is a summary of income tax expense (benefit), including the effective tax rate:

(In Thousands) *Years Ended December 31,*		2024		2023		2022
Income (loss) before income taxes	$	77,034	$	(39,721)	$	12,077
Income tax expense (benefit)		15,077		(10,021)		(2,954)
Effective tax rate[1]		19.6 %		25.2 %		(24.5)%

(1) The effective tax rate is calculated by dividing 'Income tax expense (benefit)' by 'Income (loss) before income taxes'

Income tax expense was $15.1 million in 2024, compared with an income tax benefit of $10.0 million in 2023 and $3.0 million in 2022. The consolidated effective tax rate for 2024 was 19.6 percent, compared with 25.2 percent in 2023 and (24.5) percent in 2022. The effective tax rate for the year ended December 31, 2024 differs from the statutory rate of 21% primarily due to interest earned on tax exempt bonds.

Refer to Note 7 "Income Tax" in Part II, Item 8 for more information on the Company's income taxes, including details regarding our deferred tax assets and liabilities.

Adjusted Operating Income (See "Non-GAAP Financial Measures")

The table below shows the adjustments made to reconcile Net income (loss) to Adjusted operating earnings:

Net Income Reconciliation						
(In Thousands) *Years Ended December 31,*	**2024**		2023		2022	
Income statement data						
Net income (loss)	$	**61,957**	$	(29,700)	$	15,031
Less: Net investment gains (losses), after-tax		**(4,289)**		1,006		(12,555)
Adjusted operating income (loss)	$	**66,246**	$	(30,706)	$	27,586

Adjusted operating income reported in 2024 was primarily due to an increase in net earned premiums of $142.2 million combined with a decrease in the underlying loss ratio by 4.3 points to 57.9%, a decrease in the catastrophe loss ratio of 0.8 points to 5.4%, and no prior year reserve development. In addition, net investment income increased by $23.2 million, partially offset by net investment losses due to management actions within the Company's fixed maturity portfolio to reinvest at higher rates. The underwriting expense ratio increased 1.0 point to 35.9%.

Adjusted operating loss reported in 2023 was primarily due to an increase in losses and loss settlement expenses of $132.1 million attributable to adverse reserve development of $67.8 million which added 6.0 points to the loss ratio. In addition, an increase in amortization of deferred acquisition costs of $32.0 million contributed to the operating loss. These were partially offset with an increase in net earned premiums of $83.0 million and higher investment income of $15.0 million.

Adjusted operating income reported in 2022 was primarily due to a decrease in losses and loss settlement expenses of $14.8 million attributable to a decrease in the underlying loss ratio by 5.2 points to 59.2% and a decrease in the catastrophe loss ratio of 2.5 points to 7.7%. This was partially offset by a decrease in net earned premiums of $11.3 million and increased net investment losses on the portfolio due to $12.8 million of unrealized losses on equity securities held as of the end of the year.

INVESTMENTS

Investment Philosophy

The Company's assets are invested to preserve capital and maximize total return while maintaining an appropriate balance of risk. The risk-adjusted return on our portfolio is an important component of overall financial results, but quality and safety of principal is the highest priority of our investment program. We administer our investment portfolio based on investment guidelines approved by management and the Investment Committee of our Board of Directors that comply with applicable statutory regulations. The portfolio is structured to be compliant with state insurance laws that prescribe the quality, concentration and type of investments that may be made by insurance companies.

We monitor our portfolio to appropriately manage risk, achieve portfolio objectives and maximize investment income as market conditions change. Our overall investment strategy is to stay fully invested (i.e., minimize cash balances). If additional cash is needed, we have the ability to take advances through the Federal Home Loan Bank of Des Moines ("FHLB Des Moines") facility. The Company entered into an investment management agreement with New England Asset Management ("NEAM") effective as of February 1, 2024, pursuant to which NEAM will provide investment management services.

Investment Portfolio

Our invested assets at December 31, 2024 totaled $2.1 billion as compared to $1.9 billion at December 31, 2023. We utilize a conservative investment philosophy, investing in a diversified portfolio of high-quality, intermediate-term taxable corporate bonds, taxable U.S. government and government agency bonds and tax-exempt U.S. municipal bonds. The composition of our investment portfolio at December 31, 2024 is presented at carrying value in the following table:

(In Thousands, except ratios)		Carrying Value	Percent of Total
Fixed maturities, available-for-sale[1]			
US Treasury and government agencies	$	117,301	6.0 %
States, municipalities and political subdivisions		247,904	12.0
Corporate		689,382	32.0
Asset-backed:			—
Residential mortgage-backed		583,411	28.0
Commercial mortgage-backed		103,554	5.0
Other asset-backed		126,779	6.0
Total asset-backed		813,744	39.0
Total Fixed maturities, available-for-sale		1,868,331	89.0
Mortgage loans		40,922	2.0
Other long-term investments[2]		183,741	9.0
Short-term investments		100	—
Total	$	2,093,094	100.0 %

(1) Available-for-sale securities with fixed maturities are carried at fair value.

(2) As a member of Lloyd's, the Company participates in the Syndicate results which include the fair value of the investments. Starting in Q4 2024, these investments are included in other long-term investments. The fair value of Lloyd's syndicate investments included in other long-term investments was $82.2 million as of December 31, 2024.

Credit Quality

The following table shows the composition of fixed maturity securities by credit rating at December 31, 2024 and 2023. Information contained in the table is generally based upon issuer credit ratings provided by external rating agencies.

(In Thousands)		December 31, 2024			December 31, 2023	
Rating		Carrying Value	% of Total		Carrying Value	% of Total
AAA	$	1,013,702	54.3 %	$	635,023	37.7 %
AA		243,353	13.0		456,310	27.1
A		373,208	20.0		255,490	15.1
Baa/BBB		233,523	12.5		312,246	18.5
Other/Not Rated		4,545	0.2		27,433	1.6
	$	1,868,331	100.0 %	$	1,686,502	100.0 %

As of December 31, 2024 and 2023, we did not have direct exposure to investments in subprime mortgages or other credit enhancement vehicles.

Duration

Our investment portfolio is invested primarily in fixed maturity securities whose fair value is susceptible to market risk, specifically interest rate changes. Duration is a measurement used to quantify our inherent interest rate risk and analyze our ability to match our invested assets to our reserve liabilities. Invested assets and reserve liability accounts with similar durations will have an offsetting effect of any change in interest rates. The primary purpose for matching invested assets and reserve liabilities is liquidity, and with appropriate matching, our investments will mature when cash is needed, preventing the need to liquidate other assets prematurely. Mismatches in the duration of assets and liabilities can cause significant fluctuations in our results of operations.

We analyze potential changes in the value of our investment portfolio due to the market risk factors noted above within the overall context of asset and liability management. A technique we use in the management of our investment portfolio specifically related to interest rate risk is the calculation of duration. Our actuaries estimate the payout pattern of our reserve liabilities to determine their duration, which is the present value of the weighted average payments expressed in years. We then establish a target duration for our investment portfolio so that at any given time the estimated cash generated by the investment portfolio will closely match the estimated cash required for the payment of the related reserves. We structure the investment portfolio to meet the target duration to achieve the required cash flow, based on liquidity and market risk factors.

The weighted average effective duration of our portfolio of fixed maturity securities was 4.2 years at December 31, 2024 compared to 4.0 years at December 31, 2023. Refer to Note 2 "Investments" in Part II, Item 8 for more information on maturities.

Unrealized Investment Gains and Losses

As of December 31, 2024, net unrealized investment losses, after tax, totaled $72.2 million compared to net unrealized losses, after tax, of $67.0 million and unrealized losses of $88.4 million as of December 31, 2023 and 2022, respectively. The unrealized investment loss position is a result of continued elevated interest rates during 2024, that resulted in a change in unrealized gains/losses for the year.

The net unrealized investment losses in 2023 and 2022 were a result of continued elevated interest rates, with a slight rate improvement in 2023, from 2022, that resulted in a small change in unrealized gains for 2023. Refer to Note 2 "Investments" in Part II, Item 8 for more information on net investment unrealized gains and losses.

Expected Credit Losses and Watch List

We prepare a watch list to identify securities to evaluate for expected credit losses. Factors used in preparing the watch list include fair values relative to amortized cost, ratings, negative ratings actions and other factors. Detailed analysis is performed for each security on the watch list to further assess the presence of credit impairment loss indicators and, where present, calculate an allowance for expected credit loss or direct write-down of a security's amortized cost.

At December 31, 2024, our watch list included 10 fixed maturity securities in an unrealized loss position with an amortized cost of $21.8 million, no allowance for expected credit losses, unrealized losses of $2.2 million and a fair value of $24.0 million.

At December 31, 2023, we had no fixed maturity securities on a watch list.

Refer to Note 2 "Investments" in Part II, Item 8 for more information on our investments.

REINSURANCE

Reinsurance is a contract by which one insurer, called the reinsurer, agrees to cover, under certain defined circumstances, a portion of the losses incurred by a primary insurer if a claim is made under a policy issued by the primary insurer. Our property and casualty insurance companies follow the industry practice of reinsuring a portion of their exposure to reduce the net liability on individual risks to predetermined limits and to protect us against catastrophic losses, such as a hurricane or tornado.

Ceded Reinsurance

Our reinsurance allows us to manage our risk, increase our underwriting capacity and protect us from large events. A summary of our key reinsurance programs are as follows:

Property & Casualty Core Excess of Loss ("XOL") Treaty

Our property and casualty working program, which we refer to as the core treaty, includes a multi-line layer which applies in excess of our retention and annual aggregate deductible, as well as property-only and casualty-only towers above the multi-line exhaustion point. Our core treaty incepts January 1, 2025, and each layer is fully placed. The core treaty structure has changed from the 2024 treaty year. The layer changes are summarized in the table below. Each layer includes provisions providing for extra-contractual and excess of policy limit losses and terrorism coverage. However, included coverage varies based on individual reinsurer participation of each layer. The multi-line treaty includes a provision that limits the per occurrence maximum limit to $12 million. Reinstatement is free and unlimited, upon erosion of the annual aggregate deductible. This treaty provides coverage to the majority of the commercial property and casualty business that we write. The multi-line treaty combined with the property per risk provides for a combined limit of $47 million coverage excess of the $3 million retention, as compared to $2.5 million retention for the years 2021 through 2016 and $2.0 million for the years 2015 through 2012. The new 1st Property Per Risk includes six free reinstatements of the full limit. The 2nd and 3rd Property Per Risk layers include one reinstatement to the full amount at the same premium. A semi-automatic property facultative treaty is in place providing coverage for a limit of $25 million excess of $50 million, which brings the combined treaty coverage limit available for an eligible risk to $72 million excess of $3 million. If we have a property risk that requires limits in excess of our reinsured limit, facultative reinsurance is obtained. The multi-line treaty combined with the casualty tower provides for a combined limit of $57 million excess of the $3 million retention. This treaty protects from a loss to an individual policyholder or clash event where an occurrence involves multiple policyholders. The new 1st Casualty includes six free reinstatements of the full limit, while the Casualty 2nd, 3rd and 4th include a single reinstatement of the full limit at the same premium. The casualty layers include a provision that limits the maximum amount of any one life for workers' compensation losses. At times we may obtain separate casualty facultative reinsurance to cover specific exposures or policies, based on particular exposures presented by a policyholder.

Layer	Limit	Retention	Placement
Multi-Line	3,000	3,000	100 %
Property Per Risk 1st	5,000	6,000	100 %
Property Per Risk 2nd	14,000	11,000	100 %
Property Per Risk 3rd	25,000	25,000	100 %
Casualty 1st	5,000	6,000	100 %
Casualty 2nd	9,000	11,000	100 %
Casualty 3rd	20,000	20,000	100 %
Casualty 4th	20,000	40,000	100 %

Property Catastrophe XOL

In 2024, the Company continued the pillar occurrence in addition to the property catastrophe XOL ceded reinsurance programs. No substantive structural changes were made to the property catastrophe XOL, however the pillar occurrence structure was changed to split Named Storm and Earthquake from All Other Perils. The event retention for Named Storm and Earthquake remains at $5.0 million while the event retention for All Other Perils was reduced to $4.0 million. The property catastrophe XOL remains fully placed, while the pillar occurrence placement was increased to 50%. We did not experience any property catastrophe events that produced a ceded loss to either program in 2023 or 2024.

Our corporate property catastrophe reinsurance program, effective January 1, 2025, is an XOL treaty. The program consists of $110 million in coverage for losses in excess of $20 million. The treaty protects from catastrophic events such as earthquakes, hail, windstorms, and fires. The treaty consists of three layers and is fully placed. It includes provisions providing for extra-contractual and excess of policy limit losses and contains exclusions for communicable diseases and cyber loss. In addition, it includes a terrorism exclusion. However, included coverage varies based on individual reinsurer participation of each layer. Additionally, each layer can be reinstated once to its full amount at the same premium. The property catastrophe treaty is largely unchanged from the 2024 treaty year.

Layer	Limit	Retention	Placement
First	$ 10,000	$ 20,000	100 %
Second	$ 30,000	$ 30,000	100 %
Third	$ 70,000	$ 60,000	100 %

Earthquake and Flood XOL Treaty

We delegate underwriting authority to write a portfolio of Pacific Coast earthquake business. This arrangement began in 2019. An excess of loss treaty, effective January 1, 2025, is in place to specifically and exclusively reinsure business written through this arrangement. This program consists of $130 million for losses in excess of $10 million and is fully placed. Each layer can be reinstated once to its full amount at the same premium.

Layer	Limit	Retention	Placement
First	20,000	10,000	100 %
Second	30,000	30,000	100 %
Third	70,000	60,000	100 %
Fourth	10,000	130,000	100 %

Surety Per Principal XOL Treaty

Our surety treaty incepts on January 1, 2025 and is an excess of loss treaty. The program consists of $45 million in coverage for losses in excess of $5 million per principal. The first layer includes three paid reinstatements, while the second and third include one paid reinstatement. Losses are considered discovered to the treaty year in accordance with the contract terms and conditions. The surety treaty is largely unchanged from the 2024 treaty year.

Layer	Limit	Retention	Placement
First	5,000	5,000	100 %
Second	15,000	10,000	100 %
Third	25,000	25,000	100 %

Terrorism Coverage

Our principal terrorism reinsurance protection is the coverage provided through the Terrorism Risk Insurance Program Reauthorization Act of 2019 ("TRIPRA"), effective through December 31, 2027. TRIPRA coverage includes most direct commercial lines of business, including coverage for losses from nuclear, biological and chemical exposures if coverage was afforded by an insurer, with exclusions for commercial automobile insurance, burglary and theft insurance, surety, professional liability insurance and farm owners' multiple peril insurance. For calendar year 2024, the aggregate losses exceeding a threshold of $200.0 million industry-wide would be covered under this protection. Our TRIPRA deductible was $132.6 million for 2024 and our TRIPRA deductible is expected to be $137.2 million for 2025. Our catastrophe and non-catastrophe reinsurance programs provide limited coverage for terrorism exposure excluding nuclear, biological and chemical-related claims.

Assumed Reinsurance

The Company offers reinsurance coverage for property and casualty insurance through traditional treaty reinsurance channels and participates in the Lloyd's market through its corporate member at Lloyd's. We target diversifying risks that complement our direct portfolio. The following provides more detail on the type of assumed reinsurance business we target.

- Treaty reinsurance with regional property and casualty carriers, including casualty XOL, property per risk, and property catastrophe XOL.

- Treaty reinsurance with professional reinsurers and Lloyd's syndicates.

- Mortgage reinsurance with Freddie Mac and Fannie Mae, private mortgage insurers and surety carriers.

- Treaty reinsurance on risks underwritten by managing general agents.

- Treaty reinsurance underwritten on our behalf through reinsurance intermediary management agreements (RIMA) that define underwriting boundaries by product, class and type.

In 2024, we broadened the scope of our assumed portfolio by growing our client base and building around the renewal business. We grew our standard property and casualty treaty business while holding our property catastrophe retrocessional and Lloyd's businesses to only modest change. We engaged in the mortgage reinsurance market where conditions were favorable. We also incepted a few new managing general agent programs in the cyber liability and transactional liability markets.

In 2023 we continued to grow our assumed programs by renewing the programs added in 2022 and continuing to diversify our risks. We reduced exposure in property catastrophe retrocessional treaty and managing general agent treaty, while significantly growing our standard property and casualty treaty and Lloyd's businesses.

In 2022, we continued to grow our assumed programs by renewing the programs added in 2021 and continuing to diversify our risks in retrocessional treaty, managing general agent, reinsurance intermediary, and financial lines. Losses and loss settlement expenses ceded increased in 2022 due to two lines of business, other liability and fire and allied lines. Other liability is seeing more recoveries due to inflationary pressures and fire and allied lines has seen an increase in severity, with both of these issues driving increasing ceded recovery.

Reinsurer Credit Quality

We use many reinsurers, both domestic and foreign, which helps us to avoid concentrations of credit risk associated with our reinsurance. Our criteria for selecting reinsurance markets is to generally require capital and surplus of at least $500.0 million and an A.M. Best rating or an S&P rating of at least "A-." If a reinsurer is rated by both rating agencies, then both ratings must be at least an "A-." All of our reinsurance capacity is placed with reinsurers holding a rating of A- or better. For the small amount of reinsurance capacity we utilize that doesn't meet our criteria, markets are required to collateralize the risk. The following table represents the primary reinsurers we utilize and their financial strength ratings as of December 31, 2024:

Name of Reinsurer	A.M. Best	S&P Rating
Swiss Reinsurance American Corporation[1]	A+	AA-
Hannover Ruck SE[1][2]	A+	AA-
Everest Reinsurance Company[1][2]	A+	A+
Certain Underwriting Members of Lloyd's of London[1][2]	A+	AA-
Arch Reinsurance Company[1]	A+	A+
Berkely Reinsurance Company[1]	A+	A+
Partner Reinsurance Company of the US[1][2]	A+	A+
R&V Versicherung AG[1]	NR	A+
MS Amlin AG[1][2]	A+	A+
Renaissance Reinsurance US Inc[1]	A+	A+
SCOR Reinsurance Company[1][2]	A	A+
Axis Reinsurance Company[2]	A	A+

(1) Primary reinsurers participating in the property and casualty excess of loss programs.
(2) Primary reinsurers participating in the surety excess of loss program.

Refer to Part II, Item 8, Note 4 "Reinsurance" for further discussion of our reinsurance programs.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity measures our ability to generate sufficient cash flows to meet our short-term cash obligations and long-term cash obligations. Our cash inflows are primarily a result of the receipt of premiums, reinsurance recoveries, sales or maturities of investments, and investment income. Cash provided from these sources is used to fund the payment of losses and loss settlement expenses, the purchase of investments, operating expenses, dividends, pension plan contributions, and common stock repurchases. When considering our liquidity and cash flow, it is important to distinguish between the needs of our insurance subsidiaries and the needs of the holding company, United Fire Group, Inc. As a holding company with no operations of its own, United Fire Group, Inc. derives its cash primarily from its insurance subsidiaries.

The sources of liquidity of the holding company are principally comprised of dividends from subsidiaries, existing surplus notes, investment income on holding company assets and the ability to raise long-term public financing under an SEC-filed registration statement or private placement offering. These sources of liquidity and cash flow support the general corporate needs of the holding company, interest and debt service, and investment in core businesses.

We monitor our capital adequacy to support our business on a regular basis. The future capital requirements of our business will depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. Our ability to underwrite is largely dependent upon the quality of our claims paying and financial strength ratings as evaluated by independent rating agencies. In particular, we require (1) sufficient capital to maintain our financial strength ratings, as issued by various rating agencies, at a level considered necessary by management to enable our insurance company subsidiaries to compete and (2) sufficient capital to enable our insurance company subsidiaries to meet the capital adequacy tests performed by regulatory agencies in the United States.

Cash outflows may be variable because of the uncertainty regarding settlement dates for losses. In addition, the timing and amount of individual catastrophe losses are inherently unpredictable and could increase our liquidity requirements. The timing and amount of reinsurance recoveries may be affected by reinsurer solvency and reinsurance coverage disputes.

The following table displays a summary of cash sources and uses in 2024, 2023 and 2022:

Cash Flow Summary	Years Ended December 31,		
(In Thousands)	**2024**	2023	2022
Cash provided by (used in)			
Operating activities	**$ 340,304**	$ 171,736	$ (1,251)
Investing activities	**(292,487)**	(149,886)	(19,171)
Financing activities	**51,086**	(16,454)	(15,032)
Net increase (decrease) in cash and cash equivalents	**$ 98,903**	$ 5,396	$ (35,454)

Our cash flows were sufficient to meet our current liquidity needs for the years ended December 31, 2024, 2023 and 2022 and we anticipate they will be sufficient to meet our future liquidity needs. We also have the ability to draw from our credit facility if needed.

At December 31, 2024, our cash and cash equivalents included $23.1 million related to money market accounts, compared to $20.3 million at December 31, 2023.

Operating Activities

Net cash flows provided by operating activities totaled $340.3 million and $171.7 million in 2024 and 2023, respectively. Net cash flows used by operating activities totaled $1.3 million in 2022. The primary cash inflows from operating activities include insurance premiums, reinsurance recoveries and net investment income. The primary cash outflows from operating activities are comprised of payment of losses and loss settlement expenses and

52

operating expenses. Our cash flows from operating activities were sufficient to meet our liquidity needs for 2024, 2023 and 2022.

Investing Activities

Cash in excess of operating requirements is generally invested in fixed maturity securities. Fixed maturity securities provide regular interest payments and allow us to match the duration of our liabilities. For further discussion of our investments, including our philosophy and portfolio, see the Investment heading subcategory "Investment Portfolio" section contained in Part II, Item 7 of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Sales of investments and proceeds from calls or maturities of fixed maturity securities also can provide liquidity. During the next five years, $0.5 billion, or 25.5 percent of our fixed maturity portfolio will mature.

Net cash flows used in investing activities totaled $292.5 million, $149.9 million and $19.2 million in 2024, 2023, and 2022, respectively. In 2024, we had cash inflows from scheduled and unscheduled investment maturities, redemptions, prepayments, and sales of investments that totaled $680.0 million compared to $162.1 million and $280.4 million for the same period in 2023 and 2022, respectively. Our cash outflows for investment purchases totaled $960.6 million in 2024, compared to $301.1 million and $297.5 million for the same period in 2023 and 2022, respectively.

Financing Activities

Net cash flows provided by financing activities totaled $51.1 million in 2024 due to the successful placement of $70.0 million of senior unsecured notes in May 2024. Net cash flows used in financing activities totaled $16.5 million and $15.0 million in 2023 and 2022, respectively. The net cash flows used in financing activities are primarily the payment of cash dividends of $16.2 million, $16.2 million and $15.9 million in 2024, 2023 and 2022, respectively.

Contractual Obligations and Commitments

As of December 31, 2024, our required annual payments relating to contractual and other obligations were as follows:

(In Thousands)			Payments Due By Period							
Contractual Obligations		Total		Less Than One Year		One to Three Years		Three to Five Years		More Than Five Years
Loss and loss settlement expense reserves	$	1,796,782	$	563,800	$	691,122	$	301,100	$	240,760
Long term debt		234,326		9,738		19,475		19,475		185,638
Operating leases		23,497		9,168		11,684		2,218		427
Profit-sharing commissions		31,334		31,334		—		—		—
Total	$	2,085,939	$	614,040	$	722,281	$	322,793	$	426,825

Loss and Loss Settlement Expense Reserves

The amounts presented are estimates of the dollar amounts and time periods in which we expect to pay out our gross loss and loss settlement expense reserves. Because the timing of future payments may vary from the stated contractual obligation, these amounts are estimates based upon historical payment patterns and may not represent actual future payments. Refer to "Critical Accounting Estimates — Losses and Loss Settlement Expenses" in this section for further discussion.

Long term debt

Our long term debt obligations are $50.0 million of private placement notes issued in December 2020 and $70.0 million of senior unsecured notes issued in May 2024. For further discussion of our long term debt, refer to Part II, Item 8, Note 13 "Debt."

Operating Leases

Our operating lease obligations are for the rental of office space, vehicles, computer equipment and office equipment. For further discussion of our operating leases, refer to Part II, Item 8, Note 12 "Lease Commitments."

Profit-Sharing Commissions

We offer our agents a profit-sharing plan as an incentive for them to place high-quality property and casualty insurance business with us. Based on business produced by the agencies in 2024, property and casualty agencies expect to receive profit-sharing payments of $31.3 million in 2025.

Funding Commitments

Pursuant to agreements with our limited liability partnership investments, we are contractually committed through 2030 to make capital contributions upon request of the partnerships. The timing of these additional contributions is unknown and based upon the timing of when investments and agreements are executed or signed compared to when the actual commitments are funded or closed. Our remaining potential contractual obligation was $23.1 million at December 31, 2024.

Guaranty Fund Assessments

The Company is subject to guaranty fund and other assessments by the states in which it writes business. At December 31, 2024 the accrued liability for guaranty fund assessments was $0 and the premium tax benefit asset was $1.7 million. Guaranty fund assets are typically realized over the next five to 10 years. No discount is applied to the liability for assessments.

Legal Proceedings

The Company is a party to various claims and litigation incidental to its business, which, based on the facts and circumstances currently known, are not material to the Company's results of operations or financial position as of December 31, 2024.

Commitments for Capital Expenditures

Dividends

Dividends paid to shareholders totaled $16.2 million, $16.2 million and $15.9 million in 2024, 2023 and 2022, respectively. Our practice has been to pay quarterly cash dividends, which we have paid every quarter since March 1968. Payments of any future dividends and the amounts of such dividends, however, will depend upon factors such as net income, financial condition, capital requirements, and general business conditions. We will only pay dividends if declared by our Board of Directors out of legally available funds.

As a holding company with no independent operations of its own, United Fire Group, Inc. relies on dividends received from its insurance company subsidiaries in order to pay dividends to its common shareholders. Dividends payable by our insurance subsidiaries are governed by the laws in the states in which they are domiciled. In all cases, these state laws permit the payment of dividends only from earned surplus arising from business operations. For example, under Iowa law, the maximum dividend or distribution that may be paid within a 12-month period without prior approval of the Iowa Insurance Commissioner is generally restricted to the greater of 10 percent of statutory surplus as of the preceding December 31 less any dividends paid in the previous 12 months, or net income of the preceding calendar year on a statutory basis less any dividends paid in the previous 12 months, not greater than earned statutory surplus. Other states in which our insurance company subsidiaries are domiciled may impose similar restrictions on dividends and distributions. Based on these restrictions, at December 31, 2024, our insurance company subsidiary, UF&C, is able to make a maximum of $40.7 million in dividend payments without prior regulatory approval. These restrictions are not expected to have a material impact in meeting our cash obligations.

Share Repurchases

Under our share repurchase program, we may purchase our common stock on the open market or through privately negotiated transactions. The amount and timing of any purchases will be at our discretion and will depend upon a number of factors, including the share price, economic and general market conditions, and corporate and regulatory requirements. Our share repurchase program may be modified or discontinued at any time. The Board of Directors reauthorized the share repurchase program in August 2024 and extended the program through August 2026.

The Company did not repurchase any shares of our common stock during the years ended December 31, 2024, 2023 and 2022. At December 31, 2024, we were authorized to purchase an additional 1,719,326 shares of our common stock.

Credit Facilities

In December 2023, the Company became a member of the Federal Home Loan Bank of Des Moines ("FHLB Des Moines"). Membership allows access to loans or advances. As of December 31, 2024, there were no advances outstanding under the FHLB Des Moines agreement. For further information regarding the agreement with FHLB Des Moines, refer to Note 13 "Debt" in Part II, Item 8.

Stockholders' Equity

Stockholders' equity increased 6.5 percent to $781.5 million at December 31, 2024, from $733.7 million at December 31, 2023. The increase is primarily attributed to net income of $62.0 million, partially offset by an increase in net unrealized losses on fixed maturity securities, net of tax, of $5.3 million and dividends of $16.2 million. As of December 31, 2024, the book value per share of our common stock was $30.80, compared to $29.04 at December 31, 2023.

Recently Issued Accounting Standards

Information specific to accounting standards we adopted for the year ended December 31, 2024 or pending accounting standards we expect to adopt in the future is incorporated by reference from Note 1 "Summary of Significant Accounting Policies" contained in Part II, Item 8, "Financial Statements and Supplementary Data."

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Our Consolidated Balance Sheets include financial instruments whose fair values are subject to market risk. The active management of market risk is integral to our operations. Market risk is the potential for loss due to a decrease in the fair value of securities resulting from uncontrollable fluctuations, such as: interest rate risk, equity price risk, foreign exchange risk, credit risk, inflation, or geopolitical conditions. Our primary market risk exposures are: changes in interest rates, deterioration of credit quality of specific issuers, sectors or the economy as a whole, and an unforeseen decrease in the liquidity of securities we hold.

The carrying value of the Company's investment portfolio at December 31, 2024 and 2023 was $2.1 billion and $1.9 billion, respectively, of which 89% and 89.4%, respectively, was invested in fixed maturity securities. The exposure to equity price risk was minimized during 2023 and eliminated in 2024 with repositioning of equity securities into fixed maturity securities.

Primary market risks to the portfolio as outlined above with the majority in fixed maturity securities include interest rate risk, credit risk, and foreign currency exchange rate risk. Duration of the portfolio is a key calculation that is managed relative to the payout pattern of our reserve liabilities.

Interest Rate Risk

Interest rate risk is the price sensitivity of a fixed maturity security or portfolio of securities to changes in level of interest rates. Generally, there is an inverse relationship between changes in interest rates and changes in the price of a fixed maturity security. Plainly stated, if interest rates go up (down), bond prices go down (up). A vast majority of our holdings are fixed maturity and other interest rate sensitive securities that will decrease (increase) in value as interest rates increase (decrease). Available-for-sale fixed maturity securities are carried at fair value on the Consolidated Balance Sheets with unrealized gains or losses reported, net of tax, in accumulated other comprehensive income. A change in the prevailing interest rates generally translates into a change in the fair value of our fixed maturity securities, and by extension, our overall book value.

The amounts set forth in the following table detail the impact of hypothetical interest rate changes on the fair value of fixed maturity securities held at December 31, 2024. The sensitivity analysis measures the change in fair values arising from immediate changes in selected interest rate scenarios. We employed hypothetical parallel shifts in the yield curve of plus or minus 100 and 200 basis points in the simulations. Additionally, based upon the yield curve shifts, we employ estimates of prepayment speeds for mortgage-related products and the likelihood of call or put options being exercised within the simulations.

The selection of a 100-basis-point and 200-basis-point increase or decrease in interest rates should not be construed as a prediction by our management of future market events, but rather as an illustration of the potential impact of an event.

December 31, 2024 (In Thousands)		-200 Basis Points	-100 Basis Points	Base	+100 Basis Points	+ 200 Basis Points
AVAILABLE-FOR-SALE						
Fixed maturities:						
Bonds						
U.S. Treasury and government agencies	$	126,090 $	122,197 $	117,301 $	111,723 $	105,976
States, municipalities and political subdivisions		259,526	254,623	247,904	236,404	222,945
Corporate		760,430	723,600	689,382	657,624	628,193
Asset Backed:						
Residential mortgage-backed		653,172	618,207	583,411	548,715	514,993
Commercial mortgage-backed		117,005	109,895	103,554	97,871	92,755
Other asset-backed		144,355	135,053	126,779	119,380	112,734
Total asset-backed		914,532	863,155	813,744	765,966	720,482
Total Available-For-Sale Fixed Maturities	$	2,060,578 $	1,963,575 $	1,868,331 $	1,771,717 $	1,677,596

To the extent actual results differ from the assumptions utilized, our duration and interest rate measures could be significantly affected. As a result, these calculations may not fully capture the impact of nonparallel changes in the relationship between short-term and long-term interest rates.

Credit Risk

Credit risk is the willingness and ability of a borrower to repay on time and in full any principal and interest due to the lender. Losses related to credit risk are realized through the income statement and have a direct impact on earnings. We believe that we maintain the appropriate balance of risk in our portfolio, consistent with our Investment Policy Statement and ensure the portfolio is compensated appropriately for the credit risk it holds. We do have within our municipal bond holdings a small number of securities whose ratings were enhanced by third-party insurance for the payment of principal and interest in the event of an issuer default. Of the municipal securities in our investment portfolio, 93.1 percent and 98.2 percent were rated "A" or above, and 100.0 percent and 95.0 percent were rated "AA" or above at December 31, 2024 and 2023, respectively, without the benefit of insurance. Due to the underlying financial strength of the issuers of the securities, we believe that the loss of insurance would not have a material impact on our operations, financial position, or liquidity.

We have no direct exposure in any of the guarantors of our investments. Our five largest indirect exposures to financial guarantors accounted for $10.8 million and $28.6 million of our municipal securities at December 31, 2024 and 2023, respectively.

Foreign Currency Exchange Rate Risk

Foreign currency exchange rate risk arises from the possibility that changes in foreign exchange rates will impact our financial results. Foreign currency exchange rate risk can occur as a result of investment holdings in foreign currency, settlement of amounts due to or from foreign reinsurers or our participation in Lloyd's. We consider this risk to be immaterial to our operations.

Refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the headings "Investments" and "Part II, Item 8, Note 2 "Investments" for more information on our investments.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

United Fire Group, Inc.
Consolidated Balance Sheets

		December 31,		
(In thousands)		**2024**		2023
Assets				
Investments:				
Fixed maturities, available-for-sale, at fair value (amortized cost $1,961,531 in 2024 and $1,771,041 in 2023; allowance for credit losses $0 in 2024 and $1 in 2023)	$	**1,868,331**	$	1,686,502
Equity securities, at fair value (cost $0 in 2024 and $29,238 in 2023)		**—**		55,019
Mortgage loans (less allowance for credit loss of $45 and $55)		**40,922**		45,366
Other long-term investments		**183,741**		99,507
Short-term investments		**100**		100
Total investments		**2,093,094**		1,886,494
Cash and cash equivalents		**200,949**		102,046
Accrued investment income		**15,795**		15,934
Premiums receivable (net of allowance for doubtful accounts of $1,604 in 2024 and $1,794 in 2023)		**450,801**		464,791
Deferred policy acquisition costs		**147,224**		126,532
Property and equipment at cost (less accumulated depreciation of $75,866 in 2024 and $68,242 in 2023)		**136,021**		134,247
Reinsurance receivables and recoverables (net of allowance for credit losses of $103 in 2024 and $97 in 2023)		**230,828**		223,269
Prepaid reinsurance premiums		**44,892**		27,682
Goodwill and intangible assets, net		**3,906**		4,615
Deferred tax asset, net		**23,018**		13,621
Income taxes receivable		**14,181**		21,463
Other assets		**127,760**		123,496
Total assets	$	**3,488,469**	$	3,144,190
Liabilities				
Losses and loss settlement expenses	$	**1,796,782**	$	1,638,755
Unearned premiums		**621,448**		549,384
Accrued expenses and other liabilities		**171,649**		172,306
Long term debt		**117,059**		50,000
Total liabilities	$	**2,706,938**	$	2,410,445
Stockholders' equity				
Common stock, $0.001 par value; authorized 75,000,000 shares; 25,378,291 and 25,269,842 shares issued and outstanding in 2024 and 2023, respectively	$	**25**	$	25
Additional paid-in capital		**215,851**		209,986
Retained earnings		**620,436**		574,691
Accumulated other comprehensive income (loss), net of tax		**(54,781)**		(50,957)
Total stockholders' equity	$	**781,531**	$	733,745
Total liabilities and stockholders' equity	$	**3,488,469**	$	3,144,190

The Notes to Consolidated Financial Statements are an integral part of these statements.

United Fire Group, Inc.
Consolidated Statements of Income

(In thousands, except share data)		For the Years Ended December 31,				
		2024		2023		2022
Revenues						
Net earned premiums	$	1,176,750	$	1,034,587	$	951,541
Net investment income		81,986		59,606		44,932
Net investment gains (losses)		(5,429)		1,274		(15,892)
Other income (loss)		—		—		(295)
Total revenues	$	1,253,307	$	1,095,467	$	980,286
Benefits, losses and expenses						
Losses and loss settlement expenses	$	744,605	$	769,414	$	637,301
Amortization of deferred policy acquisition costs		281,338		244,991		213,075
Other underwriting expenses		140,942		115,800		115,169
Interest Expense		7,281		3,260		3,188
Other non-underwriting expenses		2,107		1,723		(524)
Total benefits, losses and expenses	$	1,176,273	$	1,135,188	$	968,209
Income (loss) before income taxes	$	77,034	$	(39,721)	$	12,077
Income tax expense (benefit)		15,077		(10,021)		(2,954)
Net income (loss)	$	61,957	$	(29,700)	$	15,031
Earnings (loss) per common share:						
Basic		2.45		(1.18)		0.60
Diluted		2.39		(1.18)		0.59
Weighted average common shares outstanding:						
Basic		25,319,973		25,249,269		25,160,809
Diluted		25,917,760		25,249,269		25,318,196

The Notes to Consolidated Financial Statements are an integral part of these statements.

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United Fire Group, Inc.
Consolidated Statements of Comprehensive Income

(In thousands, except share data)		For the Years Ended December 31,				
		2024		2023		2022
Net income (loss)	$	**61,957**	$	(29,700)	$	15,031
Other comprehensive income (loss)						
Change in net unrealized gain (loss) on investments	$	**(13,466)**	$	26,373	$	(176,181)
Change in net benefit asset plans and obligations		**2,089**		18,953		(8,278)
Foreign currency translation adjustment		**(200)**		—		—
Other comprehensive income (loss), before tax and reclassification adjustments		**(11,577)**		45,326		(184,459)
Income tax effect		**2,388**		(9,518)		38,736
Other comprehensive income (loss), after tax, before reclassification adjustments		**(9,189)**		35,808		(145,723)
Reclassification adjustments for:						
Change in unrealized (gains) losses on investments included in net investment gains (losses)		**6,791**		718		1,323
Net benefit asset plans and obligations included in other underwriting expense		**—**		207		3,601
Total reclassification adjustments, before tax		**6,791**		925		4,924
Income tax effect		**(1,426)**		(194)		(1,034)
Total reclassification adjustments, after tax		**5,365**		731		3,890
Comprehensive income (loss)	$	**58,133**	$	6,839	$	(126,802)

The Notes to Consolidated Financial Statements are an integral part of these statements.

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United Fire Group, Inc.
Consolidated Statements of Stockholders' Equity

(In thousands, except share data)		For the Years Ended December 31,				
		2024		2023		2022
Common stock						
Balance, beginning of year	$	25	$	25	$	25
Balance, end of year		25		25		25
Additional paid-in capital						
Balance, beginning of year		209,986		207,030		203,375
Stock based compensation		5,865		2,956		3,655
Balance, end of year		215,851		209,986		207,030
Retained earnings						
Balance, beginning of year		574,691		620,555		621,384
Net income (loss)		61,957		(29,700)		15,031
Dividends on common stock ($0.64, $0.64, and $0.63 per share)		(16,212)		(16,164)		(15,860)
Balance, end of year		620,436		574,691		620,555
Accumulated other comprehensive income (loss)						
Balance, beginning of year		(50,957)		(87,496)		54,337
Change in net unrealized investment gain (loss)[1]		(5,274)		21,402		(138,138)
Change in liability for underfunded employee benefit plans[2]		1,650		15,137		(3,695)
Foreign currency translation adjustment		(200)		—		—
Balance, end of year		(54,781)		(50,957)		(87,496)
Total stockholders' equity	$	781,531	$	733,745	$	740,114
Common stock shares outstanding						
Balance, beginning of year		25,269,842		25,210,541		25,082,104
Stock based compensation		108,449		59,301		128,437
Balance, end of year		25,378,291		25,269,842		25,210,541

(1) The change in net unrealized gain (loss) is net of reclassification adjustments and income taxes.
(2) The change in liability for underfunded employee benefit plans is net of income taxes.

The Notes to Consolidated Financial Statements are an integral part of these statements.

United Fire Group, Inc.
Consolidated Statements of Cash Flows

(In thousands)		For the Years Ended December 31,					
		2024		2023		2022	
Cash Flows From Operating Activities							
Net income (loss)	$	**61,957**	$	(29,700)	$	15,031	
Adjustments to reconcile net income to net cash provided by operating activities							
Net accretion of bond premium		**4,531**		7,092		9,000	
Depreciation and amortization		**10,904**		10,508		7,670	
Stock-based compensation expense		**5,517**		3,246		2,826	
Net investment (gains) losses		**5,901**		(1,547)		15,622	
Net cash flows from trading investments		**56,381**		116,080		29,725	
Deferred income tax benefit		**(8,391)**		(8,308)		(3,930)	
Changes in:							
Accrued investment income		**139**		(1,454)		(1,084)	
Premiums receivable		**13,990**		(99,062)		(48,958)	
Deferred policy acquisition costs		**(20,692)**		(22,307)		(12,779)	
Reinsurance receivables		**(7,559)**		(52,316)		(43,138)	
Prepaid reinsurance premiums		**(17,210)**		(16,382)		(1,972)	
Income taxes receivable		**7,282**		9,955		960	
Other assets		**(2,277)**		(34,403)		(8,136)	
Losses, claims and loss settlement expenses		**158,027**		141,481		(16,991)	
Unearned premiums		**72,064**		74,996		34,655	
Accrued expenses and other liabilities		**1,432**		70,956		12,972	
Deferred income taxes		**(1)**		—		(652)	
Other, net		**(1,691)**		2,901		7,928	
Net cash provided by (used in) operating activities	$	**340,304**	$	171,736	$	(1,251)	
Cash Flows From Investing Activities							
Proceeds from sale of available-for-sale investments	$	**491,771**	$	77,388	$	83,559	
Proceeds from call and maturity of available-for-sale investments		**178,805**		80,081		184,210	
Proceeds from short-term and other investments		**9,381**		4,615		12,648	
Purchase of available-for-sale investments		**(872,850)**		(273,081)		(284,054)	
Purchase of mortgage loans		**—**		(8,137)		(103)	
Purchase of short-term and other investments		**(87,724)**		(19,866)		(13,294)	
Net purchases and sales of property and equipment		**(11,870)**		(10,886)		(2,137)	
Net cash provided by (used in) investing activities	$	**(292,487)**	$	(149,886)	$	(19,171)	
Cash Flows From Financing Activities							
Debt note issuance	$	**70,000**	$	—	$	—	
Debt note issuance costs		**(3,050)**		—		—	
Payment of cash dividends		**(16,212)**		(16,164)		(15,860)	
Issuance of common stock		**348**		(290)		828	
Net cash provided by (used in) financing activities	$	**51,086**	$	(16,454)	$	(15,032)	
Net Change in Cash and Cash Equivalents	$	**98,903**	$	5,396	$	(35,454)	
Cash and Cash Equivalents at Beginning of Year		**102,046**		96,650		132,104	
Cash and Cash Equivalents at End of Year	$	**200,949**	$	102,046	$	96,650	
Supplemental disclosures of cash flow information							
Income taxes paid	$	**16,112**	$	1,348	$	21,548	
Interest paid	$	**7,172**	$	3,260	$	3,188	

The Notes to Consolidated Financial Statements are an integral part of these statements.

62

Index of Notes to Consolidated Financial Statements

UNITED FIRE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data unless otherwise noted)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Consolidated Financial Statements, which include the accounts of United Fire Group, Inc. and its subsidiaries (collectively, "UFG", the "Registrant", the "Company", "we", "us", or "our"), have been prepared on the basis of U.S. generally accepted accounting principles ("GAAP"). All significant intercompany transactions and balances have been eliminated.

We have investments in unconsolidated affiliates that are considered variable interest entities ("VIEs") as defined under GAAP. Our involvement with VIEs is primarily to invest in assets that allow us to gain exposure to a broadly diversified portfolio of asset classes. A VIE is an entity that does not have sufficient equity to finance its own activities without additional financial support, where investors lack certain characteristics of a controlling financial interest, or where the entity is structured with non-substantive voting rights. We assess our relationships with VIEs to evaluate if we are the primary beneficiary of the VIE. If we determine we are the primary beneficiary of a VIE, we consolidate the assets and liabilities of the VIE in our Consolidated Financial Statements.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Information

We operate as one operating segment. Our revenues are primarily derived from premiums earned for property and casualty insurance products issued to customers. For additional information, see Note 10, "Segment Information".

Premiums and Unearned Premiums

Written premiums are deferred and recorded as earned premium on a daily pro rata basis over the terms of the respective policies. Unearned premium reserves are established for the portion of written premiums applicable to the unexpired term of insurance policies in force. Premiums receivable are presented net of an estimated allowance for doubtful accounts, which is based on a periodic evaluation of the aging and collectability of amounts due from agents and policyholders. Credit risk is partially mitigated by the Company's ability to cancel the policy if the policyholder does not pay the premium.

Premiums are reported net of reinsurance ceded. Ceded premiums are charged to income over the applicable term of the various reinsurance contracts with third party reinsurers. Prepaid reinsurance premiums represent the unexpired portion of premiums ceded to reinsurers and are reported as ceded unearned premiums, an asset on the Consolidated Balance Sheet.

Losses and Loss Settlement Expenses

To establish losses and loss settlement expense reserves, we make estimates and assumptions about the future development of claims. Actual results could differ materially from those estimates, which are subjective, complex and inherently uncertain. When we establish and adjust reserves, we do so given our knowledge at the time of the circumstances and facts of known claims. To the extent that we have overestimated or underestimated our loss and loss settlement expense reserves, we adjust the reserves in the period in which such adjustment is determined.

Losses and loss settlement expenses are reported net of reinsurance ceded. The estimation of assumed and ceded reinsurance losses and loss settlement expense reserves is subject to the same factors as the estimation of losses and loss settlement expense reserves. In addition to those factors, which give rise to inherent uncertainties in establishing losses and loss settlement expense reserves, there exists a delay in our receipt of reported claims for assumed business due to the procedure of having claims first reported through one or more intermediary insurers or reinsurers.

Reserves for assumed reinsurance are established using methods and techniques identical to those used for direct lines of business. The additional delay inherent in assumed reinsurance reporting is considered in our reserving process and payment is not problematic. Assumed reinsurance, like every independent line of business, has unique reporting and payment patterns that are reviewed as part of the reserve estimation process.

Reinsurance Receivables

Amounts recoverable from reinsurers are estimated in a manner consistent with the associated claim liability. For reinsurance receivables, the Company's model estimates expected credit loss by multiplying the exposure at default by both the probability of default and loss given default ("LGD"). The LGD is estimated by the rating of the reinsurer, historical relationship with UFG, existence of letters of credit and known regulation for which the Company may be held accountable. The ultimate LGD percentage is estimated after considering Moody's experience with unsecured year 1 bond recovery rates from 1983-2017. The allowance calculated is recorded through the line "Reinsurance receivables and recoverables" in the Consolidated Balance Sheets and through the line "Other underwriting expenses" in the Consolidated Statements of Income. Refer to Note 4 "Reinsurance" for a discussion of our reinsurance.

Investments

Fixed Maturity Securities Available-for-Sale

Investments in fixed maturity securities includes bonds. Our investments in fixed maturities securities are designated as available-for-sale and recorded at fair value. Changes in unrealized investment gain (loss), with respect to available-for-sale fixed maturities are reported as a component of accumulated other comprehensive income, net of deferred income taxes. We recognize investment income on fixed maturities based on the effective interest method, which results in the recognition of a constant rate of return on the investment equal to the prevailing rate at the time of purchase or at the time of subsequent adjustments of book value. Interest income from these investments is reported in "Net investment income" in the accompanying Consolidated Statements of Income. Realized gains and losses on sales of our fixed maturity securities are determined on the first-in first-out cost basis and are reported within Net investment gains (losses) in the accompanying Consolidated Statements of Income. We record security transactions on a trade date basis.

Equity Securities

Investments in equity securities, which includes common stocks, are recorded at fair value with changes in value recorded as a component of income. Realized gains and losses on disposition of equity securities are computed using the specific identification method and are included in the computation of net income.

Mortgage Loans

Our investment in mortgage loans consists of commercial mortgage loans on real estate, which are reported at amortized cost, less allowance for expected credit losses. Commercial mortgage loans are continuously monitored by reviewing appraisals, operating statements, rent revenues, annual inspection reports, loan specific credit quality, property characteristics, market trends and other factors. For details on our policy around allowance for expected credit losses on mortgage loans, refer to Note 2 "Investments".

Commercial mortgage loans are rated for the purpose of quantifying the level of risk. Loans are placed on a watch list when the debt service coverage ratio falls below certain thresholds and the loan-to-value ratios exceeds certain thresholds. Loans on the watchlist are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest.

Interest on loans is recognized on an accrual basis at the applicable interest rate on the principal amount outstanding. Interest income, amortization of premiums and discounts, prepayment fees, and loan commitment fees are reported in Net investment income in the accompanying Consolidated Statements of Income.

Investments in Unconsolidated Affiliates

Other long-term investments consist primarily of our interests in limited liability partnerships that are recorded on the equity method of accounting. For investments subsequently measured using the equity method (primarily limited partnerships), adjustments to the carrying amount reflect our pro rata ownership percentage of the operating results as indicated by net asset value ("NAV") in the unconsolidated affiliates' financial statements. Distributions received from investments measured using the equity method are recorded as a decrease in the investment balance. Recognition of income and adjustments to the carrying amount can be delayed due to the availability of the related financial statements, which are obtained from the general partner or managing member generally on a one to three-month delay. For investments using the equity method, management inquires quarterly with the general partner or managing member to determine whether any credit or other market events have occurred since prior quarter financial statements to ensure any material events are properly included in current quarter valuation and investment income.

Short-term investments

Short-term investments consist of financial instruments with an original maturity of one year or less when purchased and include short-term fixed maturity securities and money market instruments, which are carried at fair value, and short-term loans, which are carried at amortized cost, which approximates fair value.

Interest and investment income

Dividends and interest income are recorded in Net investment income and recognized when earned. Income or losses upon call or prepayment of fixed maturity securities are recognized in Net investment income. Amortization of premiums and accretion of discounts on investments in fixed maturity securities are reflected in Net investment income over the contractual terms of the investments, and for callable investments at a premium, based on the earliest call date of the investments, in a manner that produces a constant effective yield.

Credit Losses

The Company recognizes credit losses for our available-for-sale fixed-maturity portfolio, reinsurance receivables, mortgage loans and premium receivables by setting up allowances which are remeasured each reporting period and recorded in the Consolidated Statements of Income.

For our available-for-sale fixed maturity portfolio an allowance for credit losses is recorded net of available-for-sale fixed maturities in the Consolidated Balance Sheets and a corresponding credit loss recognized as a recognized loss or gain in the Consolidated Statements of Income. The Company determines if an allowance for credit losses is recorded based on a number of factors including the current economic conditions, management's expectations of future economic conditions and performance indicators, such as market value versus amortized cost, investment spreads widening or contracting, rating actions, payment and default history. For more information on credit losses and the allowance for credit losses for available-for-sale fixed-maturity portfolio, see Note 2 "Investments."

An allowance for mortgage loan losses is established based on historical loss information of the collective pool of the Company's commercial mortgage loan investments which have similar risk characteristics. To calculate the allowance for mortgage loan losses, the Company starts with historical loan experience to predict the future expected losses and then layers on a market-linked adjustment. On a quarterly basis, quantitative credit risk metrics, including for example, cash-flows, rent rolls and financial statements are reviewed for each loan to determine if it is performing in line with its expectations. This allowance is presented on the Consolidated Balance Sheets along with the asset value, as well as presented net and recorded through "Net investment gains (losses)" in the Consolidated Statements of Income. For more information on credit losses and the allowance for credit losses for our investment in mortgage loans see Note 2 "Investments."

Fair Value of Financial Instruments

The fair values of financial instruments presented in the Consolidated Financial Statements are estimates of the fair values at the balance sheet date using available market information and appropriate valuation methodologies. These estimates are subjective in nature and involve uncertainties and significant judgment in the interpretation of current market data. For more information on the fair value of financial instruments refer to Note 3 "Fair Value of Financial Instruments".

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash, money market accounts and non-negotiable certificates of deposit with original maturities of three months or less. Cash includes cash on deposit supporting Lloyds business of $31,739.

Deferred Policy Acquisition Costs ("DAC")

DAC represents costs that are directly related to the successful acquisition of new and renewal insurance contracts and incremental direct costs of contract acquisition that are incurred in compensation to employees. Such costs primarily include commissions, premium taxes and certain underwriting and policy issuance costs.

Acquisition costs related to property and casualty business are deferred and amortized ratably over the period the related premiums are earned. Deferred acquisition costs are reviewed on a quarterly basis to determine if they are recoverable from remaining unearned premiums, and if not, are charged to expense.

To calculate the premium deficiency charge by line of business, we estimate an expected loss and loss settlement expense ratio which is based on our best estimate of future losses for each line of business. The premium deficiency calculation is aggregated by line of business in a manner consistent with how the policies are currently being marketed and managed. Expected losses and loss settlement expenses ratios are the only assumptions we utilize in our premium deficiency calculation. The Company does not consider anticipated investment income in determining if a premium deficiency exists. Adjustments, if necessary, are recorded as a reduction in the DAC asset and as other underwriting expenses in the current period results of operations.

Property, Equipment and Depreciation

Property and equipment used in operations, including certain costs incurred to develop computer software for internal use, is presented at cost less accumulated depreciation. We periodically review these assets for impairment whenever events or changes in business circumstances indicate that the carrying value of the underlying asset may not be recoverable. A loss would be recognized if the estimated fair value of the asset were less than its carrying value. Expenditures for maintenance and repairs on property and equipment are generally expensed as incurred. Depreciation is computed primarily by the straight-line method.

Intangible Assets

Our other intangible assets, which consist of agency relationships, trade names, and state insurance licenses are being amortized by the straight-line method over periods ranging from two years to 15 years, with the exception of state insurance licenses, which are indefinite-lived and not amortized. In 2024, 2023 and 2022 we performed a qualitative impairment assessment of our indefinite lived intangible assets. For more information on intangible assets refer to Note 14 "Intangible Assets."

Long Term Debt

Debt instruments are carried at the principal amount borrowed, net of any issuance costs. Costs incurred in the issuance of debt are capitalized and amortized over the life of the non-cancellable period of the debt. Interest payments are included in Accrued expenses and other liabilities in the Consolidated Balance Sheets and as Interest expense in the Consolidated Statements of Income. For more information on long-term debt refer to Note 13 "Debt."

Income Taxes

We recognize deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities and expected benefits of utilizing net operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We evaluate the likelihood of realizing the benefit of our deferred tax assets and may record a valuation allowance if, based on all available evidence, we determine that it is more likely than not that some portion of the tax benefit will not be realized. We adjust the valuation allowance if, based on our evaluation, there is a change in the amount of deferred income tax assets that are deemed more-likely-than-not to be realized. The impact on deferred taxes of changes in tax rates and laws, if any, is applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period enacted. For more information on income taxes refer to Note 7 "Income Tax".

Leases

The Company determines if a contract contains a lease at inception of the contract. The Company's inventory of leases consists of operating leases which are recorded as a lease obligation liability within Accrued expenses and other liabilities on the Consolidated Balance Sheets and as a lease right-of-use asset within Other assets on the Consolidated Balance Sheets. The lease right-of-use asset represents the Company's right to use each underlying asset for the lease term and the lease obligation liability represents the Company's obligation over the lease term. The Company's lease obligation is recorded at the present value of the lease payments based on the term of the applied lease. The collateralized discount rate used to calculate the present value of future minimum lease payments is based, where appropriate, on current industry borrowing rates for financial companies with similar ratings. The Company excludes options to extend or terminate a lease from our recognition as part of our right-of-use assets and lease liabilities until those options are known and/or executed, as the Company typically does not exercise options to purchase the underlying leased asset. As an accounting policy election, the Company has elected the practical expedient of not separating lease components from non-lease components to each major asset class. Short-term leases of 12 months or less are recorded on the Consolidated Balance Sheets and lease payments are recognized on the Consolidated Statements of Income. For more information on leases refer to Note 12 "Lease Commitments."

Stock-Based Compensation

We currently have two equity compensation plans. One plan allows us to grant restricted and unrestricted stock, stock appreciation rights, incentive stock options, and non-qualified stock options to employees. The other plan allows us to grant restricted and non-qualified stock options to non-employee directors.

We utilize the Black-Scholes option pricing method to establish the fair value of non-qualified stock options granted under our equity compensation plans. Our determination of the fair value of stock options on the date of grant using this option-pricing model is affected by our stock price, as well as assumptions regarding a number of complex and subjective variables, which include the expected volatility in our stock price, the expected term of the award, the expected dividends to be paid over the term of the award and the expected risk-free interest rate. Any changes in these assumptions may materially affect the estimated fair value of the award. For our restricted and unrestricted stock awards, we utilize the fair value of our common stock on the date of grant to establish the fair value of the award. Refer to Note 9 "Stock-Based Compensation" for further discussion.

Comprehensive Income

We report comprehensive income (loss) in accordance with GAAP on the Consolidated Statements of Comprehensive Income. Comprehensive income includes all changes in stockholders' equity during a period except those resulting from investments by and dividends to stockholders. While total comprehensive income (loss) is largely driven by net income (loss) during the period, accumulated other comprehensive income or loss represents the cumulative balance of other comprehensive income, net of tax, as of the balance sheet date. Amounts reclassified to net income relate to the realized gains (losses) on investments and employee benefit costs which are included in

Net investment gains (losses) and Other underwriting expenses, respectively, on the Consolidated Statements of Income.

Subsequent Events

In the preparation of the accompanying financial statements, the Company has evaluated all material subsequent events or transactions that occurred after the balance sheet date through the date on which the financial statements were issued for potential recognition or disclosure in the Company's financial statements.

Beginning in early January 2025, there were a series of severe wildfires that impacted the Pacific Palisades neighborhood and Eaton Canyon area in Southern California. The Company's preliminary pre-tax estimate of catastrophe losses from these wildfires, including assessments from the California FAIR Plan, and net of estimated recoveries from reinsurance, is $7 million to $10 million. The catastrophe losses from these wildfires will be reflected in the Company's first quarter 2025 earnings.

Recently Issued Accounting Standards

Accounting Standards Adopted in 2024

In November 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this update improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expense categories that are regularly provided to the chief operating decision maker ("CODM") and included in each reported measure of a segment's profit or loss. In addition, the amendments enhance interim disclosure requirements that are currently required annually, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, and contain other disclosure requirements. Further, the amendments require that entities with a single reportable segment must now provide all the disclosures previously required under Topic 280. The amendments in this update are incremental to the current requirements of Topic 280 and do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The enhanced segment disclosure requirements apply retrospectively to all prior periods presented in the financial statements. The significant segment expense and other segment item amounts disclosed in prior periods shall be based on the significant segment expense categories identified and disclosed in the period of adoption. The amendments in this update are effective for all public entities for fiscal years beginning after December 15, 2023, and interim periods beginning after December 15, 2024. See Note 10 "Segment Information" in the accompanying notes to the Consolidated Financial Statements for further details.

Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this update enhance the transparency of the income tax disclosures by expanding on the disclosures required annually. The amendments require entities to disclose in their rate reconciliation table additional categories of information about federal, state, and foreign income taxes, in addition to providing details about the reconciling items in some categories if above a quantitative threshold. Additionally, the amendments require annual disclosure of income taxes paid (net of refunds received) disaggregated by jurisdiction based on a quantitative threshold. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments should be applied on a prospective basis, and retrospective application is permitted. We do not expect to early adopt this standard and are in the process of assessing its impact on our disclosures upon adoption.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This update requires public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027. Early adoption is permitted. We do not expect to early adopt this standard and are in the process of assessing its impact on our disclosures upon adoption.

NOTE 2. INVESTMENTS

Fair Value of Investments

The table that follows is a reconciliation of the amortized cost to fair value of investments in available-for-sale fixed maturity securities, presented on a consolidated basis as of December 31, 2024 and 2023.

December 31, 2024

Type of Investment	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Allowance for Credit Losses		Fair Value	
AVAILABLE-FOR-SALE										
US Treasury and government agencies	$	126,402	$	153	$	9,255	$	—	$	117,301
States, municipalities and political subdivisions		252,936		52		5,084		—		247,904
Corporate		728,662		1,354		40,633		—		689,382
Residential mortgage-backed		623,431		864		40,884		—		583,411
Commercial mortgage-backed		102,975		624		44		—		103,554
Other asset-backed		127,125		593		940		—		126,779
Total asset-backed	$	853,531	$	2,081	$	41,868	$	—	$	813,744
Total Available-for-Sale	$	1,961,531	$	3,640	$	96,840	$	—	$	1,868,331

December 31, 2023

Type of Investment	Amortized Cost		Gross Unrealized Gain		Gross Unrealized Loss		Allowance for Credit Losses		Fair Value	
AVAILABLE-FOR-SALE										
US Treasury and government agencies	$	153,751	$	580	$	8,977	$	—	$	145,354
Foreign government		—		—		—		—		—
States, municipalities and political subdivisions		618,686		1,033		4,960		—		614,759
Corporate		671,618		3,327		44,413		1		630,532
Asset-backed:						—				
Residential mortgage-backed		323,592		1,346		32,911		—		292,027
Commercial mortgage-backed		—		—		—		—		—
Other asset-backed		3,394		524		87		—		3,831
Total asset-backed	$	326,986	$	1,870	$	32,998	$	—	$	295,858
Total Available-for-Sale	$	1,771,041	$	6,810	$	91,348	$	1	$	1,686,503

Maturities

The amortized cost and fair value of available-for-sale fixed maturity securities at December 31, 2024, by contractual maturity, are shown in the following table. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Asset-backed securities, mortgage-backed securities and collateralized mortgage obligations may be subject to prepayment risk and are therefore not categorized by contractual maturity.

December 31, 2024	Available-For-Sale			
	Amortized Cost		Fair Value	
Due in one year or less	$	113,847	$	113,124
Due after one year through five years		301,844		296,271
Due after five years through 10 years		390,686		364,810
Due after 10 years		301,623		280,382
Asset-backed securities		853,531		813,744
	$	1,961,531	$	1,868,331

Allowance for Current Expected Credit Loss

We regularly review available-for-sale securities for declines in fair value that we determine to be credit-related. For our fixed maturity securities, we generally consider the following in determining whether our unrealized losses are credit-related, and if so, the magnitude of the credit loss:

- The extent to which the fair value is less than the amortized cost basis;
- The reasons for the decline in value (credit event, currency or interest-rate related, including general credit spread widening);
- The financial condition of and near-term prospects of the issuer (including issuer's current credit rating and the probability of full recovery of principal based upon the issuer's financial strength);
- Current delinquencies and nonperforming assets of underlying collateral;
- Expected future default rates;
- Collateral value by vintage, geographic region, industry concentration or property type;
- Subordination levels or other credit enhancements as of the balance sheet date as compared to origination; and
- Contractual and regulatory cash obligations and the issuer's plans to meet such obligations.

We recognize an allowance for current expected credit losses on fixed maturity securities in an unrealized loss position when it is determined. Using the factors discussed above, a component of the unrealized loss is related to credit. We recognize the expected credit losses in Net investment gains (losses) in the Consolidated Statements of Income, with an offset for the amount of non-credit impairments recognized in accumulated other comprehensive income. We do not measure a credit loss allowance on accrued investment income because we write-off accrued interest through Net investment income when collectability concerns arise.

We consider the following in determining whether write-offs of a security's amortized cost are necessary:
- We believe amounts related to securities have become uncollectible;
- We intend to sell a security; or
- It is more likely than not that we will be required to sell a security prior to recovery.

If we intend to sell a fixed maturity security or it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis and the fair value of the security is below amortized cost, we will write down the security to current fair value, with a corresponding charge, net of any amount previously recognized as an allowance for expected credit loss, to Net investment gains (losses) in the Consolidated Statements of Income. If we do not intend to sell a fixed maturity security or it is more likely than not that we will not be required to sell a fixed maturity security before recovery of its amortized cost basis but believe amounts related to a security are uncollectible, an impairment is deemed to have occurred and the amortized cost is written down to the estimated recovery value with a corresponding charge, net of any amount previously recognized as an allowance for expected credit loss, to Net investment gains (losses) in the Consolidated Statements of Income. The remainder of unrealized loss is held in other comprehensive income in the Consolidated Statements of Stockholders' Equity.

The following table contains a rollforward of the allowance for credit losses for available-for-sale fixed maturity securities at December 31, 2024:

Beginning balance, January 1, 2024	$	1
Additions to the allowance for credit losses for which credit losses were not previously recorded	$	—
Reductions for securities sold during the period (realized)		—
Writeoffs charged against the allowance		—
Recoveries of amounts previously written off		(1)
Ending balance, December 31, 2024	$	—

Unrealized Gain and Loss

Changes in unrealized gains and losses on available-for-sale fixed maturity securities do not affect net income and earnings per share but do impact comprehensive income, stockholders' equity and book value per share. A summary of changes in net unrealized investment gain (loss), net of taxes, for 2024, 2023 and 2022, is as follows:

	2024	2023	2022
Change in net unrealized investment gain (loss)			
Available-for-sale fixed maturities	$ (6,675)	$ 27,091	$ (174,858)
Income tax effect	1,402	(5,689)	36,720
Total change in net unrealized investment gain (loss), net of tax	$ (5,273)	$ 21,402	$ (138,138)

The following tables summarize our fixed maturity securities that were in an unrealized loss position reported on a consolidated basis at December 31, 2024 and 2023. The securities are presented by the length of time they have been continuously in an unrealized loss position.

December 31, 2024	Less than 12 months			12 months or longer			Total	
Type of Investment	Number of Issues	Fair Value	Gross Unrealized Loss	Number of Issues	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
AVAILABLE-FOR-SALE								
US Treasury and government agencies	5 $	16,006 $	67	28 $	83,386 $	9,188 $	99,392 $	9,255
States, municipalities and political subdivisions	67	92,003	1,159	72	135,350	3,925	227,353	5,084
Corporate	73	203,142	4,474	154	370,211	36,159	573,352	40,633
Asset-backed:								
Residential mortgage-backed	79	318,810	4,549	131	151,879	36,335	470,689	40,884
Commercial mortgage-backed	4	8,198	44	—	—	—	8,198	44
Other asset-backed	14	32,645	804	2	3,915	136	36,560	940
Total asset-backed	97 $	359,653 $	5,397	133 $	155,794 $	36,471 $	515,447 $	41,868
Total Available-for-Sale	242 $	670,804 $	11,097	387 $	744,741 $	85,743 $	1,415,544 $	96,840

December 31, 2023	Less than 12 months			12 months or longer			Total	
Type of Investment	Number of Issues	Fair Value	Gross Unrealized Loss	Number of Issues	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
AVAILABLE-FOR-SALE								
US Treasury and government agencies	5 $	15,124 $	60	29 $	84,092 $	8,917 $	99,216 $	8,977
States, municipalities and political subdivisions	107	207,956	960	87	203,946	4,000	411,902	4,960
Corporate	16	44,381	451	203	483,644	43,962	528,025	44,413
Asset-backed:								
Residential mortgage-backed	9	17,881	137	139	186,144	32,774	204,025	32,911
Other asset-backed	—	—	—	1	2,962	87	2,962	87
Total asset-backed	9 $	17,881 $	137	140 $	189,106 $	32,861 $	206,987 $	32,998
Total Available-for-Sale	137 $	285,342 $	1,608	459 $	960,788 $	89,740 $	1,246,130 $	91,348

We believe that any unrealized losses on our available-for-sale fixed maturity securities at December 31, 2024 are temporary based upon our current analysis of the issuers of the securities that we hold and current market conditions. We invest in high quality assets to provide protection from future credit quality issues. Non-credit related unrealized losses are recognized as a component of other comprehensive income and represent other market movements that are not credit related, for example, interest rate changes. We have no intent to sell, and it is more likely than not that we will not be required to sell, these securities until the fair value recovers to at least equal our cost basis or the securities mature.

Included in investments at December 31, 2024 and 2023, are securities on deposit with, or available to, various regulatory authorities as required by law and collateral for reinsurance agreements with fair values of $110,335 and $106,297 respectively.

Mortgage Loans

The mortgage loan portfolio consists entirely of commercial mortgage loans. The following tables present the carrying value of our commercial mortgage loans at December 31, 2024 and 2023:

Commercial Mortgage Loans				
Loan-to-value		December 31, 2024		December 31, 2023
Less than 65%	$	32,499		36,762
65%-75%		8,468		8,659
Total mortgage loans, gross of valuation allowance	$	40,967	$	45,421
Valuation allowance		(45)		(55)
Total mortgage loans, net of valuation allowance	$	40,922	$	45,366

Mortgage Loans by Region					
		December 31, 2024		December 31, 2023	
		Carrying Value	Percent of Total	Carrying Value	Percent of Total
U.S. Region					
East North Central	$	3,218	7.9 % $	3,245	7.1 %
Southern Atlantic		17,021	41.4	17,217	37.9
East South Central		7,257	17.7	7,526	16.6
New England		6,588	16.1	6,588	14.5
Middle Atlantic		2,078	5.1	5,979	13.2
Mountain		1,992	4.9	1,992	4.4
West North Central		2,813	6.9	2,874	6.3
Total mortgage loans at amortized cost	$	40,967	100.0 % $	45,421	100.0 %

Mortgage Loans by Property Type					
	December 31, 2024			December 31, 2023	
	Carrying Value	Percent of Total		Carrying Value	Percent of Total
Property Type					
Multifamily	$ 8,362	20.4 %	$	8,507	18.7 %
Office	10,615	25.9		10,950	24.1
Industrial	9,912	24.2		9,985	22.0
Retail	10,000	24.4		10,000	22.0
Mixed use/Other	2,078	5.1		5,979	13.2
Total mortgage loans at amortized cost	$ 40,967	100.0 %	$	45,421	100.0 %

Mortgage loans are evaluated on a quarterly basis for impairment on an individual basis through a monitoring process and review of key credit indicators, such as economic trends, delinquency rates, property valuations, occupancy and rental rates and loan-to-value ratios. A loan is considered impaired when the Company believes it will not collect the contractual principal and interest set forth in the contractual terms of the loan. An internal grade is assigned to each mortgage loan, with a grade of 1 being the highest and least likely for an impairment and the lowest rating of 7 being the most likely for an impairment. An allowance for mortgage loan losses is established on each loan recognizing a loss for amounts which we believe will not be collected according to the contractual terms of the respective loan agreement.

Amortized Cost Basis by Year of Origination and Credit Quality Indicator						
	2023	2022	2020	2019	2018	Total
Risk Rating						
1-2 internal grade	$ 8,134	$ 98	$ 5,144	$ 7,737	$ 13,266	$ 34,379
3-4 internal grade	—	—	—	—	6,588	6,588
5 internal grade	—	—	—	—	—	—
6 internal grade	—	—	—	—	—	—
7 internal grade	—	—	—	—	—	—
Total commercial mortgage loans	$ 8,134	$ 98	$ 5,144	$ 7,737	$ 19,854	$ 40,967
Current-period write-offs	—	—	—	—	—	—
Current-period recoveries	—	—	—	—	—	—
Current-period net write-offs	$ —	$ —	$ —	$ —	$ —	$ —

As of December 31, 2024, all loan receivables were current, with no delinquencies. As of December 31, 2024, the Company had an allowance for mortgage loan losses of $45, summarized in the following rollforward:

Beginning balance, January 1, 2024	$	55
Current-period provision for expected credit losses		—
Write-off charged against the allowance, if any		—
Recoveries of amounts previously written off, if any		(10)
Ending balance, December 31, 2024	$	45

Commercial mortgage loans carrying value excludes accrued interest of $157.

74

Net Investment Gains and Losses

Details of net investment gains (losses) reported on the accompanying Consolidated Statements of Income were as follows:

	2024	2023	2022
Fixed maturity, available-for-sale securities:			
Net realized gains (losses) on fixed maturity, available-for-sale securities	$ (7,274)	$ (442)	$ (1,397)
Change in allowance for credit losses	1	1	(3)
Equity securities:			
Net realized gains (losses) on equity securities sold	1,362	150	(1,767)
Unrealized gains (losses) on equity securities still held at reporting date	—	1,842	(12,802)
Net gains (losses) recognized on equity securities	1,362	1,992	(14,569)
Net realized gains (losses) on mortgage loans	10	(5)	109
Net realized gains (losses) on other long-term assets	472	(319)	(267)
Net realized gains (losses) on real estate	—	47	235
Total net investment gains (losses)	$ (5,429)	$ 1,274	$ (15,892)

The proceeds and gross realized gains (losses) on the sale of available-for-sale fixed maturity securities for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
Proceeds from sales	$ 491,771	$ 77,388	$ 83,559
Gross realized gains	2,127	265	459
Gross realized losses	9,401	707	1,857

Net Investment Income

Net investment income for the years ended December 31, 2024, 2023 and 2022, is comprised of the following:

Years Ended December 31,	2024	2023	2022
Investment income:			
Interest on fixed maturities	$ 69,703	$ 56,243	$ 48,702
Dividends on equity securities	341	3,548	5,163
Income on other long-term investments			
Investment income	6,492	2,833	4,742
Change in value [1]	1,447	(2,864)	(7,930)
Interest on mortgage loans	1,852	1,889	1,897
Interest on short-term investments	3,048	1,068	354
Interest on cash and cash equivalents	5,045	2,228	740
Other	5,006	4,139	780
Total investment income	$ 92,934	$ 69,084	$ 54,448
Less investment expenses	10,948	9,478	9,516
Net investment income	$ 81,986	$ 59,606	$ 44,932

(1) Represents the change in value of our interests in limited liability partnerships that are recorded on the equity method of accounting.

Funding Commitments

Pursuant to agreements related to our limited liability partnership investments, we are contractually committed through 2030 to make capital contributions upon request of the partnerships. The timing of these additional contributions is unknown and based upon the timing of when investments and agreements are executed or signed compared to when the actual commitments are funded or closed. Our remaining potential contractual obligation was $23.1 million at December 31, 2024.

NOTE 3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Current accounting guidance on fair value measurements includes the application of a fair value hierarchy that requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Our financial instruments that are recorded at fair value are categorized into a three-level hierarchy, which is based upon the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (i.e., Level 1) and the lowest priority to unobservable inputs (i.e., Level 3). Financial instruments recorded at fair value are categorized in the fair value hierarchy as follows:

- *Level 1*: Valuations are based on unadjusted quoted prices for identical financial instruments in active markets that we have the ability to access at the measurement date.

- *Level 2*: Valuations are based on quoted prices for similar financial instruments in active markets, in markets that are not active or on inputs that are observable either directly or indirectly for the full term of the financial instrument.

- *Level 3*: Valuations are based on pricing or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement of the financial instrument. Such inputs may reflect management's own assumptions about the assumptions a market participant would use in pricing the financial instrument.

If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the financial instrument. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment. We review our fair value hierarchy categorizations on a quarterly basis at which time the classification of certain financial instruments may change if the input observations have changed. Transfers between levels, if any, are recorded as of the beginning of the reporting period.

When a determination is made to classify an asset or liability within Level 3 of the fair value hierarchy, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement. Because certain securities trade in less liquid or illiquid markets with limited or no pricing information, the determination of fair value for these securities is inherently more difficult. In addition to the unobservable inputs, Level 3 fair value investments may include observable components, which are components that are actively quoted or can be validated to market-based sources.

The following tables present the categorization for our financial instruments measured at fair value on a recurring basis at December 31, 2024 and 2023:

December 31, 2024			Fair Value Measurements		
Description		Total	Level 1	Level 2	Level 3
Fixed Maturity, Available-for-Sale:					
US Treasury and government agencies	$	117,301 $	30,914 $	86,387 $	—
States, municipalities and political subdivisions		247,904	—	247,904	—
Corporate		689,382		689,382	—
Residential mortgage-backed		583,411	—	583,411	—
Commercial mortgage-backed		103,554	—	103,554	—
Asset-backed securities		126,779		126,779	—
Total Fixed Maturity, Available-for-Sale		1,868,331	30,914	1,837,417	—
Short-Term Investments		100	100	—	—
Money Market Accounts		23,098	23,098	—	—
Corporate-Owned Life Insurance		13,003	—	13,003	—
Total Financial Assets Measured at Fair Value	$	1,904,532 $	54,112 $	1,850,420 $	—

December 31, 2023			Fair Value Measurements		
Description		Total	Level 1	Level 2	Level 3
Fixed Maturity, Available-for-Sale:					
US Treasury and government agencies	$	145,354 $	50,861 $	94,493 $	—
States, municipalities and political subdivisions		614,759	—	614,759	—
Corporate		630,532	—	625,640	4,892
Residential mortgage-backed		292,027	—	287,204	4,823
Asset-backed securities		3,831	—	2,962	869
Total Fixed Maturity, Available-for-Sale		1,686,503	50,861	1,625,058	10,584
Equity Securities					
Public utilities		3,993	3,993	—	—
Energy		9,477	9,477	—	—
Industrials		14,164	14,164	—	—
Consumer goods and services		11,385	11,385	—	—
Health care		2,060	2,060	—	—
Technology, media and telecommunications		6,405	6,405	—	—
Financial services		7,535	7,535	—	—
Total Equity Securities		55,019	55,019	—	—
Short-Term Investments		100	100	—	—
Money Market Accounts		20,333	20,333	—	—
Corporate-Owned Life Insurance		11,913	—	11,913	—
Total Financial Assets Measured at Fair Value	$	1,773,868 $	126,313 $	1,636,971 $	10,584

The Company receives updated pricing information from a third-party on a monthly basis to determine the fair value for the majority of our investments. The third party obtains pricing information from independent pricing services and brokers on a monthly basis and validates for reasonableness prior to use for reporting purposes. At least annually, we review the methodologies and assumptions used by our third-party and verify they are reasonable and representative of the fair value of the underlying securities held in the investment portfolio. In our opinion, the pricing information obtained as of December 31, 2024 and December 31, 2023 was reasonable.

We use quoted market prices when available to determine the fair value of fixed maturities, equity securities and short-term investments. When quoted market prices do not exist, we base estimates of fair value on market information obtained from our third-party. Such inputs may reflect management's own assumptions about the assumptions a market participant would use in pricing the financial instrument. The most appropriate valuation methodology is selected based on the specific characteristics of the fixed maturity, equity security or short-term investment and we consistently apply the valuation methodology to measure the security's fair value.

The fair value of securities categorized as Level 1 is based on quoted market prices that are readily and regularly available.

We use a market-based approach for valuing all of our Level 2 securities and submit them primarily to a third-party valuation service provider. Any of these securities not valued by the third-party valuation service provider are submitted to another third-party valuation service provider. Both service providers use a market approach to find pricing of similar financial instruments. The market inputs our service providers normally use to value our securities include the following, listed in approximate order of priority: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data including market research publications. The method and inputs for securities classified as Level 2 are the same regardless of industry category, credit quality, duration, geographical concentration or economic characteristics. For our mortgage-backed securities, collateralized mortgage obligations and asset-backed securities, our service providers use additional market inputs to value these securities, including the following: new issue data, periodic payment information, monthly payment information, collateral performance and real estate analysis from third parties. Our service providers prioritize inputs based on market conditions, and not all inputs listed are available for use in the valuation process for each security on any given day.

Securities categorized as Level 3 include holdings in certain fixed maturity securities for which an active market does not currently exist. The fair value of our Level 3 securities is determined by unobservable inputs reflecting assumptions market participants would use, including assumptions about risk. There is inherent uncertainty of the fair value measurement of Level 3 securities due to the use of significant unobservable inputs. A change in significant unobservable inputs may result in a significantly higher or lower fair value measurement as of the reporting date.

The Company formed a rabbi trust in 2014 to fund obligations under the UF&C Supplemental Executive Retirement and Deferral Plan (the "Executive Retirement Plan"). Within the rabbi trust, corporate-owned life insurance ("COLI") policies are utilized as an investment vehicle and source of funding for the Company's Executive Retirement Plan. The COLI policies invest in mutual funds, which are priced daily by independent sources. The cash surrender value of the COLI policies is equal to the fair value measured using Level 2 inputs, based on the underlying assets of the COLI policies, and is included in the "Other assets" line in the Consolidated Balance Sheets.

For each of the twelve-month periods ended December 31, 2024 and 2023, the change in our available-for-sale securities categorized as Level 1 and Level 2 was the result of investment purchases that were made using funds held in our money market accounts, disposals, funds from debt issuance proceeds, and the change in unrealized gains.

The fair value of financial instruments that are not carried at fair value on a recurring basis in the financial statements at December 31, 2024 and December 31, 2023 are summarized below:

	December 31, 2024				
Description	Fair Value Total	Level 1	Level 2	Level 3	Net Asset Value
Financial assets:					
Cash and cash equivalents	$ 177,851 $	177,851 $	— $	— $	—
Other Long Term Investments[1]	183,741	—	1,277	—	182,464
Mortgage Loans	38,879	—	—	38,879	—
Total	$ 400,471 $	177,851 $	1,277 $	38,879 $	182,464
Financial Liabilities:					
Long Term Debt	108,353	—	108,353	—	—
Total	$ 108,353 $	— $	108,353 $	— $	—

(1) As a member of Lloyd's, the Company participates in the Syndicate results which include the fair value of the investments. As of December 31, 2024, these investments are included in other long-term investments. The fair value of Lloyd's syndicate investments included in other long-term investments was $82.2 million as of December 31, 2024. Also included in our other long term investments on the Consolidated Balance Sheets is our interest in limited liability partnerships with a current fair value of $100.3 million at December 31, 2024.

	December 31, 2023				
Description	Fair Value Total	Level 1	Level 2	Level 3	Net Asset Value
Financial assets:					
Cash and cash equivalents	$ 81,713 $	81,713 $	— $	— $	—
Other Long Term Investments	99,507	—	1,249	—	98,258
Mortgage Loans	42,632	—	—	42,632	—
Total	$ 223,852 $	81,713 $	1,249 $	42,632 $	98,258
Financial Liabilities:					
Long Term Debt	38,413	—	—	38,413	—
Total	$ 38,413 $	— $	— $	38,413 $	—

For cash and cash equivalents and accrued investment income, carrying value is a reasonable estimate of fair value due to the short-term nature of these financial instruments.

Our other long-term investments consist primarily of our interests in limited liability partnerships that are recorded on the equity method of accounting. The fair value of the partnerships is obtained from the fund managers, which is based on the fair value of the underlying investments held in the partnerships. In management's opinion, these values represent a reasonable estimate of fair value. We have not adjusted the net asset value provided by the fund managers.

The fair value of our mortgage loans is determined by modeling performed by our third-party fund manager based on the stated principal and coupon payments provided for in the loan agreements. These cash flows are then discounted using an appropriate risk-adjusted discount rate to determine the security's fair value.

The fair value of our long-term debt is estimated using Level 2 inputs based on quoted prices for similar financial instruments. The fair value is estimated using a discounted cash flow analysis.

The following tables summarize changes to the Company's financial instruments carried at fair value and classified within Level 3 of the fair value hierarchy for the years ended December 31, 2024 and 2023, respectively. The gains and losses below may include changes in fair value due in part to observable inputs that are a component of the valuation methodology.

	Year ended December 31, 2024		
	Corporate bonds	Asset-backed securities	Total
Beginning Balance - January 1, 2024	$ 4,892	$ 5,692	$ 10,584
Realized gains (loss) [1]	—	—	—
Unrealized gains (losses) [1]	—	(869)	(869)
Purchases	—	—	—
Disposals	—	—	—
Amortization	—	—	—
Transfers in	—	—	—
Transfers out	(4,892)	(4,823)	(9,715)
Ending Balance - December 31, 2024	$ —	$ —	$ —

(1) Unrealized gains (losses) are recorded as a component of comprehensive income.

	Year ended December 31, 2023		
	Corporate bonds	Asset-backed securities	Total
Beginning Balance - January 1, 2023	$ 5,675	$ 801	$ 6,476
Realized gains (losses) [1]	—	—	—
Unrealized gains (losses) [1]	(783)	68	(715)
Purchases	—	—	—
Disposals	—	—	—
Amortization	—	—	—
Transfers in	—	4,823	4,823
Transfers out	—	—	—
Ending Balance - December 31, 2023	$ 4,892	$ 5,692	$ 10,584

(1) Unrealized gains (losses) are recorded as a component of comprehensive income.

During the twelve-month period ended December 31, 2024 and 2023, there were two securities transferred out of Level 3 and one security transferred into Level 3, respectively.

NOTE 4. REINSURANCE

We account for premiums, written and earned, and losses and loss settlement expenses incurred net of reinsurance ceded. The ceding of insurance does not legally discharge us from primary liability under our policies, and we must pay the loss if the reinsurer fails to meet its obligation.

We also assume both property and casualty insurance from other insurance or reinsurance companies. We do not engage in any reinsurance transactions classified as finite risk reinsurance.

The effects of reinsurance on net written premiums, earned premiums and loss and loss settlement expenses are presented in the following table:

Year ended December 31,	2024	2023	2022
Written premiums(1):			
Direct	1,177,511	1,061,358	946,169
Assumed	217,904	159,335	137,786
Ceded	(163,945)	(153,792)	(99,732)
Net written premiums	1,231,470	1,066,901	984,223
Earned premiums:			
Direct	1,109,903	1,017,917	941,998
Assumed	214,043	161,628	111,283
Ceded	(147,196)	(144,958)	(101,740)
Net earned premiums	1,176,750	1,034,587	951,541
Loss and loss settlement expenses:			
Direct	641,410	763,609	655,775
Assumed	155,022	102,408	70,628
Ceded	(51,827)	(96,603)	(89,102)
Net loss and loss settlement expense	744,605	769,414	637,301

(1) See Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" for definition of Net written premiums.

We periodically monitor the financial condition of our reinsurers to confirm that they are financially stable. We believe all of our reinsurers are in an acceptable financial condition and there were no reinsurance balances at December 31, 2024 for which collection is at risk that would result in a material impact on our Consolidated Financial Statements. The amount of reinsurance recoverable on paid losses totaled $20,811 and $31,725 at December 31, 2024 and 2023, respectively.

The following table provides a roll forward of the allowance for credit losses in our reinsurance recoverable balance at December 31, 2024:

Rollforward of Credit Loss Allowance for Reinsurance Receivable

	As of December 31, 2024
Beginning balance, January 1, 2024	$ 97
Current-period provision for expected credit losses	6
Ending balance of the allowance for reinsurance receivable, December 31, 2024	$ 103

81

Ceded Reinsurance Programs and Retentions

We elect to cede parts of our business into various treaties, which allows us to increase our underwriting capacity, manage our risk profile, and protect us from a single large event, series of events, or a catastrophic event. The majority of our treaties are excess of loss, meaning we retain a portion of the loss prior to ceding to reinsurers. We place some treaties on a proportional basis, meaning we cede a portion of losses beginning with the first dollar of loss. Through each of our treaties, we cede a portion of each risk in exchange for a portion of the premium on those policies. Our treaties cover us from individual risk losses as well as a loss to more than one risk.

We generally work with reinsurance brokers to facilitate our reinsurance treaty procurement.

We have several programs that provide reinsurance coverage. The following tables provide a summary of our primary reinsurance programs. Retention amounts reflect the accumulated retentions and co-participation of all layers within a program. Reinsurance coverage limits the risk of loss that we retain by reinsuring direct risks in excess of our retention limits. New reinsurance programs beginning in 2024 include the property semi-automatic quota share. We also transitioned our Earthquake Delegate Underwriting Authority ("DUA") quota share into an excess of loss treaty. New reinsurance programs beginning in 2023 include our marine liability quota share and our specialty variable quota share. For 2022 we decided not to renew the all lines aggregate excess loss program. In its place we added the pillared occurrence program. Another new program for 2022 was the addition of the earthquake quota share program.

	2024 Reinsurance Programs					
Type of Reinsurance	Stated Retention		Exhaustion Point	Placement and Limit		
Casualty Excess of Loss	$	3,000	$ 60,000	100 %	of $	57,000
Property Excess of Loss		3,000	25,000	100 %	of $	22,000
Property Semi-automatic Quota Share		25,000	50,000	100 %	of $	25,000
Surety Excess of Loss		5,000	50,000	100 %	of $	45,000
Marine Liability DUA Quota Share		N/A	10,000	70 %	of $	10,000
Professional Liability DUA Quota Share		N/A	5,000	55 %	of $	5,000
Specialty Casualty Variable Quota Share		N/A	10,000	50 %	of $	10,000
Property Catastrophe Excess of Loss		20,000	130,000	100 %	of $	110,000
Earthquake DUA Catastrophe Excess of Loss		10,000	170,000	100 %	of $	160,000
Cyber Quota Share		N/A	1,000	100 %	of $	1,000
Boiler and Machinery Quota Share		N/A	100,000	100 %	of $	100,000
Pillar Occurrence Excess of Loss		5,000	15,000	42 %	of $	10,000

	2023 Reinsurance Programs						
Type of Reinsurance	Stated Retention		Ground Up Limits		Coverage		
Casualty Excess of Loss	$	3,000	$	60,000	100 %	of $	57,000
Property Excess of Loss		3,000		25,000	100 %	of $	22,000
Surety Excess of Loss		2,000		50,000	100 %	of $	48,000
Marine Liability DUA Quota Share		N/A		5,000	70 %	of $	5,000
Professional Liability DUA Quota Share		N/A		5,000	70 %	of $	5,000
Specialty Casualty Variable Quota Share		N/A		5,000	70 %	of $	5,000
Property Catastrophe Excess of Loss		20,000		200,000	100 %	of $	163,150
Cyber Quota Share		N/A		1,000	100 %	of $	1,000
Boiler and Machinery Quota Share		N/A		100,000	100 %	of $	100,000
Pillar Occurrence Excess of Loss		6,000		16,000	90 %	of $	10,000
Earthquake DUA Quota Share		N/A		170,000	100 %	of $	56,525

	2022 Reinsurance Programs						
Type of Reinsurance	Stated Retention		Ground Up Limits		Coverage		
Casualty Excess of Loss	$	3,000	$	60,000	100 %	of $	57,000
Property Excess of Loss		3,000		25,000	100 %	of $	22,000
Surety Excess of Loss		1,500		45,000	100 %	of $	43,500
Professional Liability DUA Quota Share		N/A		5,000	70 %	of $	5,000
Property Catastrophe Excess of Loss		15,000		180,000	100 %	of $	162,075
Cyber Quota Share		N/A		1,000	100 %	of $	1,000
Boiler and Machinery Quota Share		N/A		100,000	100 %	of $	100,000
Pillar Occurrence Excess of Loss		5,000		15,000	66.5 %	of $	10,000
Earthquake DUA Quota Share		N/A		180,000	100 %	of $	72,000

If we incur property catastrophe losses and loss settlement expenses that exceed the retention, our property catastrophe program provides one guaranteed reinstatement. In such an instance, we are required to pay the reinsurers a reinstatement premium equal to the full amount of the original premium, which will reinstate the full amount of reinsurance available under the property catastrophe program.

NOTE 5. RESERVES FOR LOSSES AND LOSS SETTLEMENT EXPENSES

Property insurance indemnifies an insured with an interest in physical property for loss of, or damage to, such property or the loss of its income-producing abilities. Casualty insurance is primarily concerned with losses caused by injuries to persons and legal liability imposed on the insured for such injury or for damage to property of others. In most cases, casualty insurance also obligates the insurance company to provide a defense for the insured in litigation, arising out of events covered by the policy.

Liabilities for losses and loss settlement expenses reflect management's best estimates at a given point in time of what we expect to pay for claims that have been reported and those that have been incurred but not reported ("IBNR"), based on known facts, circumstances, and historical trends. Because property and casualty insurance reserves are estimates of the unpaid portions of incurred losses that have been reported to us, as well as losses that have been incurred but not reported, the establishment of appropriate reserves, including reserves for catastrophes, is an inherently uncertain and complex process. The ultimate cost of losses and related loss settlement expenses may vary materially from recorded amounts. We regularly update our reserve estimates as new information becomes available and as events unfold that may affect the resolution of unsettled claims. Changes in prior year reserve estimates, which may be material, are reported as a component of losses and loss settlement expenses incurred in the period such changes are determined.

The determination of reserves (particularly those relating to liability lines of insurance that have relatively longer lag in claim reporting) requires significant estimates to reasonably project expected future claim reporting and payment patterns. If, during the course of our regular monitoring of reserves, we determine that coverages previously written are incurring higher than expected losses, we will evaluate an appropriate response that may include, among other things, increasing the related reserves. Any adjustments we make to reserves are reflected in operating results in the year in which we make those adjustments. In addition to our internal process, we engage a third-party firm to provide an independent and unbiased assessment of our reserves to assist in establishing appropriate reserves.

On a quarterly basis, we perform a detailed review of IBNR reserves. There are two fundamental types or sources of IBNR reserves. We record IBNR reserves for "normal" types of claims and also specific IBNR reserves related to unique circumstances or events. A major hurricane is an example of an event that might necessitate establishing specific IBNR reserves because an analysis of existing historical data would not provide an appropriate estimate.
We do not discount loss reserves based on the time value of money.

The following table provides an analysis of changes in our property and casualty losses and loss settlement expense reserves for 2024, 2023 and 2022 (net of reinsurance amounts):

Years Ended December 31,		2024		2023		2022
Gross liability for losses and loss settlement expenses at beginning of year	$	1,638,755	$	1,497,274	$	1,514,265
Ceded losses and loss settlement expenses		(191,640)		(146,875)		(112,900)
Net liability for losses and loss settlement expenses at beginning of year	$	1,447,115	$	1,350,399	$	1,401,365
Losses and loss settlement expenses incurred for claims occurring during						
Current year	$	745,813	$	701,664	$	624,411
Prior years		(1,208)		67,750		12,890
Total incurred	$	744,605	$	769,414	$	637,301
Losses and loss settlement expense payments for claims occurring during						
Current year	$	186,322	$	191,899	$	215,891
Prior years		406,699		480,800		472,377
Total paid	$	593,021	$	672,699	$	688,268
Net liability for losses and loss settlement expenses at end of year	$	1,598,699	$	1,447,115	$	1,350,399
Ceded losses and loss settlement expenses		198,083		191,640		146,875
Gross liability for losses and loss settlement expenses at end of year	$	1,796,782	$	1,638,755	$	1,497,274

Generally, we base case reserves for each claim on the estimated ultimate exposure for that claim. However, due to the uncertainty associated with the ultimate claim settlement values and additional claims not yet reported, we believe that it is appropriate and reasonable to establish a best estimate for reserves within a range of reasonable estimates, especially when we are reserving for claims for bodily injury, disabilities and similar claims, for which settlements and verdicts can vary widely. We believe our approach produces recorded reserves that are consistent as to their relative position within a range of reasonable reserves from year-to-year. However, conditions and trends that have affected the reserve development for a given year do change. Therefore, such development cannot be used to project future reserve redundancies or deficiencies.

Our IBNR methodologies and assumptions are reviewed periodically for appropriateness and reasonability. Items reviewed and revised include development factors for paid and reported loss, paid development factors for allocated LAE, expected loss and LAE ratios, as well as selected frequency and severity trend factors.

Because of the type of property coverage we write, we have potential exposure to environmental pollution, mold and asbestos claims. Our underwriters are aware of these exposures and use riders or endorsements to limit exposure. We are not aware of any significant contingent liabilities related to environmental issues.

Reserve Development

Prior year development improved over 2023 with neutral development recorded in 2024 as favorable results in several lines were offset by increases in other liability reserves exposed to potential future uncertainty associated with social inflation influences prevalent across the industry. The adverse prior year development for the twelve-month period ended December 31, 2023 included a significant contribution to reserves in second quarter related to excess casualty exposures and other liability lines.

The significant drivers of the adverse reserve development in 2023 were the commercial other liability and commercial automobile lines of business. The adverse development in commercial other liability was primarily in our excess and surplus lines excess casualty book along with some adverse development in standard umbrella and construction defect due to increasing severity pressures. The increases on these longer tailed lines, especially in accident years 2016-2019, related to social and economic inflation. The commercial automobile line of business also experienced adverse development related to increasing severity largely in post-COVID-19 accident years. The remaining lines experienced small amounts of reserve development.

The significant drivers of the adverse reserve development in 2022 were commercial other liability and commercial fire and allied lines. This was offset partially by favorable development in commercial automobile, workers' compensation and fidelity and surety. Commercial other liability experienced adverse development as emerging claim experience and deeper data insights during 2022 pointed to an increase in loss exposure on these longer tailed businesses driven in part by social and economic inflation. Commercial fire and allied developed adversely driven by catastrophe losses and increased severity on non-catastrophe claims. The favorable development for commercial automobile was from both loss and LAE where reductions of reserves for unpaid liabilities were more than sufficient to offset actual paid loss and paid LAE reductions in reserves for IBNR claims also contributed favorable development in addition to LAE where reductions in reserves were more than sufficient to offset payments.

The following tables provide information about incurred and paid losses and loss settlement expense development as of December 31, 2024, net of reinsurance, as well as cumulative development, cumulative claim frequency and IBNR liabilities.

The cumulative number of reported claims, for calendar years 2024, 2023 and 2022, are counted for all lines of business on a per claimant per coverage basis and a single event may result in multiple claims due to the involvement of multiple individual claimants and/or multiple independent coverages. Claim counts for calendar years 2016 and prior are counted on a per claim and per coverage basis. Claim counts include open claims, claims that have been paid and closed, and reported claims that have been closed without the need for any payment.

Line of business: Commercial other liability

	Incurred losses and allocated loss settlement expenses, net of reinsurance										As of December 31, 2024		
	For the years ended December 31,										**Total of incurred but not reported liabilities plus expected development on reported claims**	**Cumulative development**	**Cumulative number of reported claims**
Accident Year	**2015**	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**	**2023**	**2024**			
					(Unaudited)								
2015	$ 137,385	$ 125,307	$ 120,005	$ 127,091	$ 129,945	$ 131,325	$ 132,694	$ 136,161	$ 137,040	$ 138,091	$ 5,018	706	8,130
2016		139,144	130,041	136,275	142,397	140,784	148,324	153,490	159,284	164,989	9,335	25,845	10,013
2017			139,602	139,032	152,547	156,369	159,653	173,091	174,013	176,073	13,194	36,471	9,482
2018				163,059	172,894	176,496	187,841	197,696	207,501	213,536	21,040	50,477	9,293
2019					149,173	169,344	183,918	179,667	186,205	187,539	26,006	38,366	8,745
2020						171,013	158,022	162,471	179,080	181,687	38,560	10,674	6,579
2021							145,822	162,359	162,879	176,770	53,324	30,949	3,646
2022								161,826	175,579	181,924	64,502	20,097	3,232
2023									172,398	173,529	84,919	1,132	2,671
2024										215,235	173,740		1,722
									Total	$ 1,809,372			

Line of business: Commercial other liability

Cumulative paid losses and allocated loss settlement expenses, net of reinsurance

For the years ended December 31,

Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
					(Unaudited)					
2015	$ 11,185	$ 27,182	$ 53,901	$ 74,292	$ 96,339	$ 104,472	$ 109,540	$ 117,734	$ 126,364	$ 129,638
2016		13,782	38,184	63,526	88,885	102,757	115,107	126,561	136,400	141,445
2017			17,716	43,172	70,500	91,984	111,085	128,430	138,127	148,295
2018				16,200	44,772	79,168	105,515	130,942	158,851	179,469
2019					18,221	46,986	72,179	102,510	127,650	138,236
2020						17,011	43,596	60,114	98,592	110,931
2021							12,434	33,642	59,278	90,607
2022								10,468	42,168	69,896
2023									9,335	41,847
2024										10,732
									Total	$ 1,061,095
							All outstanding liabilities for unpaid losses and loss settlement expenses before 2015, net of reinsurance			16,838
							Liabilities for unpaid losses and loss settlement expenses, net of reinsurance		$	765,115

87

Line of business: Commercial fire and allied													
	Incurred losses and allocated loss settlement expenses, net of reinsurance										As of December 31, 2024		
	For the years ended December 31,												
Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	Total of incurred but not reported liabilities plus expected development on reported claims	Cumulative development	Cumulative number of reported claims
	(Unaudited)												
2015	$ 103,177	$ 108,293	$ 110,633	$ 108,235	$ 105,218	$ 104,646	$ 105,043	$ 104,978	$ 105,385	$ 105,451	$ 660	2,274	7,603
2016		147,473	144,208	143,721	143,724	143,108	144,109	145,351	142,644	142,814	639	(4,659)	9,883
2017			155,139	160,240	160,945	161,693	161,232	161,456	161,611	161,051	477	5,912	13,533
2018				143,280	146,950	146,378	146,010	147,356	147,058	147,085	709	3,805	10,799
2019					164,030	155,482	158,475	157,667	155,850	155,114	660	(8,916)	11,233
2020						207,207	201,391	202,929	207,256	209,588	1,710	2,381	14,666
2021							156,794	169,669	157,905	157,534	(15,185)	740	5,367
2022								161,776	170,594	171,958	12,470	10,182	4,294
2023									164,526	147,904	22,624	(16,622)	3,569
2024										124,467	49,233		2,499
									Total	$ 1,522,966			

88

Line of business: Commercial fire and allied

				Cumulative paid losses and allocated loss settlement expenses, net of reinsurance						
				For the years ended December 31,						
Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
					(Unaudited)					
2015	$ 67,217	$ 90,454	$ 95,515	$ 101,367	$ 104,115	$ 103,975	$ 104,127	$ 104,339	$ 104,638	$ 104,699
2016		92,895	125,962	132,429	137,907	139,353	141,104	142,248	141,008	142,038
2017			99,484	137,058	145,900	152,219	157,512	159,286	159,456	160,487
2018				92,770	123,559	133,703	137,794	141,841	145,021	145,954
2019					100,980	136,084	142,342	150,196	151,739	153,893
2020						128,704	173,055	192,902	197,602	205,357
2021							97,451	140,406	154,242	161,705
2022								96,160	138,479	150,710
2023									75,304	106,083
2024										58,228
								Total	$	1,389,153
					All outstanding liabilities for unpaid losses and loss settlement expenses before 2015, net of reinsurance					1,439
					Liabilities for unpaid losses and loss settlement expenses, net of reinsurance				$	135,251

89

Line of business: Commercial automobile

| | Incurred losses and allocated loss settlement expenses, net of reinsurance | | | | | | | | | | As of December 31, 2024 | | |

Accident Year	For the years ended December 31,										Total of incurred but not reported liabilities plus expected development on reported claims	Cumulative development	Cumulative number of reported claims
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024			
					(Unaudited)								
2015	$ 125,506	$ 129,816	$ 132,206	$ 138,987	$ 137,395	$ 137,335	$ 136,826	$ 137,240	$ 137,934	$ 137,390	$ (2)	11,884	20,091
2016		174,018	175,357	174,337	175,655	173,823	174,588	175,016	175,387	173,858	67	(160)	27,310
2017			227,919	224,553	235,110	233,159	233,007	233,535	234,229	231,093	450	3,174	32,910
2018				236,629	245,173	253,045	255,017	255,409	255,198	252,642	1,570	16,013	34,495
2019					279,229	291,139	289,929	282,155	282,680	276,095	2,143	(3,134)	34,773
2020						243,360	216,951	196,412	194,162	188,556	2,396	(54,804)	24,218
2021							179,880	172,599	173,708	169,172	4,856	(10,708)	12,371
2022								157,165	161,672	160,303	14,521	3,138	10,220
2023									153,502	146,433	22,329	(7,069)	9,478
2024										156,028	51,335		7,871
									Total	$ 1,891,571			

Line of business: Commercial automobile

Cumulative paid losses and allocated loss settlement expenses, net of reinsurance

For the years ended December 31,

Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
					(Unaudited)					
2015	$ 50,782 $	78,225 $	99,201 $	118,395 $	129,317 $	134,100 $	135,462 $	137,075 $	137,085 $	137,116
2016		66,013	103,528	128,156	148,224	164,341	168,950	171,380	172,928	173,661
2017			81,311	126,644	166,170	197,893	212,947	223,076	228,749	228,129
2018				81,572	138,092	187,405	211,123	235,519	244,284	249,009
2019					91,919	153,244	205,614	246,800	264,151	268,355
2020						67,660	109,686	138,158	161,798	174,175
2021							64,381	99,116	128,283	146,436
2022								62,477	95,785	124,853
2023									56,175	85,483
2024										51,283
									Total	$ 1,638,501

All outstanding liabilities for unpaid losses and loss settlement expenses before 2015, net of reinsurance — 48

Liabilities for unpaid losses and loss settlement expenses, net of reinsurance $ 253,119

Line of business: Workers' compensation

	Incurred losses and allocated loss settlement expenses, net of reinsurance									As of December 31, 2024			
					For the years ended December 31,						**Total of incurred but not reported liabilities plus expected development on reported claims**	**Cumulative development**	**Cumulative number of reported claims**
Accident Year	**2015**	**2016**	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**	**2023**	**2024**			
					(Unaudited)								
2015	$ 53,788	$ 55,578	$ 51,003	$ 46,682	$ 46,019	$ 44,706	$ 43,751	$ 43,209	$ 43,654	$ 43,781	$ 1,181	(10,007)	5,686
2016		70,419	66,575	61,648	55,168	53,964	52,870	53,090	53,617	53,574	1,117	(16,845)	7,988
2017			76,184	69,528	55,982	51,874	49,362	47,801	48,074	47,943	1,398	(28,241)	8,226
2018				71,972	67,883	59,192	56,109	53,812	54,783	54,238	1,438	(17,734)	8,068
2019					52,136	49,189	49,336	48,945	49,084	49,807	(611)	(2,329)	7,426
2020						45,365	46,612	43,724	46,624	45,524	(329)	159	4,603
2021							45,177	42,283	39,649	40,287	(1,050)	(4,890)	1,897
2022								29,597	26,721	27,398	1,794	(2,199)	1,385
2023									29,262	28,742	3,302	(520)	1,174
2024										32,202	6,981		1,233
									Total	$ 423,496			

Line of business: Workers' compensation

Cumulative paid losses and allocated loss settlement expenses, net of reinsurance

For the years ended December 31,

Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
					(Unaudited)					
2015	$ 12,063	$ 27,304	$ 35,229	$ 38,424	$ 39,305	$ 40,034	$ 41,006	$ 41,211	$ 41,865	$ 41,978
2016		14,413	32,345	40,680	45,743	47,082	48,277	50,127	51,023	51,126
2017			14,647	31,309	38,083	41,672	43,833	45,508	45,742	46,154
2018				16,949	35,369	43,189	47,173	48,807	49,964	50,031
2019					13,582	29,668	38,382	43,044	46,101	47,308
2020						17,603	29,605	35,542	39,479	42,052
2021							17,949	29,453	34,074	36,512
2022								9,434	17,851	21,033
2023									10,227	18,085
2024										10,277
								Total	$	364,556
					All outstanding liabilities for unpaid losses and loss settlement expenses before 2015, net of reinsurance					15,978
					Liabilities for unpaid losses and loss settlement expenses, net of reinsurance				$	74,918

93

Line of business: Personal

	Incurred losses and allocated loss settlement expenses, net of reinsurance										As of December 31, 2024		
	For the years ended December 31,										**Total of incurred but not reported liabilities plus expected development on reported claims**	**Cumulative development**	**Cumulative number of reported claims**
Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024			
					(Unaudited)								
2015	$ 42,847	$ 41,088	$ 40,336	$ 40,368	$ 40,220	40,194	40,189	40,190	40,191	$ 40,058	$ 5	(2,789)	9,553
2016		48,072	45,840	45,379	45,961	45,113	45,297	45,199	45,179	45,185	26	(2,887)	11,905
2017			60,330	59,342	58,695	58,544	59,023	58,790	58,863	58,788	191	(1,542)	14,717
2018				51,639	51,721	52,715	52,062	51,457	51,115	51,216	113	(423)	13,691
2019					59,548	58,378	58,745	57,929	57,630	57,559	98	(1,989)	13,613
2020						81,206	73,761	73,204	72,531	72,174	472	(9,032)	17,123
2021							28,537	26,489	26,372	26,338	165	(2,199)	2,592
2022								1,493	2,287	3,127	195	1,634	64
2023									2,391	2,374	(1,535)	(17)	11
2024										8,648	7,452		2
									Total	$ 365,466			

Line of business: Personal

	Cumulative paid losses and allocated loss settlement expenses, net of reinsurance								
	For the years ended December 31,								
Accident Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
					(Unaudited)					
2015	$ 29,551 $	37,431 $	39,027 $	39,428 $	39,865 $	40,029 $	40,053 $	40,053 $	40,053 $	40,053
2016		32,999	40,910	42,660	44,046	44,618	44,737	44,828	44,827	45,159
2017			42,135	53,111	55,982	57,169	57,824	58,206	58,377	58,597
2018				37,410	47,433	49,464	50,185	50,661	50,852	51,101
2019					40,544	52,390	54,935	56,658	56,852	56,971
2020						54,181	68,124	70,543	71,416	71,394
2021							20,298	23,829	24,889	25,764
2022								551	2,128	2,792
2023									297	3,089
2024										617
								Total	$	355,538
					All outstanding liabilities for unpaid losses and loss settlement expenses before 2015, net of reinsurance					237
					Liabilities for unpaid losses and loss settlement expenses, net of reinsurance $					10,165

95

The reconciliation of the net incurred and loss development tables to the liability for unpaid losses and loss settlement expenses in the consolidated statement of financial position is as follows:

		December 31, 2024
Net outstanding liabilities for unpaid losses and allocated loss settlement expenses:		
Commercial other liability	$	765,115
Commercial fire and allied		135,251
Commercial automobile		253,119
Commercial workers' compensation		74,918
Personal		10,165
All other lines		261,971
Net outstanding liabilities for unpaid losses and allocated loss settlement expenses		1,500,539
Net outstanding liabilities for unpaid unallocated loss settlement expenses		97,960
Fair value adjustment (purchase accounting adjustment for Mercer acquisition)		200
Liabilities for unpaid losses and loss settlement expenses, net of reinsurance		1,598,699
Reinsurance recoverable on unpaid losses and allocated loss settlement expenses:		
Commercial other liability		91,561
Commercial fire and allied		5,706
Commercial automobile		57
Commercial workers' compensation		30,124
Personal		72
All other lines		70,755
Reinsurance recoverable on unpaid losses and allocated loss settlement expenses		198,275
Reinsurance fair value amortization (purchase accounting adjustment for Mercer acquisition)		(192)
Total reinsurance recoverable on unpaid losses and loss settlement expenses		198,083
Total gross liability for unpaid losses and loss settlement expenses	$	1,796,782

The following is supplementary information about average historical claims duration as of December 31, 2024.

	Average annual percentage payout of incurred claims by age, net of reinsurance									
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
					(Unaudited)					
Commercial other liability	7.6 %	14.7 %	14.8 %	15.7 %	11.2 %	8.4 %	6.4 %	5.9 %	4.7 %	2.4 %
Commercial fire and allied	59.6 %	22.9 %	6.4 %	4.0 %	2.4 %	1.1 %	0.4 %	— %	0.5 %	0.1 %
Commercial automobile	36.0 %	21.0 %	16.9 %	12.4 %	7.7 %	3.1 %	1.7 %	0.6 %	0.2 %	— %
Commercial workers' compensation	32.9 %	31.4 %	14.5 %	7.9 %	4.0 %	2.4 %	1.6 %	1.0 %	0.8 %	0.3 %
Personal	55.1 %	33.0 %	6.2 %	2.1 %	0.8 %	0.4 %	0.3 %	0.1 %	0.4 %	— %

NOTE 6. STATUTORY REPORTING, CAPITAL REQUIREMENTS AND DIVIDENDS AND RETAINED EARNINGS RESTRICTIONS

Our insurance subsidiaries file statutory-basis financial statements with state insurance regulatory authorities prepared in accordance with Statutory Accounting Principles ("SAP") prescribed or permitted by such authorities, which may vary materially from GAAP. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners ("NAIC") as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. The principal differences between SAP financial statements and financial statements prepared in accordance with GAAP in that policy acquisition costs are charged to expense as incurred, goodwill is amortized, and the values reported for investments, pension obligations and deferred taxes are established on a different basis. Accordingly, SAP operating results and SAP capital and surplus may differ substantially from amounts reported in the GAAP basis financial statements for comparable items.

No material permitted accounting practices were used to prepare our statutory-basis financial statements during the years ended December 31, 2024, 2023 and 2022.

We are directed by the state insurance departments' solvency regulations to calculate a required minimum level of statutory capital and surplus based on insurance risk factors. The risk-based capital results are used by the NAIC and state insurance departments to identify companies that merit regulatory attention or the initiation of regulatory action. Statutory capital and surplus in regards to policyholders at December 31, 2024, 2023 and 2022 and statutory net income (loss) for the years then ended are as follows:

		2024		2023		2022
Statutory Capital and Surplus	$	**723,366**	$	635,474	$	717,709
Statutory Net Income (Loss)	$	**49,491**	$	(13,251)	$	43,111

UF&C and its property and casualty insurance subsidiaries had statutory capital and surplus in regards to policyholders in excess of their required levels at December 31, 2024.

State laws and regulations generally limit the amount of funds that an insurance company may distribute to a parent as a dividend without commissioner approval. As a holding company with no independent operations of its own, United Fire Group, Inc. relies on dividends received from its insurance company subsidiaries in order to pay dividends to its common shareholders. Dividends payable by our insurance subsidiaries are governed by the laws in the states in which they are domiciled. In all cases, these state laws permit the payment of dividends only from earned surplus arising from business operations. For example, under Iowa law, the maximum dividend or distribution that may be paid within a 12-month period without prior approval of the Iowa Insurance Commissioner is generally restricted to the greater of 10 percent of statutory surplus as of the preceding December 31 less any dividends paid in the previous 12 months, or net income of the preceding calendar year on a statutory basis less any dividends paid in the previous 12 months, not greater than earned statutory surplus. Other states in which our insurance company subsidiaries are domiciled may impose similar restrictions on dividends and distributions. Based on these restrictions, at December 31, 2024, our insurance company subsidiary, UF&C, is able to make a maximum of $40.7 million in dividend payments without prior regulatory approval. At December 31, 2024, we were in compliance with applicable state laws and regulations.

State insurance holding company laws and regulations generally require approval from the insurer's domicile state insurance commissioner for any material transaction. For property and casualty insurers, a material transaction is defined as any sale, loan, exchange, transfer or guarantee with an affiliate where the aggregate value of the transaction exceeds 25 percent of the insurer's policyholders' surplus or three percent of its admitted assets (measured at December 31 of the preceding year), whichever is less.

In 2024, 2023 and 2022, UF&C paid dividends to UFG totaling $22,800, $13,200 and $12,000, respectively.

NOTE 7. INCOME TAX

Income tax expense (benefit) is composed of the following:

Years Ended December 31,		2024		2023		2022
Current	$	23,468	$	(2,217)	$	1,627
Deferred		(8,391)		(7,803)		(4,581)
Income tax expense (benefit)	$	15,077	$	(10,021)	$	(2,954)

A reconciliation of income tax expense (benefit) computed at the applicable federal tax rate of 21.0 percent in 2024, 2023 and 2022 to the amount recorded in the accompanying Consolidated Statements of Income is as follows:

Years Ended December 31,		2024		2023		2022
Income (loss) before taxes	$	77,034	$	(39,721)	$	12,077
Federal statutory rate		21 %		21 %		21 %
Expected income tax expense (benefit)	$	16,177	$	(8,339)	$	2,536
Tax-exempt municipal bond interest income		(1,881)		(2,763)		(3,115)
Nontaxable dividend income		(27)		(269)		(378)
Compensation		1,228		596		582
Research & development credit		(16)		540		(1,591)
Other, net		(404)		215		(988)
Income tax expense (benefit)	$	15,077	$	(10,021)	$	(2,954)

We measure certain deferred tax assets and liabilities based on the rates at which they are expected to reverse in the future, which is 21.0 percent. The significant components of deferred tax assets and liabilities consist of the following at December 31, 2024 and 2023:

December 31,		2024	2023
Deferred tax assets			
Financial statement reserves in excess of income tax reserves	$	23,203 $	20,414
Unearned premium adjustment		22,700	20,618
Employee profit sharing		3,112	1,623
Other-than-temporary impairment of investments		14	451
Compensation expense related to stock options		1,410	1,760
Nonqualified deferred compensation		2,400	2,493
Net unrealized gain (loss) - all other securities		19,572	17,753
Revaluation of investment basis (1)		—	23
Other		3,639	3,067
Gross deferred tax asset		76,050	68,202
Valuation allowance		—	—
Deferred tax asset		76,050	68,202
Deferred tax liabilities			
Net unrealized gain (loss) on Equity securities		—	5,414
Deferred policy acquisition costs		30,459	26,572
Investments in partnerships		1,938	1,713
Over funded pension benefit		4,694	4,256
Prepaid pension cost		8,086	7,090
Net bond discount accretion		705	213
Depreciation		3,085	3,637
Identifiable intangible assets (1)		945	944
Capitalized Software		534	2,310
Other		2,586	2,432
Gross deferred tax liability		53,032	54,581
Net deferred tax asset (liability)	$	23,018 $	13,621

(1) Related to our acquisition of Mercer Insurance Group, Inc.

As of December 31, 2024 and 2023, the Company has recorded no valuation allowance as we believe it is more likely than not that all the deferred assets will be realized. Our determination was based on evidence of taxable income in the carryback and carryforward periods and our tax planning strategy of holding debt securities with unrealized losses to recovery.

In 2024, 2023, and 2022, we made cash payments for income taxes of $16,112, $1,348 and $21,548, respectively. We made no interest payments in 2024, 2023 and 2022.

In 2024, 2023 and 2022 we received federal tax refunds of $0, $14,017 and $20,789, respectively, which resulted from the utilization of our net operating losses and net capital loss carryforwards and carrybacks. We have no loss carryforwards and no tax credit carryforwards.

As of December 31, 2024, we had no alternative minimum tax credit carryforwards.

We file a consolidated federal income tax return and file income tax returns in various state jurisdictions. The U.S. Federal income tax returns of the Company for years prior to 2018 are no longer subject to examination by the taxing authorities. The Company does not have any unrecognized tax benefits ("UTBs") at December 31, 2024 or December 31, 2023. In the event the Company has UTBs, interest and penalties related to uncertain tax positions would be recorded as part of income tax expense in the financial statements. The Company regularly assesses the likelihood of additional tax assessments by jurisdiction and, if necessary, adjusts its tax reserves based on new information or developments.

NOTE 8. EMPLOYEE BENEFITS

We offer various benefits to our employees including a non-contributory cash balance pension plan and an employee health and dental benefit plan.

In 2023, we offered an Early Retirement Package ("ERP") as a voluntary program for a select group of eligible employees to consider retiring earlier than planned. Employees that accepted the offering received a one-time separation package. At the same time, we announced a change to our paid time off ("PTO") policy to a discretionary time off policy as of December 31, 2023. As a result, the Company will no longer maintain an accrued liability on the balance sheet for PTO. The expense of the severance benefits offered with the ERP largely offset the benefit of the liability released with the change in time off policy in the financial statements. A partial plan curtailment was triggered during the period due to the reduction in active lives resulting from the ERP reduction in force, providing the benefit shown in the table for the Net Periodic Benefit Cost below.

Pension and Post-Retirement Benefit Plans

We offer a non-contributory cash balance pension plan in which all of our employees are eligible to participate after they have completed one year of service, attained 21 years of age and have met the hourly service requirements. Retirement benefits under our cash balance pension plan are based on the number of years of service and level of compensation. Our policy to fund the pension plan on a current basis to not less than the minimum amounts required by the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended, is designed to ensure that plan assets will be adequate to provide retirement benefits. We are not required to make a contribution to the pension plan in 2025.

As a result of the ERP offered in 2023, any retiree or terminated employees were offered the opportunity to take a lump sum distribution out of the plan post retirement. About 25% of retirees elected to take a lump sum payment, which in total was $17.8 million, and as a result, a settlement gain of $0.5 million was recorded in the fourth quarter of 2024.

We also offer health and dental benefit plans to all of our eligible employees that are self-funded. We previously offered a fully-funded (post-65) retiree health and dental plan (the "post-retirement benefit plan"). In January 2021, the Company changed the post-retirement benefit plan to a voluntary plan funded exclusively by participants, commencing at the start of 2023. As of December 31, 2024, the post-retirement benefit obligation was $0.

Investment Policies and Strategies

The investment objective of the plan is to seek the highest rate of return consistent with its asset mix. The plan seeks to ensure reasonable costs and places a high priority on benefit security and satisfying its benefit obligations. The plan's investment objectives include, but are not limited to: maximization of return within reasonable and prudent levels of risk; provision of returns comparable to returns for similar investment options; control administrative and management costs; provision of appropriate diversification within investment vehicles. The plan's investment strategy will utilize several different asset classes with varying risk/return characteristics. The returns of the asset classes are not expected to move in tandem, which will allow the plan to take part in different parts of the global economic cycle.

We have an internal retirement committee, which includes our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Human Resources Officer, Chief Legal Officer, and Chief Claims Officer, all of whom periodically receive information on the value of the pension plan assets and their performance. Quarterly, the retirement committee meets to review and discuss the performance of the pension plan assets as well as the allocation of investments within the pension plan in accordance with the Investment Policy.

In 2023, the retirement committee changed the investment strategy to a liability driven investment ("LDI") approach to better match the timing of cash flows between payouts from the plan with cash flows from the asset portfolio, as well as hedge interest rate risk between assets and liabilities. Changing to this approach while the plan was overfunded was expected to reduce the likelihood of necessary contributions to the plan in the future.

The LDI investment strategy has shifted the allocation of pension plan assets from prior periods. The portfolio includes a hedge portfolio, targeting 80.0 percent of the pension plan asset balance, largely comprised of highly rated fixed maturity securities and designed to match the assets and liabilities and maintain a fully funded position while hedging interest rate, yield curve and credit spread risks. The remaining 20.0 percent target of the asset balance is return seeking, with the objective to account for liability growth and to maintain a healthy surplus position. The largest fund in the return seeking portfolio is the LargeCap S&P 500 Index Separate Account fund, comprising 67% of the return seeking portfolio and 13.3% of the overall portfolio. We have not identified any significant concentrations of risk as a result of the LDI investment strategy.

The investments held by the pension plan at December 31, 2024 include the following asset categories:

- Fixed maturity securities, which are income-oriented investments including low, medium, and high quality bond funds with short, intermediate, and/or long term durations;
- Equity securities, which may include various types of stock (foreign and domestic), such as large-cap, mid-cap, small-cap, with value, blend, and growth investment objectives;
- Alternatives/other investments, which include commingled trusts, insurance company separate accounts through a group annuity contract, and mutual funds;
- Pooled separate accounts, which includes seven separate funds, including three S&P index separate accounts, an international equity index separate account, a short-term income separate account, a liquid assets separate account, and a US property separate account;
- Cash and cash equivalents, which include money market funds, stable value, and guaranteed interest accounts.

As a result of the shift in investment strategy, we have reduced the number of external investment managers to one as of December 31, 2024.

The following is a summary of the pension plan's actual and target asset allocations at December 31, 2024 and 2023 by asset category:

Pension Plan Assets	2024	% of Total	2023	% of Total	Target Allocation
Hedge portfolio:					**80 %**
Fixed Maturity Securities:					
Corporate bonds	$ 147,336	61.1 %	$ 166,063	62.9 %	
Foreign Bonds	15,960	6.6	—	—	
Federal Agency	5,185	2.1	—	—	
Private Placement	3,319	1.4	—	—	
Mortgage/Asset Backed Securities	732	0.3	—	—	
Money Market Funds	546	0.2	785	0.3	
Pooled separate accounts:					
Liquid assets separate account fund	8,872	3.7	4,475	1.7	
Short-term income separate account fund	5,169	2.1	—	—	
Return seeking portfolio:					**20 %**
Equity Securities	—	—	53,981	20.5	
Pooled separate accounts:					
U.S. property separate account fund	6,688	2.8	25,407	9.6	
LargeCap S&P 500 index	31,968	13.3			
MidCap S&P 400 index	6,227	2.6			
SmallCap S&P 600 index	4,163	1.7			
International equity index	5,017	2.1			
United Life annuity	—	—	13,195	5.0	
Total plan assets	$ 241,182	100.0 %	$ 263,906	100.0 %	100.0 %

Assets held in cash and cash equivalents enable the pension plan to mitigate market risk associated with other types of investments and allows the pension plan to maintain liquidity both for the purpose of making future benefit payments to participants and their beneficiaries and for future investment opportunities.

Valuation of Investments and Fair Value Measurement

Fair value measurement for the plan, including the application of the fair value hierarchy, is consistent with the methodology outlined in Part II, Item 8, Note 3 "Fair Value of Financial Instruments".

The following tables present the categorization of the pension plan's assets measured at fair value on a recurring basis at December 31, 2024 and 2023:

| Description | December 31, 2024 | Fair Value Measurements | | |
		Level 1	Level 2	Level 3
Fixed maturity securities				
Corporate bonds	$ 147,336	$ —	$ 147,336	$ —
Foreign Bonds	15,960	—	15,960	—
Federal Agency	5,185	—	5,185	—
Private Placement	3,319	—	3,319	—
Mortgage/Asset Backed Securities	732	—	732	—
Money Market Funds	546	546	—	—
Pooled separate accounts:				
Liquid assets separate account fund	8,872	—	8,872	—
Short-term income separate account fund	5,169	5,169	—	—
U.S. property separate account fund	6,688	—	—	6,688
LargeCap S&P 500 index	31,968	31,968	—	—
MidCap S&P 400 index	6,227	6,227	—	—
SmallCap S&P 600 index	4,163	4,163	—	—
International equity index	5,017	5,017	—	—
Total assets measured at fair value	$ 241,182	$ 53,090	$ 181,404	$ 6,688

| Description | December 31, 2023 | Fair Value Measurements | | |
		Level 1	Level 2	Level 3
Fixed maturity securities	$ 166,063	$ —	$ 166,063	$ —
Equity securities	53,981	53,981	—	—
Pooled separate accounts				
Liquid assets separate account fund	4,475		4,475	—
U.S. property separate account fund	25,407	—	—	25,407
Money market funds	772	772	—	—
Total assets measured at fair value	$ 250,698	$ 54,753	$ 170,538	$ 25,407

The fair value of the majority of the Plan's investments is determined based on prices obtained from the Plan's investment managers who obtain prices from independent pricing services. One price is obtained for each security, which is evaluated for reasonableness prior to its use for reporting purposes.

Fixed Maturity Securities ("LDI Portfolio")

The LDI portfolio is comprised of individual investments in cash equivalents, bonds and notes, and options and contracts.

Cash and cash equivalents within the portfolio consist of interest-bearing cash and money market funds. The fair value of money market funds approximates their cost basis due to their liquidity and short-term nature and are classified within Level 1 of the fair value hierarchy.

Bonds and notes consists of corporate bonds (domestic and foreign), private placement debt instruments, government bonds, and mortgage backed obligations. Valuation is determined by the fund administrator's investment managers primarily utilizing Intercontinental Exchange ("ICE") institutional bond pricing and ICE CMO pricing applications and models. For government bonds, evaluators may also utilize yield curves constructed from dealer contracts and live data sources. For CMOs, evaluators may apply a volatility-driven, multi-dimensional single cash flow stream model or option-adjusted spread model. For ABS and CMBS issuances, a single cash flow stream model is utilized. Input information is from market and dealer sources, integrated with credit information, observed market movements, and other sector news. Market sources generally includes public information about the issuer of the bond. Credit information pertains to information on how well the issuing company pays debts. Observed market movements relates to information about the issuer's publicly traded stock. Sector news includes other public information about corporations similar to the issuer. As the inputs utilized are either directly or indirectly observable, bonds and notes are classified within Level 2 of the fair value hierarchy.

Options and contracts consist of futures contracts which utilize pricing provided by issuers, investment managers, fund accountants, clients, and others. Default pricing may also be used if not provided. As there are significant unobservable inputs utilized for these holdings, they are classified within Level 3 of the fair value hierarchy.

Pooled Separate Accounts

The pension plan invests in seven pooled separate account funds: (1) Large Cap S&P 500 Index separate account; (2) Mid Cap S&P 400 Index separate account; (3) Small Cap S&P 600 Index separate account; (4) International Equity Index separate account; (5) Short-Term Income separate account; (6) Liquid Assets separate account; and (7) US Property separate account.

The Large Cap S&P 500 Index, MidCap S&P 400 Index, and SmallCap S&P 600 Index separate account funds are stated at fair value as provided by the fund administrator based on the fair value of the underlying holdings of the funds. These pooled separate accounts invest mainly in domestic stocks composing the S&P 500 Index, S&P MidCap 400 Index, and S&P SmallCap 600 Index, respectively, which have observable Level 1 quoted pricing inputs. The NAV of each fund is the basis for current transactions and the pooled separate accounts can be redeemed at NAV as of the measurement date. Most of the security prices were obtained from a pricing service, Interactive Data Corporation (IDC), for each fund. The fair value measurement for each fund is classified within Level 1 of the fair value hierarchy as the inputs reflect observable market data and quoted prices.

The International Equity Index separate account fund is stated at fair value as provided by the fund administrator based on the fair value of the underlying holdings of the fund. This pooled separate account invests in a single mutual fund (ticker PFIEX) with underlying holdings primary in non-US stocks. The fair value of the mutual fund is a publicly quoted pricing input used in determining the NAV of the pooled separate account. The NAV of the pooled separate account is not publicly quoted but is available to current investors. The fair value of the underlying mutual fund is based on third-party pricing vendors and utilizes observable market information. The NAV is the basis for current transactions and the pooled separate account can be redeemed at NAV as of the measurement date. The fair value measurement is classified within Level 1 of the fair value hierarchy as the underlying inputs reflect observable public market data from an active market.

The Short-Term Income separate account fund is stated at fair value as provided by the fund administrator based on the fair value of the underlying holdings of the fund. The fund invests in a single mutual fund (ticker PSHIX). The underlying investments of this mutual fund are primarily in high quality short-term bonds and other fixed-income securities that, at the time of purchase, are rated BBB- or higher by S&P Global or Baa3 or higher by Moody's. The fair value of the mutual fund is a publicly quoted pricing input used in determining the NAV of the pooled separate account. The NAV of the pooled separate account is not publicly quoted but is available to current investors. The fair value of the underlying mutual fund is based on third-party pricing vendors and utilizes observable market information. The NAV is the basis for current transactions and the pooled separate account can be redeemed at NAV as of the measurement date. The fair value measurement is classified within Level 1 of the fair value hierarchy as the underlying inputs reflect observable public market data from an active market.

Investments in the liquid assets separate account fund are stated at fair value as provided by the administrator of the fund based on the fair value of the underlying assets owned by the fund. This pooled separate account invests mainly in short term securities such as commercial paper. The majority of the underlying securities have observable Level 1 or Level 2 pricing inputs, including quoted prices for similar assets in active or non-active markets. Most of the security prices were obtained from a pricing service, IDC. The NAV is the basis for current transactions and the pooled separate account can be redeemed at NAV as of the measurement date. The fair value measurement is classified within Level 2 of the fair value hierarchy as the inputs reflect observable market data and quoted prices for similar assets, but in some instances, quoted prices are in markets that are not active.

The fair value of the investments in the U.S. property separate account fund is provided by the administrator of the fund based on the NAV of the fund. The NAV is based on the fair value of the underlying properties included in the fund as this pooled separate account invests mainly in commercial real estate and includes mortgage loans which are backed by the associated properties. The fair value of the underlying real estate is estimated using discounted cash flow valuation models that utilize public real estate market data inputs such as transaction prices, market rents and growth rates, vacancy levels, leasing absorption, loan-to-value ratios, market cap rates, market interest rates, and discount rates. In addition, each property is appraised annually by an independent appraiser. The NAV is the basis for current transactions and the pooled separate account can be redeemed at net asset value as of the measurement date. The fair value measurement is classified within Level 3 of the fair value hierarchy given the inputs reflect significant unobservable inputs. There are no restrictions as to the plan's ability to redeem its investment at the net asset value of the fund as of the reported date. The net asset value provided by the custodian has not been adjusted.

Fixed Maturity and Equity Securities

Investments in equity securities are stated at fair value based upon quoted market prices reported on recognized securities exchanges on the last business day of the year. Purchases and sales of securities are recorded as of the trade date. As such, these securities are categorized as Level 1.

The fair value of fixed maturity securities categorized as Level 2 is determined by management based on fair value information reported in the custodial statements received from the plan's investment managers, which is derived from recent trading activity of the underlying security in the financial markets. An evaluation of interest rates and yield curves observable at commonly quoted intervals, volatility, prepayment speeds, credit risks, and default rates may also be performed.

United Life Annuity

The United Life group annuity contract, which is a deposit administration contract, is stated at contract value as determined by United Life. Under the group annuity contract, the plan's investment account is credited with compound interest on the average account balance for the year. The interest rate is equivalent to the ratio of net investment income to mean assets of United Life, net of investment expenses. As a result, the fair value amount shown is equal to the contract value and is classified as Level 3. This investment was liquidated during 2024 and is not held at period end.

Money Market Funds

Money market funds are highly liquid and short-term investments held with various financial institutions. Interest is earned on a daily basis. The fair value of these funds approximates their cost basis due to their liquidity and short-term nature.

The following tables provide a summary of the changes in fair value of the pension plan's Level 3 securities:

	U.S. property separate account fund
Balance at January 1, 2024	$ 25,407
Unrealized losses	(564)
Expenses	(54)
Transfers out	(18,101)
Balance at December 31, 2024	$ 6,688

		U.S. property separate account fund
Balance at January 1, 2023	$	28,468
Unrealized losses		(3,061)
Balance at December 31, 2023	$	25,407

Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires us to make various estimates and assumptions that affect the reporting of net periodic benefit cost, plan assets and plan obligations for each plan at the date of the financial statements. Actual results could differ from these estimates. One significant estimate relates to the calculation of the benefit obligation for each plan. The discount rate assumption uses a published discount yield curve ("Discount Yield Curve") and reflects the expected future benefit discounted cash flows to determine the present value of the plan benefit obligations as of December 31. The Discount Yield Curve uses pricing and yield information for high quality corporate bonds. We have reviewed the updated curve and materials provided by our external actuaries with regard to the assumptions used in the curve. We will continue to monitor this curve and intend to make changes as appropriate.

The Society of Actuaries ("SOA") is an actuarial organization that periodically reviews mortality data and publishes mortality tables and improvement scales. The mortality assumptions are based on the SOA's Pri-2012 white collar base rate mortality projected generationally using a published mortality improvement scale ("2024 MI"). The 2024 MI scale is based on latest mortality improvement release, the MIM-2021-v4 application tool issued by SOA in October 2023 with a few user-selected assumptions: 2030 as the ultimate year for age/cohort transition and long-term rate assumptions using sex-distinct and age based rated developed from the latest Social Security Trustee Reports. We have reviewed these updated tables and have updated the mortality assumptions based on this information and also based on research provided by our external actuaries. We will continue to monitor mortality assumptions and intend to make changes as appropriate to reflect additional research and our resulting best estimate of future mortality rates.

Assumptions Used to Determine Benefit Obligations

The following actuarial assumptions were used to determine the reported plan benefit obligations at December 31:

Weighted-average assumptions as of December 31,	Pension Benefits		Post-retirement Benefits	
	2024	2023	**2024**	2023
Discount rate	**5.54 %**	4.93 %	**N/A**	N/A
Interest crediting rate	**4.00**	4.00	**N/A**	N/A
Rate of compensation increase	**4.00**	4.00	**N/A**	N/A

Rising interest rates resulted in an increase in the discount rates we use to value our respective plan's benefit obligations at December 31, 2024 compared to December 31, 2023.

Assumptions Used to Determine Net Periodic Benefit Cost

The following actuarial assumptions were used at January 1 to determine our reported net periodic benefit costs for the year ended December 31:

Weighted-average assumptions as of	Pension Benefits			Post-retirement Benefits		
January 1,	**2024**	2023	2022	**2024**	2023	2022
Discount rate	**4.93 %**	5.15 %	2.84 %	**N/A**	N/A	0.48 %
Expected long-term rate of return on plan assets	**5.70**	6.70	6.70	**N/A**	N/A	N/A
Rate of compensation increase	**4.00**	3.00	3.00	**N/A**	N/A	N/A

Benefit Obligation and Funded Status

The following table provides a reconciliation of benefit obligations, plan assets and funded status of our plans:

	Pension Benefits				Post-retirement Benefits			
Years Ended December 31,		**2024**		2023		**2024**		2023
Reconciliation of benefit obligation								
Benefit obligation at beginning of year [2]	$	**209,867**	$	201,676	$	**—**	$	—
Service cost		**3,287**		3,817		**—**		—
Interest cost		**9,913**		10,106		**—**		—
Actuarial loss (gain)		**(15,634)**		3,112		**—**		—
Benefit payments		**(9,350)**		(8,831)		**—**		—
Settlement - lump sums paid		**(17,759)**		—				
Benefit obligation at end of year [1]	$	**180,324**	$	209,880	$	**—**	$	—
Reconciliation of fair value of plan assets								
Fair value of plan assets at beginning of year [2]	$	**263,893**	$	229,701	$	**—**	$	—
Actual return on plan assets		**4,398**		43,036		**—**		
Benefit payments		**(9,350)**		(8,831)		**—**		—
Settlement - lump sums paid		**(17,759)**		—		**—**		—
Fair value of plan assets at end of year	$	**241,182**	$	263,906	$	**—**	$	—
Funded status at end of year	$	**60,858**	$	54,026	$	**—**	$	—

(1) For the pension plan, the benefit obligation is the projected benefit obligation. For the post-retirement benefit plan, the benefit obligation is the accumulated post-retirement benefit obligation.
(2) For end of year 2023 benefit obligation and fair value, an adjustment of 13 (thousand) was made reflecting an estimate provided to the current sole-custodian of the fund assets from a separate third-party managed custodian. The beginning of year 2024 balances were updated to reflect actual valuation as there is now only one custodian of fund assets.

Our accumulated pension benefit obligation was $180,324 and $209,867 at December 31, 2024 and 2023, respectively. Actuarial gain during 2024 was driven by actuarial assumption changes, primarily an increase in discount rate, and participant experience.

The following table displays the effect that the unrecognized prior service cost and unrecognized actuarial loss of our plans had on accumulated other comprehensive income ("AOCI"), as reported in the accompanying Consolidated Balance Sheets:

Years Ended December 31	Pension Benefits				Post-retirement Benefits			
		2024		2023		2024		2023
Amounts recognized in AOCI								
Unrecognized prior service cost	$	(17,224)	$	(20,119)	$	—	$	—
Unrecognized actuarial (gain) loss		(5,131)		(146)		—		—
Total amounts recognized in AOCI	$	(22,354)	$	(20,265)	$	—	$	—

We anticipate amortization of the net actuarial losses for our pension plan in 2025 to be $15,635.

Net Periodic Benefit Cost

The components of the net periodic benefit cost for our pension and post-retirement benefit plans are as follows:

Years Ended December 31,	Pension Plan						Post-retirement Benefit Plan					
		2024		2023		2022		2024		2023		2022
Net periodic benefit cost												
Service cost	$	3,287	$	3,817	$	4,481	$	—	$	—	$	—
Interest cost		9,913		10,106		7,730		—		—		2
Expected return on plan assets		(14,541)		(15,025)		(18,891)		—		—		—
Amortization of prior service cost		(2,896)		(3,280)		(3,280)		—		—		(15,085)
Effect of partial curtailment		(506)		(2,666)		—		—		—		(26)
Amortization of net loss		—		207		777		—		—		2,824
Net periodic benefit cost	$	(4,743)	$	(6,841)	$	(9,183)	$	—	$	—	$	(12,285)

The expected long-term return on plan assets is determined using a calculated value. The expected long-term return on plan assets assumption was developed as a weighted average rate based on the target asset allocation of the plan and the Long-Term Capital Market Assumptions ("CMA") November 2023. The capital market assumptions were developed with a primary focus on forward-looking valuation models and market indicators. The key fundamental economic inputs for these models are future inflation, economic growth, and interest rate environment. Due to the long-term nature of the pension obligations, the investment horizon for the CMA is 20 years. In addition to forward-looking models, historical analysis of market data and trends was reflected, as well as the outlook of recognized economists, organizations and consensus CMA from other credible studies.

The Corridor Approach is used to amortize actuarial gains and losses. An allowable 10% corridor is utilized under this approach. The period of amortization of such gains and losses is the average future service of members expected to receive benefits. A portion of the prior service cost component of net periodic pension and postretirement benefit costs are capitalized and amortized straight-line as part of deferred acquisition costs and is included in Amortization of deferred policy acquisition costs within the Consolidated Statements of Income. The portion not related to the compensation and the other components of net periodic pension and postretirement benefit costs are included in Other underwriting expenses within the Consolidated Statements of Income.

Projected Benefit Payments

The following table summarizes the expected benefits to be paid from our plans over the next 10 years:

	2025		2026		2027		2028		2029		2030-2034
Pension benefits	$	14,600	$	13,000	$	13,540	$	13,830	$	14,200	$	75,300

NOTE 9. STOCK-BASED COMPENSATION

Non-Qualified Employee Stock Award Plan

The United Fire Group, Inc. 2021 Stock Plan (the "Stock Plan") authorized the issuance of restricted and unrestricted stock awards, stock appreciation rights, incentive stock options, and non-qualified stock options for up to 4,050,000 shares of UFG common stock to employees. At December 31, 2024, there were 1,335,589 authorized shares remaining available for future issuance. The Stock Plan is administered by the Board of Directors, which determines those employees who will receive awards, when awards will be granted, and the terms and conditions of the awards. The Board of Directors may also take any action it deems necessary and appropriate for the administration of the Stock Plan. Pursuant to the Stock Plan, the Board of Directors may, at its sole discretion, grant awards to our employees who are in positions of substantial responsibility with UFG. Further, the Board of Directors, in its discretion, has delegated authority to grant a limited number of restricted stock units in situations where the Company is seeking to recruit or retain an individual.

Options granted pursuant to the Stock Plan are granted to buy shares of UFG's common stock at the market value of the stock on the date of grant. Options granted prior to March 2017 vest and are exercisable in installments of 20.0 percent of the number of shares covered by the option award each year from the grant date, unless the Board of Directors authorizes the acceleration of vesting. Options granted after March 2017 vest and are exercisable in installments of 33.3 percent of the number of shares covered by the option award each year from the grant date, unless the Board of Directors authorizes the acceleration of vesting. To the extent not exercised, vested option awards accumulate and are exercisable by the awardee, in whole or in part, in any subsequent year included in the option period, but not later than 10 years from the grant date. Restricted and unrestricted stock awards granted pursuant to the Stock Plan are granted at the market value of our common stock on the date of the grant. Restricted stock awards fully vest after three years or five years from the date of issuance, unless accelerated upon the approval of the Board of Directors, at which time UFG common stock will be issued to the awardee. All awards are generally granted free of charge to the eligible employees of UFG as designated by the Board of Directors. Forfeitures of awards under the plan are recognized as they occur.

The activity in the Stock Plan is displayed in the following table:

Authorized Shares Available for Future Award Grants	Year Ended December 31, 2024	From Inception to December 31, 2024
Beginning balance	1,150,834	1,900,000
Additional shares authorized	—	2,150,000
Number of awards granted	(413,679)	(4,387,536)
Number of awards forfeited or expired	598,434	1,673,125
Ending balance	1,335,589	1,335,589
Number of option awards exercised	27,584	1,564,920
Number of unrestricted stock awards granted	—	10,090
Number of restricted stock awards vested	52,672	353,108

Non-Qualified Non-Employee Director Stock Option and Restricted Stock Plan

The United Fire Group, Inc. Non-Employee Director Stock Plan (the "Director Stock Plan") authorizes the issuance of restricted stock awards and non-qualified stock options to purchase shares of UFG's common stock to non-employee directors. The total number of shares available under the Director Stock Plan is 450,000 and the expiration date is December 31, 2029. At December 31, 2024, the Company had 71,410 authorized shares available for future issuance.

The Board of Directors has the authority to determine which non-employee directors receive awards, when options and restricted stock shall be granted, the option price, the option expiration date, the date of grant, the vesting schedule of options or whether the options shall be immediately vested, the terms and conditions of options and restricted stock (other than those terms and conditions set forth in the plan) and the number of shares of common stock to be issued pursuant to an option agreement or restricted stock agreement (subject to limits set forth in the plan). The Board of Directors may also take any action it deems necessary and appropriate for the administration of the Director Stock Plan. Forfeitures of awards under the plan are recognized as they occur.

The activity in the Director Stock Plan is displayed in the following table:

Authorized Shares Available for Future Award Grants	Year Ended December 31, 2024	From Inception to December 31, 2024
Beginning balance	103,600	300,000
Additional authorization	—	150,000
Number of awards granted	(32,190)	(418,808)
Number of awards forfeited or expired	—	40,218
Ending balance	71,410	71,410
Number of option awards exercised	—	152,336
Number of restricted stock awards vested	31,380	169,336

Stock-Based Compensation Expense

In 2024, 2023 and 2022, the Company recognized stock-based compensation expense of $5,517, $3,246 and $2,827, respectively. Stock-based compensation expense is recognized over the vesting period of the stock options.

As of December 31, 2024, we had $8,592 in stock-based compensation expense that has yet to be recognized through our results of operations. We expect this compensation to be recognized in subsequent years according to the following table, except with respect to awards that are accelerated by the Board of Directors, in which case we will recognize any remaining compensation expense in the period in which the awards are accelerated.

2025	$	4,838
2026		3,097
2027		657
2028		—
Total	$	8,592

Analysis of Award Activity

The analysis below details the option award activity for 2024 and the awards outstanding at December 31, 2024, for both of our plans and ad hoc options, which were granted prior to the adoption of the other plans:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Life (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2024	795,676	$ 35.55		
Granted	—	—		
Exercised	(27,584)	29.28		
Cancelled/Forfeited	(96,914)	36.32		
Expired	(445,051)	37.12		
Outstanding at December 31, 2024	226,127	$ 32.91	5.96	$ —
Exercisable at December 31, 2024	148,608	$ 35.33	4.83	$ —

Intrinsic value is the difference between our share price on the last day of trading (i.e., December 31, 2024) and the price of the options when granted and represents the value that would have been received by option holders had they exercised their options on that date. These values change based on the fair market value of our shares. The intrinsic value of options exercised totaled $28, $18 and $261 in 2024, 2023 and 2022, respectively.

The analysis below details the award activity for the restricted stock and restricted stock unit awards outstanding at December 31, 2024:

Restricted stock awards	Shares		Weighted-Average Grant Date Fair Value
Non-vested at January 1, 2024	291,439	$	27.42
Granted	445,869		22.03
Vested	(108,636)		25.58
Forfeited	(43,100)		27.90
PSU projected performance adjustment	11,215		23.02
Non-vested at December 31, 2024	596,787	$	23.67

In 2024, 2023 and 2022 we recognized $4,992, $2,637 and $2,048, respectively, in compensation expense related to the restricted stock and restricted stock unit awards. At December 31, 2024, we had $8,157 in compensation expense that has yet to be recognized through our results of operations related to the restricted stock and restricted stock unit awards. The intrinsic value of the non-vested restricted stock and restricted stock unit awards outstanding totaled $16,931 and $5,864 at December 31, 2024 and 2023, respectively.

Assumptions

The weighted-average grant-date fair value of the options granted under our plans has been estimated using the Black-Scholes option pricing model with the following weighted-average assumptions. There were no option grants during 2024.

December 31,	2024		2023		2022
Risk-free interest rate	NA		4.09 %		2.18 %
Expected volatility *(historical)*	NA		41.85 %		40.56 %
Expected option life *(in years)*	NA		7		7
Expected dividends *(in dollars)*	NA	$	0.64	$	0.61
Weighted-average grant-date fair value of options granted during the year *(in dollars)*	NA	$	10.95	$	10.49

The following table summarizes information regarding the stock options outstanding and exercisable at December 31, 2024:

			Options Outstanding			Options Exercisable	
Range of Exercise Prices			Number Outstanding *(in shares)*	Weighted-Average Remaining Contractual Life *(in years)*	Weighted-Average Exercise Price	Number Exercisable *(in shares)*	Weighted-Average Exercise Price
$	20.24	27.54	12,853	7.18	$ 24.87	7,847	$ 25.69
	27.55	28.76	90,440	8.15	28.39	30,142	28.39
	28.77	29.48	33,139	4.28	29.32	29,893	29.30
	29.49	40.61	41,106	4.91	33.42	32,137	34.50
	40.62	54.26	48,589	3.61	45.45	48,589	45.45
$	20.24	54.26	226,127	5.96	$ 32.91	148,608	$ 35.33

NOTE 10. SEGMENT INFORMATION

The Company operates as one operating segment. The Company's CODM is its CEO, who reviews financial information presented on a consolidated basis. The CODM uses consolidated net income to assess financial performance and allocate resources. This financial metric is used by the CODM to make key operating decisions, such as determination of which products to market and sell; determination of distribution networks with insurance agents; and allocation of budgets between sales and marketing, technology, and general and administrative expenses.

See the Consolidated Financial Statements for financial information regarding the Company's operating segment.

Revenues from external customers, with the exception of Lloyd's, are fully attributed to the Company's country of domicile. Lloyd's syndicate business is concluded in the United Kingdom as part of Lloyd's insurance market. Risks can be attributed to the United Kingdom or be globally underwritten using Lloyd's licenses in different countries. As a result, it is impracticable for the Company to accurately report specific geographic concentration of global revenues for Lloyd's business.

All long-lived assets are attributed to the Company's country of domicile.

The Company does not have revenue from transactions with a single customer amounting to 10 percent or more of its revenues.

NOTE 11. EARNINGS PER COMMON SHARE

The following table sets forth the computation of basic and diluted earnings per share:

		Years Ended December 31,					
	2024		2023		2022		
(In Thousands Except Share and Per Share Data)	Basic	Diluted	Basic	Diluted	Basic	Diluted	
Net income (loss)	$ 61,957	$ 61,957	$ (29,700)	$ (29,700)	$ 15,031	$ 15,031	
Weighted-average common shares outstanding	25,319,973	25,319,973	25,249,269	25,249,269	25,160,809	25,160,809	
Add dilutive effect of restricted stock awards	—	597,787	—	—	—	157,387	
Add dilutive effect of stock options	—	—	—	—	—	—	
Weighted-average common shares	25,319,973	25,917,760	25,249,269	25,249,269	25,160,809	25,318,196	
Earnings (loss) per common share	$ 2.45	$ 2.39	$ (1.18)	$ (1.18)	$ 0.60	$ 0.59	
Awards excluded from diluted calculation[1]	—	222,186	—	791,735	—	585,853	

(1) Outstanding awards that are not "in-the-money" are excluded from the diluted earnings per share calculation because the effect of including them would have been anti-dilutive.

Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the reporting period. Diluted earnings per share gives effect to all dilutive common shares outstanding during the reporting period. The dilutive shares we consider in our diluted earnings per share calculation relate to our outstanding stock options and restricted stock awards.

We determine the dilutive effect of our outstanding stock options using the "treasury stock" method. Under this method, we assume the exercise of all of the outstanding stock options whose exercise price is less than the weighted-average market value of our common stock during the reporting period. This method also assumes that the proceeds from the hypothetical stock option exercises are used to repurchase shares of our common stock at the weighted-average market value of the stock during the reporting period. The net of the assumed stock options exercised and assumed common shares repurchased represents the number of dilutive common shares, which we add to the denominator of the earnings per share calculation.

Under applicable accounting guidance, companies in a loss position are required to use basic weighted-average common shares outstanding in the calculation of diluted loss per share. Therefore, as a result of our net loss for the year ended December 31, 2023, we were required to use basic weighted-average common shares outstanding in the calculation of diluted loss per share, as the inclusion of 282,515 restricted shares would have been antidilutive to the calculation. If we had not incurred a net loss for the year ended December 31, 2023, diluted weighted-average common shares would have been 25,531,784.

NOTE 12. LEASE COMMITMENTS

The Company has operating leases consisting of office space, vehicle leases, computer equipment, and office equipment. Lease terms and options vary in the Company's operating leases dependent upon the underlying leased asset. As of December 31, 2024, the Company has leases with remaining terms of one year to six years, some of which may include no options for renewal and others with options to extend the lease terms from six months to five years.

As of December 31, 2024, the Company is the lessor for five lease agreements related to office space and parking. This is a decrease of one lease agreement from the year ended December 31, 2023 as the Company allowed the lease term to expire. The terms of the leases vary depending on the property and range from two years to nine years, which may include options for renewal or to extend lease terms or no options for renewal. Lessor income and sublease income are included in net income in the statement of comprehensive income.

The components of our operating leases were as follows:

	As of December 31, 2024	As of December 31, 2023
Components of lease expense:		
Operating lease expense	$ 9,436	$ 9,187
Less: Lessor income	581	507
Less: Sublease income	532	532
Net lease expense	$ 8,323	$ 8,148
Cash flows information related to leases:		
Operating cash outflow from operating leases	$ 8,365	$ 8,219

The following table provides supplemental information regarding our operating leases:

	As of December 31, 2024	As of December 31, 2023
Operating lease right-of-use assets (Other assets on Consolidated Balance Sheets)	$ 21,412	$ 29,184
Operating lease liabilities (Accrued expenses and other liabilities on Consolidated Balance Sheets)	$ 21,867	$ 29,668
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 635	$ 9,336
Weighted average remaining lease term	2.98 years	3.77 years
Weighted average discount rate	4.37 %	4.17 %

The maturities of our lease liabilities:

	As of December 31, 2024	As of December 31, 2023
2024	$ —	$ 9,361
2025	9,168	9,029
2026	7,919	7,748
2027	3,765	3,617
2028	1,800	1,696
2029	418	383
Thereafter	427	428
Total lease payments	23,497	32,262
Less: Imputed interest	(1,630)	(2,594)
Lease liability	$ 21,867	$ 29,668

The maturities of our lease receivables:

	As of December 31, 2024	As of December 31, 2023
2024	$ —	$ 1,051
2025	1,066	1,066
2026	1,124	1,124
2027	1,092	1,092
2028	584	584
2029	582	582
Thereafter	2,109	2,109
Total lease payments receivable	$ 6,557	$ 7,608

There have been no allowances for credit losses recorded or write-offs against our receivables related to our lessor agreements because, due to the nature of the operating leases and history of collectability, there is no expectation of credit quality concerns.

NOTE 13. DEBT

Long Term Debt

December 2020 Private Placement

On December 15, 2020, UF&C issued $50 million of notes due 2040 ("UF&C Notes") at par value. The UF&C Notes are senior, unsecured unsubordinated obligations of UF&C and are fully and unconditionally guaranteed on an unsecured, unsubordinated basis by each of UF&C's subsidiaries. The UF&C Notes mature on December 15, 2040. The UF&C Notes may be redeemed by UF&C, in whole or in part, at par, at any time following the tenth (10th) anniversary of the issuance date, but subject to the payment restrictions, including the prior approval of the Iowa Insurance Commissioner.

Interest payments will be paid quarterly on March 15, June 15, September 15 and December 15 of each year (each such date, an "Interest Payment Date"). The interest rate will equal the rate that corresponds to the A.M. Best Co. (or its successor's) financial strength rating for members of the UF&C Pooled Group as of the applicable Interest Payment Date, as set forth in the table below. For the twelve-month period ended December 31, 2024, interest expense totaled $3,438. Payment of interest is subject to approval by the Iowa Insurance Division.

A.M. Best Co. Financial Strength Rating	Applicable Interest Rate
A+	5.875%
A	6.375%
A-	6.875%
B++ (or lower)	7.375%

May 2024 Private Placement

On May 31, 2024, the Company issued $70,000 aggregate principal of its 9% senior unsecured notes due 2039 ("UFG Notes") at par value. The UFG Notes mature on May 31, 2039. The UFG Notes may be redeemed by the Company, in whole or in part, at par, at any time following the tenth (10th) anniversary of the issuance date. Prior to the tenth (10th) anniversary, the UFG Notes may not be redeemed except for a change in control offer or upon an event of default.

Interest payments will be paid quarterly on February 28, May 31, August 31 and November 30 of each year. Costs incurred in the issuance of debt of $3,050 were capitalized and will be amortized over the life of the non-cancellable period of the debt. The capitalization of such debt issuance costs are included as an offset to the "Long Term Debt" in the Consolidated Balance Sheets and the related amortization is included in "Interest expense" in the Consolidated Statements of Income. For the twelve-month period ended December 31, 2024, interest expense totaled $3,784.

The Company is required to maintain a rating for each series of the UFG Notes from a rating agency. The UFG Notes also require and impose certain operating and financial restrictions, including financial covenants, on the Company including:

- incur or assume additional indebtedness, including guarantees;
- incur or assume liens;
- engage in mergers or consolidations;
- convey, transfer, lease or dispose of assets;
- make certain investments
- enter into transactions with affiliates;
- declare or make dividend payments or distributions or repurchase capital stock or other equity interests;
- change the nature of our business materially; and

115

- make changes in accounting treatment or reporting practices that affect the calculation of financial covenants, or change our fiscal year.

As of December 31, 2024, we were in compliance with all covenants.

Credit Facilities

In December 2023, UF&C became a member of the Federal Home Loan Bank of Des Moines ("FHLB Des Moines"). As part of the FHLB Des Moines application process and in connection with its membership in FHLB Des Moines, UF&C entered into FHLB Des Moines' standard Advances, Pledge and Security Agreement (the "Advances Agreement"). The Advances Agreement governs the terms and conditions under which UF&C may borrow and FHLB Des Moines may make loans or advances from time to time. The Advances Agreement requires UF&C to pledge certain collateral, including the capital stock in FHLB Des Moines owned by UF&C and such other assets (including mortgage-related securities, loans, and stock in UF&C) as agreed by UF&C and FHLB Des Moines in connection with any such loans or advances.

Membership in FHLB Des Moines provides UF&C with access to FHLB Des Moines' product line of financial services, including funding agreements, general asset/liability management, and collateralized advances that can be used for liquidity management. As a member, UF&C has an aggregate borrowing capacity of up to 20.0 percent of total assets. As of December 31, 2024, UF&C has FHLB Des Moines borrowing capacity up to $463,492 if an immediate liquidity need would arise. UF&C had no outstanding balance as of December 31, 2024 and 2023 related to these lines of credit.

NOTE 14. INTANGIBLE ASSETS

Our major classes of intangible assets are presented in the following table:

	Year Ended December 31,			
	2024		2023	
Agency relationships, cost	$	**10,338**	$	10,338
Accumulated amortization		**(9,617)**		(9,040)
Agency relationships, carrying value	$	**721**	$	1,298
Trade names, cost	$	**1,978**	$	1,978
Accumulated amortization		**(1,813)**		(1,681)
Trade names, carrying value	$	**165**	$	297
State insurance licenses[1]	$	**3,020**	$	3,020
Net intangible assets	$	**3,906**	$	4,615

(1) The intangible asset for licenses has an indefinite life and therefore is not amortized.

The estimated useful lives assigned to our major classes of amortizable intangible assets are as follows:

	Useful Life
Agency relationships	Fifteen years
Trade names	Fifteen years

Aggregate amortization expense for intangible assets totaled $709 for each of the years ended December 31, 2024 2023, and 2022. Our estimated aggregate amortization expense for each of the next five years is as follows:

2025	$	709
2026		177
2027		—
2028		—
2029		—

There have been no impairment losses recorded relating to intangible assets for the years ended December 31, 2024 and 2023. There is no expected significant residual value relating to our intangible assets.

NOTE 15. ACCUMULATED OTHER COMPREHENSIVE INCOME

The following table shows the changes in the components of our accumulated other comprehensive income (loss), net of tax, for the years ended December 31, 2024, 2023 and 2022:

	Net unrealized gain (loss) on investments		Net benefit plan assets and obligations		Foreign currency translation adjustment		Total
Balance as of January 1, 2022	$	49,769	$	4,568	$	—	$	54,337
Change in accumulated other comprehensive income before reclassifications		(139,183)		(6,540)		—		(145,723)
Reclassification adjustments from accumulated other comprehensive income (loss)		1,045		2,845		—		3,890
Balance as of December 31, 2022	$	(88,369)	$	873	$	—	$	(87,496)
Change in accumulated other comprehensive income before reclassifications		20,835		14,973		—		35,808
Reclassification adjustments from accumulated other comprehensive income		567		164		—		731
Balance as of December 31, 2023	$	(66,967)	$	16,010	$	—	$	(50,957)
Change in accumulated other comprehensive income before reclassifications		**(10,639)**		**1,650**		**(200)**		**(9,189)**
Reclassification adjustments from accumulated other comprehensive income		**5,365**		**—**		**—**		**5,365**
Balance as of December 31, 2024	**$**	**(72,241)**	**$**	**17,660**	**$**	**(200)**	**$**	**(54,781)**

Income tax effects are released from accumulated other comprehensive income (loss) for unrealized gains or losses when the gains or losses are realized.

NOTE 16. PROPERTY AND EQUIPMENT

The following table is a summary of the components of the property and equipment that are reported in the accompanying Consolidated Financial Statements.

		2024		2023
Real estate:				
Land	$	76,420	$	78,683
Buildings		1,202		1,203
Furniture and fixtures		3,555		4,451
Internally developed software		54,377		48,787
Other computer equipment and software		467		1,123
Total property and equipment	$	136,021	$	134,247

Depreciation is computed primarily by the straight-line method over the following estimated useful lives:

	Useful Life
Computer equipment and software	Three years
Furniture and fixtures	Seven years
Internally developed software	Ten years
Leasehold improvements	Shorter of the lease term or useful life of the asset
Real estate	Seven years to thirty-nine years

Depreciation expense totaled $10,086, $9,799 and $6,961 for 2024, 2023 and 2022, respectively.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of United Fire Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of United Fire Group, Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedules listed in the Index at Item 15(a)2 (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 26, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Description of the Matter

Valuation of reserves for property and casualty loss and loss settlement expenses

At December 31, 2024, the Company's reserves for losses and loss settlement expenses was $1.8 billion, of which $822.6 million related to Incurred But Not Reported (IBNR) reserves. As described in Note 5 to the consolidated financial statements, liability for losses and loss settlement expenses reflect management's best estimates at a given point in time of what is expected to be paid for claims that have been reported and those that have been incurred but not reported, based on known facts, circumstances, and historical trends. There is significant uncertainty and subjectivity inherent in determining management's best estimates of the ultimate cost of losses, which is used to determine IBNR reserves.

Auditing management's estimate of IBNR reserves was complex due to the highly judgmental nature of management's selection of methods and assumptions used to develop those estimates. In particular, the estimates are sensitive to assumptions and the weighting of methodologies that are used to project the ultimate cost of losses.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the reserving process, including, among others, the review and approval processes that management has in place for the methods and assumptions used in estimating the reserves.

To test the estimated IBNR reserves we, including our actuarial specialists, performed audit procedures that included, among others, evaluating management's selection and weighting of actuarial methods and assumptions by comparing to those used in prior periods and those used in the industry. We compared management's best estimate of reserves to our independently calculated range of reasonable reserve estimates and assessed the development of prior year reserves.

/s/ Ernst & Young LLP

Ernst & Young LLP

We have served as the Company's auditor since 2002.

Des Moines, Iowa
February 26, 2025

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures, as of the end of the period covered by this report, were designed and functioning effectively to provide reasonable assurance that the information required to be disclosed by us in reports filed or submitted under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. We believe that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of United Fire Group, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. United Fire Group, Inc.'s internal control over financial reporting is a process designed under the supervision of its Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its Consolidated Financial Statements for external purposes in accordance with U.S. generally accepted accounting principles.

As of December 31, 2024, United Fire Group, Inc.'s management assessed the effectiveness of United Fire Group Inc.'s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in "Internal Control — Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on the assessment, United Fire Group, Inc.'s management determined that effective internal control over financial reporting was maintained as of December 31, 2024, based on those criteria.

Ernst & Young LLP, the independent registered public accounting firm that audited the Consolidated Financial Statements of United Fire Group, Inc. included in this Annual Report on Form 10-K, has audited the effectiveness of internal control over financial reporting as of December 31, 2024. Their attestation report, which expresses an unqualified opinion on the effectiveness of United Fire Group, Inc.'s internal control over financial reporting as of December 31, 2024, is included in this Item under the heading "Report of Independent Registered Public Accounting Firm."

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated our internal control over financial reporting to determine whether any changes occurred during the fiscal year to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We believe our operational processes, internal controls over financial reporting and disclosures, and financial reporting systems are operating effectively in the present environment.

Based on our evaluation, there have been no changes in our internal control over financial reporting (as defined in Exchange Act Rules 13a-15 and 15d-15) that occurred during the fiscal quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of United Fire Group, Inc.

Opinion on Internal Control over Financial Reporting

We have audited United Fire Group, Inc.'s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, United Fire Group, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024 and the related notes and financial statements schedules listed in the Index at Item 15(a)2 and our report dated February 26, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Ernst & Young LLP

Des Moines, Iowa
February 26, 2025

123

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 regarding the Company's executive officers is included in "Information About Our Executive Officers" under Part I, Item 1 "Business" of this report.

The information required by this Item regarding our directors and corporate governance matters is included under the captions "Board of Directors," subheading "Corporate Governance" and "Proposal One-Election of Directors," in our definitive proxy statement for our annual meeting of shareholders to be held on May 21, 2025 (the "2025 Proxy Statement") and is incorporated herein by reference.

The information regarding our Code of Ethics is included under the caption "Board of Directors," subheading "Corporate Governance," subpart "Code of Ethics" in our 2025 Proxy Statement and is incorporated herein by reference.

The information required by this Item regarding compliance with Section 16(a) of the Exchange Act is included under the caption "Delinquent Section 16(a) Reports" in our 2025 Proxy Statement and is incorporated herein by reference.

We have adopted an Insider Trading Policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, and employees, and have implemented processes for the Company, that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable listing standards of The Nasdaq Stock Market LLC. A copy of our Insider Trading Policy is filed with this Annual Report on Form 10-K as Exhibit 19.

ITEM 11. EXECUTIVE COMPENSATION

The information required under this Item regarding our executive compensation and our Compensation Committee Report is included under the caption "Executive Compensation" in our 2025 Proxy Statement and is incorporated herein by reference. The information required by this Item regarding Compensation Committee interlocks and insider participation is included under the caption "Board of Directors," subheading "Committees of the Board," subheading "Compensation Committee," subpart "Compensation Committee Interlocks and Insider Participation" in our 2025 Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required under this Item is included under the captions "Security Ownership of Certain Beneficial Owners," "Security Ownership of Management" and "Equity Compensation Plan Information" in our 2025 Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required under this Item is included under the captions "Board of Directors" and "Transactions with Related Persons" in our 2025 Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required under this Item is included under the caption "Proposal Two - Ratification of the Audit Committee's Appointment of Independent Registered Public Accounting Firm," subheading "Information About Our Independent Registered Public Accounting Firm" in our 2025 Proxy Statement and is incorporated herein by reference.

PART IV.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

We have filed the following documents as part of this Annual Report on Form 10-K:

All other schedules have been omitted as not required, not applicable, not deemed material or because the information is included in the Consolidated Financial Statements.

(a) 3. Exhibit Index:

Exhibit number		Exhibit description	Filed herewith	Form	Period ended	Exhibit	Filing date
					Incorporated by reference		
2.1†		Stock Purchase Agreement, dated as of September 18, 2017, between United Fire & Casualty Company and Kuvare US Holdings, Inc.		8-K		2.1	9/19/2017
3.1		Articles of Incorporation of United Fire Group, Inc.		S-4		Annex II	5/25/2011
3.2		Articles of Amendment to Articles of Incorporation of United Fire Group, Inc.		8-K/A		3.1	5/26/2015
3.3		Amended and Restated Bylaws of United Fire Group, Inc.		8-K		3.1	2/23/2024
4.1		Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934		10-K	12/31/2019	4.1	2/28/2020
10.1	*	United Fire & Casualty Company Employee Stock Purchase Plan, Amended and Restated as of November 16, 2007		10-K	12/31/2007	10.2	2/27/2008
10.2	*	United Fire & Casualty Company Non-Employee Director Stock Plan		8-K		10.1	5/22/2020
10.3	*	United Fire Group, Inc. Amended and Restated Annual Incentive Plan		10-K	12/31/2011	10.4	3/15/2012
10.4	*	United Fire & Casualty Company Non-qualified Deferred Compensation Plan		10-Q	9/30/2007	10.3	10/25/2007
10.5	*	United Fire Group, Inc. 2021 Stock and Incentive Plan (the "Stock Plan")		8-K		10.1	5/21/2021
10.6	*	Form of Non-qualified Stock Option Agreement pursuant to the United Fire & Casualty Company, Inc. Nonqualified Employee Stock Option Plan		10-K	12/31/2007	10.7	2/27/2008
10.7	*	Form of Stock Option Issued Pursuant to the 2005 Non-Qualified Non-Employee Director Stock Option and Restricted Stock Plan		10-K	12/31/2007	10.8	2/27/2008
10.8	*	Form of Stock Award Agreement Under the Stock Plan		8-K		99.2	5/22/2008
10.9	*	Form of Non-Qualified Stock Option Agreement for the Purchase of Stock under the Stock Plan		8-K		99.3	5/22/2008
10.10	*	Form of Incentive Stock Option Agreement for the Purchase of Stock under the Stock Plan		8-K		99.4	5/22/2008
10.11	*	Amendment to Non-qualified Stock Option Agreements for John A. Rife pursuant to the Stock Plan		8-K/A		99.1	2/24/2009
10.12	*	Form of United Fire Group, Inc. Restricted Stock Agreement Under the 2005 Non-Qualified Non-Employee Director Stock Option Plan		10-K	12/31/2011	10.14	3/15/2012
10.13	*	Form of United Fire Group, Inc. Restricted Stock Agreement Under the 2005 Non-Qualified Non-Employee Director Stock Option Plan		10-Q	6/30/2016	10.1	8/3/2016
10.14	*	United Fire Group, Inc. Plan for Allocation of Equity Compensation to Management Team		10-K	12/31/2011	10.15	3/15/2012
10.15	*	Deferred Compensation Plan for United Fire Group, Inc. Non-Employee Directors		8-K		10.1	11/19/2012

Table of Contents

(a) 3. Exhibit Index (continued):

Exhibit number		Exhibit description	Filed herewith	Incorporated by reference			
				Form	Period ended	Exhibit	Filing date
10.16	*	Executive Nonqualified Excess Plan		8-K		10.1	5/22/2014
10.17	*	Executive Nonqualified "Excess Plan" Adoption Agreement		8-K		10.2	5/22/2014
10.18	*	United Fire & Casualty Company Rabbi Directed Trust Agreement		8-K		10.3	5/22/2014
10.19	*	Form of United Fire Group, Inc. Change in Control Severance Agreement		8-K		10.4	5/22/2014
10.20	*	Amendment Number One to United Fire & Casualty Company Nonqualified Deferred Compensation Plan		8-K		10.5	5/22/2014
10.21	*	Form of Non-Qualified Employee Stock Option Agreement for Purchase of Stock Under the United Fire Group, Inc. 2008 Stock Plan		10-Q	6/30/14	10.7	8/5/2014
10.22	*	Form of Stock Award Agreement under the United Fire Group, Inc. Stock Plan		10-Q	6/30/14	10.8	8/5/2014
10.23	*	Form of Stock Award Agreement (Restricted Stock Units-Performance Units) Under the Stock Plan		10-Q	3/31/17	10.1	5/3/2017
10.24	*	Form of Stock Award Agreement (Restricted Stock Units) under the United Fire, Group, Inc. Non-Employee Director Stock Plan		10-Q	6/30/2020	10.2	8/5/2020
10.25	*	United Fire Group, Inc. 2021 Stock and Incentive Plan Performance-Based Restricted Stock Unit Award Notice		10-Q	9/30/2021	10.1	11/4/2021
10.26	*	United Fire Group, Inc. 2021 Stock and Incentive Plan Option Award Notice		10-Q	9/30/2021	10.2	11/4/2021
10.27	*	United Fire Group, Inc. 2021 Stock and Incentive Plan Restricted Stock Unit Award Notice		10-Q	9/30/2021	10.3	11/4/2021
10.28	*	Executive Employment Offer Letter, dated January 5, 2023, between United Fire Group, Inc and Julie Stephenson (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 5, 2023 8-K)		8-K		10.1	1/5/2023
10.29	*	Amended Executive Employment Offer Letter, dated March 1, 2023, between United Fire Group, Inc. and Julie Stephenson		10-Q	3/31/2023	10.1	5/9/2023
10.30	*	Amended Form of Restricted Stock Unit Agreement and Award Notice pursuant to the Company's 2021 Stock and Incentive Plan	X				
10.31	*	Investment Management Agreement, dated January 31, 2024 by and between United Fire Group, Inc. and New England Asset Management		8-K		10.1	2/1/2024
10.32†	*	Master Note Purchase Agreement, dated as of May 31, 2024, by and among the Company and the Purchasers		8-K		10.1	6/6/2024
19		United Fire Group, Inc. Insider Trading Policy	X				

128

(a) 3. Exhibit Index (continued):

Exhibit number	Exhibit description	Filed herewith	Incorporated by reference			
			Form	Period ended	Exhibit	Filing date
21.0	Subsidiaries of the Registrant	X				
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	X				
31.1	Certification of Kevin Leidwinger Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X				
31.2	Certification of Eric J. Martin Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X				
32.1	Certification of Kevin Leidwinger Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X				
32.2	Certification of Eric J. Martin Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X				
97.0	United Fire Group, Inc. Clawback Policy		10-K	12/31/2023	97.0	2/29/2024
101.1	The following financial information from United Fire Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2024 formatted in Inline eXtensible Business Reporting Language (Inline XBRL): (i) Consolidated Balance Sheets at December 31, 2024 and 2023; (ii) Consolidated Statements of Income for the years ended December 31, 2024, 2023 and 2022; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2024, 2023 and 2022; (iv) Consolidated Statement of Stockholders' Equity for the years ended December 31, 2024, 2023 and 2022; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022; and (vi) Notes to Consolidated Financial Statements.	X				
104.1	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101.1)					

*Indicates a management contract or compensatory plan or arrangement.
† The schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The registrant agrees to furnish a copy of all omitted schedules to the SEC upon its request.

Certain instruments defining the rights of holders of long-term debt securities of the Company are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. The Company hereby undertakes to furnish to the SEC, upon request, copies of any such instruments.

Table of Contents

Schedule I. Summary of Investments — Other than Investments in Related Parties

Type of Investment	Cost or Amortized Cost		Fair Value		Amounts at Which Shown in Balance Sheet	
December 31, 2024			*(In thousands)*			
Fixed maturities						
Bonds						
United States Government and government agencies and authorities	$	126,402	$	117,301	$	117,301
States, municipalities and political subdivisions		252,936		247,904		247,904
Public utilities		131,165		120,358		120,358
All other bonds		1,451,028		1,382,768		1,382,768
Total fixed maturities	$	1,961,531	$	1,868,331	$	1,868,331
Mortgage loans on real estate	$	40,967	$	38,879	$	40,922
Other long-term investments		183,741		183,741		183,741
Short-term investments		100		100		100
Total investments	$	2,186,339	$	2,091,051	$	2,093,094

130

Schedule II. Condensed Financial Statements of Parent Company


United Fire Group, Inc. (parent company only)
Condensed Balance Sheets


		December 31,	
(In thousands, except share data)		**2024**	2023
Assets			
Investment in consolidated subsidiaries		**844,638**	733,152
Cash and cash equivalents		**3,822**	553
Other assets		**135**	199
Total assets	$	**848,595** $	733,904
Liabilities and stockholders' equity			
Note payable	$	**67,059** $	—
Accrued interest payable		**525**	—
Other liabilities		**(520)**	159
Total Liabilities	$	**67,064** $	159
Stockholders' equity			
Common stock, $0.001 par value, authorized 75,000,000 shares 25,378,291 and 25,269,842 issued and outstanding in 2024 and 2023, respectively	$	**25** $	25
Additional paid-in capital		**215,851**	209,986
Retained earnings		**620,436**	574,691
Accumulated other comprehensive income, net of tax		**(54,781)**	(50,957)
Total stockholders' equity	$	**781,531** $	733,745
Total liabilities and stockholders' equity	$	**848,595** $	733,904

This condensed financial information should be read in conjunction with the Consolidated Financial Statements and Notes included in Part II, Item 8 of this Annual Report on Form 10-K.

Schedule II. Condensed Financial Statements of Parent Company (continued)


United Fire Group, Inc. (parent company only)
Condensed Statements of Income and Comprehensive Income


		For the Years Ended December 31,		
(In thousands)		**2024**	2023	2022
Revenues				
Investment income	$	**223** $	99 $	85
Total revenues		**223**	99	85
Expenses				
Interest expense		**3,844**	—	—
Total expenses		**3,844**	—	—
Income before income taxes and equity in net income of subsidiary		**(3,621)**	99	85
Income tax expense (benefit)		**(760)**	21	18
Net income before equity in net income (loss) of subsidiary	$	**(2,861)** $	78 $	67
Equity in net income (loss) of subsidiary		**64,818**	(29,778)	14,964
Net income (loss)	$	**61,957** $	(29,700) $	15,031
Other comprehensive income (loss)				
Change in unrealized gain (loss) on investments held by subsidiary	$	**(13,466)** $	26,373 $	(176,183)
Change in liability for underfunded employee benefit plans of subsidiary		**2,089**	18,953	(8,277)
Other comprehensive income (loss), before tax and reclassification adjustments	$	**(11,377)** $	45,326 $	(184,460)
Income tax effect		**2,388**	(9,518)	38,736
Other comprehensive income (loss), after tax, before reclassification adjustments	$	**(8,989)** $	35,808 $	(145,724)
Reclassification adjustment for net realized gains of the subsidiary included in income		**6,791**	718	1,323
Reclassification adjustment for employee benefit costs of the subsidiary included in expense		**—**	207	3,601
Total reclassification adjustments, before tax	$	**6,791** $	925 $	4,924
Income tax effect		**(1,426)**	(194)	(1,034)
Total reclassification adjustments, after tax	$	**5,365** $	731 $	3,890
Comprehensive income (loss)	$	**58,333** $	6,839 $	(126,803)

United Fire Group, Inc. and its subsidiaries file a consolidated federal income tax return. The federal income tax provision represents an allocation under its tax allocation agreements.

This condensed financial information should be read in conjunction with the Consolidated Financial Statements and Notes included in Part II, Item 8 of this Annual Report on Form 10-K.

Schedule II. Condensed Financial Statements of Parent Company (continued)


United Fire Group, Inc. (parent company only)
Condensed Statements of Cash Flows


		For the Years Ended December 31,		
(In thousands)		**2024**	2023	2022
Cash flows from operating activities				
Net income (loss)	$	**61,957** $	(29,700) $	15,031
Adjustments to reconcile net income to net cash provided by operating activities				
Equity in net income of subsidiary		**(64,818)**	29,778	(14,964)
Dividends received from subsidiary		**22,800**	13,200	12,000
Other, net		**2,245**	1,691	2,845
Net cash provided by (used in) operating activities	$	**22,184** $	14,969 $	14,912
Cash flows from investing activities				
Capital contributions to subsidiaries		**(70,000)**	—	—
Net cash provided by (used in) investing activities	$	**(70,000)** $	— $	—
Cash flows from financing activities				
Payment of cash dividends	$	**(16,213)** $	(16,164) $	(15,860)
Issuance of common stock		**348**	(290)	828
Debt note issuance		**70,000**	—	—
Debt note issuance costs		**(3,050)**	—	—
Net cash provided by (used in) financing activities	$	**51,085** $	(16,454) $	(15,032)
Net change in cash and cash equivalents	$	**3,269** $	(1,485) $	(120)
Cash and cash equivalents at beginning of period		**553**	2,038	2,158
Cash and cash equivalents at end of year	$	**3,822** $	553 $	2,038

This condensed financial information should be read in conjunction with the Consolidated Financial Statements and Notes included in Part II, Item 8 of this Annual Report on Form 10-K.


133


Schedule III. Supplementary Insurance Information

(In thousands)	Deferred Policy Acquisition Costs		Future Policy Benefits, Losses, Claims and Loss Expenses		Unearned Premiums		Earned Premium Revenue		Investment Income, Net		Benefits, Claims, Losses and Settlement Expenses		Amortization of Deferred Policy Acquisition Costs		Other Underwriting Expenses		Written Premiums	
Year Ended December 31, 2024	$	147,224	$	1,796,782	$	621,448	$	1,176,750	$	81,986	$	744,605	$	281,338	$	140,942	$	1,231,470
Year Ended December 31, 2023	$	126,532	$	1,638,755	$	549,384	$	1,034,587	$	59,606	$	769,414	$	244,991	$	115,800	$	1,066,901
Year Ended December 31, 2022	$	104,225	$	1,497,274	$	474,388	$	951,541	$	44,932	$	637,301	$	213,075	$	114,645	$	984,223

134

Schedule IV. Reinsurance

(In thousands)	Gross Amount		Ceded to Other Companies		Assumed From Other Companies		Net Amount		Percentage of Amount Assumed to Net Earned
Year Ended December 31, 2024									
Earned premiums	$	**1,109,903**	$	**147,196**	$	**214,043**	$	**1,176,750**	**18.19 %**
Year Ended December 31, 2023									
Earned premiums	$	1,017,917	$	144,958	$	161,628	$	1,034,587	15.62 %
Year Ended December 31, 2022									
Earned premiums	$	941,998	$	101,740	$	111,283	$	951,541	11.70 %

135

Schedule V. Valuation And Qualifying Accounts

(In thousands)

Description	Balance at beginning of period		Charged to costs and expenses		Deductions		Balance at end of period	
Allowance for bad debts								
Year Ended December 31, 2024	$	**1,794**	$	**—**	$	**191**	$	**1,603**
Year Ended December 31, 2023		1,575		219		—		1,794
Year Ended December 31, 2022		781		794		—		1,575
Deferred tax asset valuation allowance								
Year Ended December 31, 2024	$	**—**	$	**—**			$	**—**
Year Ended December 31, 2023		—		—		—		—
Year Ended December 31, 2022		—		—		—		—

Schedule VI. Supplemental Information Concerning Property and Casualty Insurance Operations

(In thousands)

| Affiliation with Registrant: United Fire & Casualty Company and consolidated property and casualty subsidiaries | Deferred Policy Acquisition Costs | Reserves for Unpaid Claims and Claim Adjustment Expenses | Unearned Premiums | Earned Premiums | Net Realized Investment Gains (Losses) | Net Investment Income | Claims and Claim Adjustment Expenses Incurred Related to: | | Amortization of Deferred Policy Acquisition Costs | Paid Claims and Claim Adjustment Expenses | Written Premiums |
							Current Year	Prior Years			
2024	$ 147,224	$ 1,796,782	$ 621,448	$ 1,176,750	$ (5,429)	$ 81,986	$ 745,813	$ (1,208)	$ 281,338	$ 593,021	$ 1,231,470
2023	$ 126,532	$ 1,638,755	$ 549,384	$ 1,034,587	$ 1,274	$ 59,606	$ 701,664	$ 67,750	$ 244,991	$ 672,699	$ 1,066,901
2022	$ 104,225	$ 1,497,274	$ 474,388	$ 951,541	$ (15,892)	$ 44,932	$ 624,411	$ 12,890	$ 213,075	$ 688,268	$ 984,223

137

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED FIRE GROUP, INC.

By: /s/ Kevin Leidwinger

Kevin Leidwinger, President, Chief Executive Officer, Director and Principal Executive Officer

Date: 2/26/2025

By: /s/ Eric J. Martin

Eric J. Martin, Executive Vice President, Chief Financial Officer, Principal Financial Officer and Principal Accounting Officer

Date: 2/26/2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

By	/s/ Kevin Leidwinger		By	/s/ Eric J. Martin
	Kevin Leidwinger, President, Chief Executive Officer, Director and Principal Executive Officer			Eric J. Martin, Executive Vice President, Chief Financial Officer, Principal Financial Officer and Principal Accounting Officer
Date	2/26/2025		Date	2/26/2025
By	/s/ James W. Noyce		By	/s/ John Paul E. Besong
	James W. Noyce, Chairman and Director			John Paul E. Besong, Director
Date	2/26/2025		Date	2/26/2025
By	/s/ Scott L. Carlton		By	/s/ Brenda K. Clancy
	Scott L. Carlton, Director			Brenda K. Clancy, Director
Date	2/26/2025		Date	2/26/2025
By	/s/ Christopher R. Drahozal		By:	/s/ Matthew R. Foran
	Christopher R. Drahozal, Director			Matthew R. Foran, Director
Date	2/26/2025		Date	2/26/2025
By	/s/ Mark A. Green		By:	/s/ Lura McBride
	Mark A. Green, Director			Lura McBride, Director
Date	2/26/2025		Date	2/26/2025
By	/s/ George D. Milligan		By	/s/ Susan E. Voss
	George D. Milligan, Director			Susan E. Voss, Director
Date	2/26/2025		Date	2/26/2025

United Fire Group, Inc.
2021 Stock and Incentive Plan
Restricted Stock Unit Award Notice

You have been awarded a restricted stock unit award (the "Award") with respect to shares of common stock of United Fire Group, Inc., an Iowa corporation (the "Company"), pursuant to the terms and conditions of the United Fire Group, Inc. 2021 Stock and Incentive Plan (the "Plan") and the Restricted Stock Unit Award Agreement (together with this Award Notice, the "Agreement"). Copies of the Plan and the Restricted Stock Unit Award Agreement are attached hereto. Capitalized terms not defined herein shall have the meanings specified in the Plan or the Agreement.

Restricted Stock Units: You have been awarded a restricted stock unit award with respect to shares of Common Stock, par value $0.001 per share (the "Common Stock"), subject to adjustment as provided in the Plan.

Grant Date:

Vesting Schedule: Except as otherwise provided in the Plan, the Agreement or any other agreement between the Company or any of its Subsidiaries and you in effect on the Grant Date, the Award shall vest as follows:

(each such date, a "Vesting Date") if, and only if, you are, and have been, continuously (except for any absence for vacation, leave, etc. in accordance with the Company's or its Subsidiaries' policies): (i) employed by the Company or any of its Subsidiaries; (ii) serving as a Non-Employee Director; or (iii) providing services to the Company or any of its Subsidiaries as an advisor or consultant, in each case, from the Grant Date through and including the applicable Vesting Date.

UNITED FIRE GROUP, INC.

Kevin Leidwinger

Kevin Leidwinger, President & CEO

Acknowledgment, Acceptance and Agreement:
By electronically accepting this Agreement within my stock plan account with the Company's stock plan administrator according to the procedures then in effect, I hereby acknowledge receipt of the Agreement and the Plan, accept the Award granted to me and agree to be bound by the terms and conditions of this Award Notice, the Agreement and the Plan.

United Fire Group, Inc.
2021 Stock and Incentive Plan

RESTRICTED STOCK UNIT AWARD AGREEMENT

United Fire Group, Inc., an Iowa corporation (the "Company"), hereby grants to the individual (the "Holder") named in the award notice attached hereto (the "Award Notice") as of the date set forth in the Award Notice (the "Grant Date"), pursuant to the provisions of the United Fire Group, Inc. 2021 Stock and Incentive Plan (the "Plan"), a restricted stock unit award (the "Award") with respect to the number of shares of the Company's Common Stock, par value $0.001 per share ("Common Stock"), set forth in the Award Notice, upon and subject to the restrictions, terms and conditions set forth in the Plan and this agreement (the "Agreement"). Capitalized terms not defined herein shall have the meanings specified in the Plan.

1. Award Subject to Acceptance of Agreement. The Award shall be null and void unless the Holder accepts this Agreement by executing the Award Notice in the space provided therefor and returning an original execution copy of

the Award Notice to the Company (or electronically accepting this Agreement within the Holder's stock plan account with the Company's stock plan administrator according to the procedures then in effect).

2. Rights as a Stockholder. The Holder shall not be entitled to any privileges of ownership with respect to the shares of Common Stock subject to the Award unless and until, and only to the extent, such shares become vested pursuant to Section 3 hereof and the Holder becomes a stockholder of record with respect to such shares.

3. Restriction Period and Vesting.
3.1 Service-Based Vesting Conditions. Except as otherwise provided for in this Agreement, the Award shall vest in accordance with the vesting schedule set forth in the Award Notice if, and only if, the Holder is, and has been, continuously (except for any absence for vacation, leave, etc. in accordance with the Company's or its Subsidiaries' policies): (a) employed by the Company or any of its Subsidiaries; (b) serving as a Non-Employee Director; or (c) providing services to the Company or any of its Subsidiaries as an advisor or consultant, in each case, from the Grant Date through and including the applicable Vesting Date specified in the Award Notice. The period of time prior to the vesting shall be referred to herein as the "Restriction Period."
3.2 Termination of Employment or Modification of LTIP-Eligibility.
(a) Termination or Modification of LTIP-Eligibility other than due to Death or Disability. Except as otherwise provided for in Section 3.2(b) or the Plan or any other agreement between the Company or any of its Subsidiaries and Holder in effect on the Grant Date and which provides for more favorable treatment than as set forth herein, if the Holder's employment with the Company terminates prior to the end of the Restriction Period for any reason, the Award shall be immediately forfeited by the Holder and cancelled by the Company. If the Holder remains employed by the Company, but accepts a non-LTIP eligible position (as determined by the Company) during the year an Award is granted, the Holder shall only be entitled to retain the pro-rated portion of the Award, if any, corresponding to the time that the Holder held the LTIP-eligible position; the remainder of the Award shall be immediately forfeited by the Holder and cancelled by the Company.
(b) Termination due to Death or Disability. If Holder's employment with the Company terminates prior to the end of the Restriction Period by reason of Holder's death or a termination by the Company due to Disability (as defined below), then in either such case, the portion of the Award scheduled to vest during the twelve (12) months following the date of termination shall accelerate and be vested as of the date of death or such termination of employment and the remaining unvested portion of the Award shall be immediately forfeited by the Holder and cancelled by the Company. For purposes of this Award, "Disability" shall mean Holder's absence from Holder's duties with the Company on a full-time basis for at least 180 consecutive days as a result of Holder's incapacity due to physical or mental illness.
4. Issuance or Delivery of Shares. Subject to Section 6, as soon as practicable (but no later than thirty (30) days) after each vesting of the Award, the Company shall issue or deliver, subject to the conditions of this Agreement, the vested shares of Common Stock to the Holder. Such issuance or delivery shall be evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company. The Company shall pay all original issue or transfer taxes and all fees and expenses incident to such issuance or delivery, except as otherwise provided in Section 6. Prior to the issuance to the Holder of the shares of Common Stock subject to the Award, the Holder shall have no direct or secured claim in any specific assets of the Company or in such shares of Common Stock, and will have the status of a general unsecured creditor of the Company.

5. Transfer Restrictions and Investment Representation.
5.1.   Nontransferability of Award. The Award may not be transferred by the Holder other than by will or the laws of descent and distribution. Except to the extent permitted by the foregoing sentence, the Award may not be sold, transferred, assigned, pledged, hypothecated, encumbered or otherwise disposed of (whether by operation of law or otherwise) or be subject to execution, attachment or similar process. Upon any attempt to so sell, transfer, assign, pledge, hypothecate, encumber or otherwise dispose of the Award, the Award and all rights hereunder shall immediately become null and void.
5.2.   Investment Representation. The Holder hereby covenants that (a) any sale of any share of Common Stock acquired upon the vesting of the Award shall be made either pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Securities Act"), and any applicable state securities laws, or pursuant to an exemption from registration under the Securities Act and such state securities laws and (b) the Holder shall comply with all regulations and requirements of any regulatory authority having control of or supervision over the issuance of the shares and, in connection therewith, shall execute any documents which the Committee shall in its sole discretion deem necessary or advisable.

6. Additional Terms and Conditions of Award.
6.1.   Withholding Taxes.
(a) General. As a condition precedent to the issuance of Common Stock following the vesting of the Award, the Holder shall, upon request by the Company, pay to the Company such amount as the Company determines is

required, under all applicable federal, state, local or other laws or regulations, to be withheld and paid over as income or other withholding taxes (the "Required Tax Payments") with respect to such vesting of the Award. If the Holder shall fail to advance the Required Tax Payments after request by the Company, the Company may, in its discretion, deduct any Required Tax Payments from any amount then or thereafter payable by the Company to the Holder.
(b) Holder Election. The Holder may elect to satisfy his or her obligation to advance the Required Tax Payments by any of the following means: (i) a cash payment to the Company; (ii) authorizing the Company to withhold whole shares of Stock which would otherwise be delivered to the Holder having an aggregate Fair Market Value, determined as of the date on which such withholding obligation arises, equal to the Required Tax Payments; or (iii) any combination of (i) and (ii). Shares to be withheld may not have a Fair Market Value in excess of the minimum amount of the Required Tax Payments (or such higher withholding rate permitted by the Committee). Any fraction of a share which would be required to satisfy any such obligation shall be disregarded and the remaining amount due shall be paid in cash by the Holder. No shares or certificate representing shares shall be issued or delivered until the Required Tax Payments have been satisfied in full.

6.2.   Compliance with Applicable Law. The Award is subject to the condition that if the listing, registration or qualification of the shares of Common Stock subject to the Award upon any securities exchange or under any law, or the consent or approval of any governmental body, or the taking of any other action is necessary or desirable as a condition of, or in connection with, the delivery of shares hereunder, the shares of Common Stock subject to the Award shall not be delivered, in whole or in part, unless such listing, registration, qualification, consent, approval or other action shall have been effected or obtained, free of any conditions not acceptable to the Company. The Company agrees to use reasonable efforts to effect or obtain any such listing, registration, qualification, consent, approval or other action.

6.3.   Award Confers No Rights to Continued Employment. In no event shall the granting of the Award or its acceptance by the Holder, or any provision of the Agreement or the Plan, give or be deemed to give the Holder any right to continued employment by the Company, any Subsidiary or any affiliate of the Company or affect in any manner the right of the Company, any Subsidiary or any affiliate of the Company to terminate the employment of any person at any time.

6.4.   Decisions of Board or Committee. The Board or the Committee shall have the right to resolve all questions which may arise in connection with the Award. Any interpretation, determination or other action made or taken by the Board or the Committee regarding the Plan or this Agreement shall be final, binding and conclusive.

6.5.   Successors. This Agreement shall be binding upon and inure to the benefit of any successor or successors of the Company and any person or persons who shall, upon the death of the Holder, acquire any rights hereunder in accordance with this Agreement or the Plan.

6.6.   Notices. All notices, requests or other communications provided for in this Agreement shall be made, if to the Company, to United Fire Group, Inc., Attn: Corporate Counsel, 118 Second Avenue SE, Cedar Rapids, Iowa 52401, and if to the Holder, to the last known mailing address of the Holder contained in the records of the Company. All notices, requests or other communications provided for in this Agreement shall be made in writing either (a) by personal delivery, (b) by facsimile or electronic mail with confirmation of receipt, (c) by mailing in the United States mails or (d) by express courier service. The notice, request or other communication shall be deemed to be received upon personal delivery, upon confirmation of receipt of facsimile or electronic mail transmission or upon receipt by the party entitled thereto if by United States mail or express courier service; provided, however, that if a notice, request or other communication sent to the Company is not received during regular business hours, it shall be deemed to be received on the next succeeding business day of the Company.

6.7.   Governing Law. This Agreement, the Award and all determinations made and actions taken pursuant hereto and thereto, to the extent not governed by the laws of the United States, shall be governed by the laws of the State of Iowa and construed in accordance therewith without giving effect to principles of conflicts of laws.

6.8.   Agreement Subject to the Plan. This Agreement is subject to the provisions of the Plan, including Section 5.8 with respect to a Change in Control, and shall be interpreted in accordance therewith. In the event that the provisions of this Agreement and the Plan conflict, the Plan shall control. The Holder hereby acknowledges receipt of a copy of the Plan.

6.9.   Entire Agreement. This Agreement and the Plan constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and the Holder with respect to the subject matter hereof, and may not be modified adversely to the Holder's interest except by means of a writing signed by the Company and the Holder.

6.10.   Partial Invalidity. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof and this Agreement shall be construed in all respects as if such invalid or unenforceable provision was omitted.

6.11.   Amendment and Waiver. The Company may amend the provisions of this Agreement at any time; provided that an amendment that would materially impair the Holder's rights under this Agreement shall be subject to the written consent of the Holder. No course of conduct or failure or delay in enforcing the provisions of this Agreement shall affect the validity, binding effect or enforceability of this Agreement.

6.12.   Compliance With Section 409A of the Code. This Award is intended to be exempt from Section 409A of the Code, and shall be interpreted and construed accordingly, and each payment hereunder shall be considered a

separate payment. To the extent this Agreement provides for the Award to become vested and be settled upon the Holder's termination of employment, the applicable shares of Stock shall be transferred to the Holder or his or her beneficiary upon the Holder's "separation from service," within the meaning of Section 409A of the Code; provided that if the Holder is a "specified employee," within the meaning of Section 409A of the Code, then to the extent the Award constitutes nonqualified deferred compensation, within the meaning of Section 409A of the Code, such shares of Stock shall be transferred to the Holder or his or her beneficiary upon the earlier to occur of (i) the six-month anniversary of such separation from service and (ii) the date of the Holder's death.



Insider Trading Policy
BOD Policy Simplified

The Board of Directors of United Fire Group, Inc. ("UFG" or "Company") has adopted this Insider Trading Policy ("Policy") to provide guidelines to all directors, officers, employees, consultants and contractors of UFG with respect to trading in UFG securities, as well as the securities of publicly traded companies with whom UFG has a business relationship.

This Policy has been designed to prevent insider trading or even allegations of insider trading. Your strict adherence to this Policy will help safeguard UFG's reputation and will further ensure that UFG conducts its business with the highest level of integrity and in accordance with the highest ethical standards. Each UFG officer, director, employees and consultant is responsible for the consequences of his or her actions, and for understanding and complying with this Policy.

Federal and state securities laws prohibit the purchase or sale of a company's securities by anyone who is aware of material information about that company that is not generally known or available to the public. These laws also prohibit anyone who is aware of material non-public information from disclosing this information to others who may trade. Companies and their controlling persons may also be subject to liability if they fail to take reasonable steps to prevent insider trading by Company personnel.

Covered Parties

The Policy covers officers, directors, employees, consultants and contractors of UFG, as well as their immediate family members and members of their households ("Insider(s)"), regardless of the country in which they reside. This Policy also applies to any entities controlled by Insiders, including any corporations, partnerships or trusts, and transactions by these entities should be treated for the purposes of this Policy and applicable securities laws as if they were for the Insider's own account. This Policy extends to all activities of an Insider, either within or outside such Insider's duties at UFG.

Covered Transactions

This Policy applies to all transactions involving UFG's securities, including ordinary shares, options for ordinary shares, warrants, debt securities or any other securities that UFG may issue from time to time, and derivative securities relating to the Company's securities, whether or not issued by the Company, such as publicly-traded options. This Policy also applies to all transactions involving the securities of other companies if you possess material non-public information about that company that was obtained in the course of your involvement with UFG.

Material Non-public Information

"Material non-public information" is information about a company that is not known to the general public and is likely to influence a typical investor's decision to buy, sell or hold the company's securities. Material non-public information can include information that something is likely to happen—or just that it might happen. Examples of material non-public information with respect to UFG include, among other things, non-public information about:

- Operating or financial results, known or projected future earnings or losses;
- Financial results;
- Projections of future earnings or losses;
- Significant developments in products or services;
- Changes in business strategies;
- News of a pending or proposed acquisition or merger;
- Impending bankruptcy or financial liquidity problems;
- Gain or loss, or change in status, of a significant customer or contract;
- Stock splits;
- New equity or debt offerings;
- Significant exposure due to actual or threatened litigation;
- Significant governmental regulatory activities;
- Changes in senior management;
- Changes in dividend policy; or
- Significant pricing changes.

It is not possible to define all categories of material information, and you should recognize that the public, the media and the courts may use hindsight in judging what is material. Therefore, it is important to err on the side of caution and assume information is material if there is any doubt.

Information is "non-public" if it is not generally known or available to the public. Additionally, information may still be non-public even though it is widely known within UFG.

If you possess any material non-public information, the law and this Policy require that you refrain from buying or selling UFG's securities until after the information has been fully disclosed and absorbed by the market or is no longer material. Generally, "full disclosure" to the public results when the company issues a press release followed by publication in the print media having general circulation. A speech to an audience, a TV or radio appearance, or an article in an obscure magazine does not qualify as full disclosure. Full disclosure means that the securities markets have received and had the opportunity to digest the news. Generally, a full day following publication in print media having general circulation (or release to national wire services) is regarded as sufficient for dissemination and interpretation of

material information.

As an Insider, you must refrain from trading prior to the full disclosure of material non-public information, even if you do not trade such securities for your own benefit. It is also a violation of the securities law if such trading is done by another person to whom you disclosed the inside information prior to full disclosure. In addition, it is also a violation of this Policy if you communicate any material non-public information about UFG to any other person, including family and friends.

For purposes of this Policy, a "trading day" means a day on which Nasdaq is generally open for trading and trading in the stock of the Company has not been suspended for any reason.

Requirements Applicable to *All Employees, Executive Officers and Directors*

1. **Trading on Material Non-public Information:** You are prohibited from engaging in any transaction in UFG securities while aware of material non-public information about UFG. It makes no difference whether or not you relied upon or used material non-public information in deciding to trade – if you are aware of material non-public information about UFG, the prohibition applies. You should avoid even the appearance of an improper transaction to preserve UFG's reputation for adhering to the highest ethical standards of conduct.

2. **Tipping:** No insider shall disclose ("tip") material non-public information to any other person (including family members) where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates, nor shall such insider or related person make recommendations or express opinions on the basis of material non-public information as to trading in the company's securities.

3. **Confidentiality of Non-Public Information:** It is very important that any information which reasonably could be expected to affect the market for UFG's securities be kept strictly confidential until full disclosure of such information is proper. Consequently, all such information may be publicly disclosed only with the approval of the chief executive officer, chief financial officer or chief legal officer of UFG. You should not discuss or disclose confidential, inside information with or in the presence of any person outside of UFG. In addition, you should also refrain from commenting on our competitors' and customers' business. If you have knowledge of any such information, you must preserve its confidentiality until full disclosure of such information by UFG to the public.

4. **Hedging Transactions:** Certain forms of hedging or monetization transactions may offset a decrease, or limit your ability to profit from an increase, in the value of UFG securities you hold, enabling you to continue to own UFG securities without the full risks and rewards of ownership. UFG believes that such transactions separate the holder's interests from those of other stockholders. Therefore, you and any person acting on your behalf are prohibited from purchasing any financial instruments (such as prepaid variable forward contracts, equity swaps, collars or exchange funds) or otherwise engaging in any transactions that hedge or offset any

decrease in the market value of UFG securities or limit your ability to profit from an increase in the market value of UFG securities.

5. **Options Trading:** You may not engage in any transaction in publicly traded options on UFG's securities, including puts or calls or other derivative securities, since such speculation can harm UFG by sending inappropriate or potentially misleading signals to the market. This prohibition applies to all types of publicly traded options (other than employee stock options granted by UFG).

6. **Short Sales:** You may not engage in short sales of UFG securities (sales of securities that are not then owned), including "sales against the box" (short sales not exceeding the number of shares already owned). Generally, short sales are transactions whereby a person will benefit from a decline in the price of the securities, and UFG believes it is inappropriate for a director, officer, employee or consultant to engage in these transactions with respect to UFG securities.

Additional Requirements Applicable to Restricted Persons

"Restricted Persons" are a subset of Insiders who are at an enhanced risk of possessing material non public information. Accordingly, they must exercise greater diligence to comply with insider trading prohibitions. This group includes all members of the Board of Directors, officers, certain senior Finance, Legal, Human Resources, Investor Relations, and corporate communication employees, as well as any other employees in roles that makes it likely they will have involvement with material non-public information. The list of Restricted Persons, attached as [Insider Trading Policy - Exhibit A - 9.06.24.pdf](#), is reviewed on a quarterly basis by the chief legal officer in consultation with the chief financial officer, and posted in the Company's policy portal. You will be notified by the chief legal officer if you are considered a Restricted Person under this Policy.

If you are a Restricted Person who is not a director or executive officer, the procedures set forth in this section of the Policy will cease to apply to your transactions in UFG securities upon the expiration of any restricted period that is applicable to your transactions at the time your employment or other relationship with UFG ends. Directors will remain Restricted Persons for a period of six (6) months following the last day of service as a director of UFG, and executive officers will remain Restricted Persons for a period of six (6) months following the last day of employment with UFG.

1. **Trading Window:** The period beginning with the 20th day of the third calendar month of each fiscal quarter and ending two trading days following the date of full disclosure of the financial results for that quarter, is a particularly sensitive period of time for transactions in the company's stock from the perspective of compliance with applicable securities laws. This sensitivity is due to the fact that executive officers, directors and certain other employees will, during that period, often possess material non-public information about the expected financial results for the quarter.

Accordingly, to ensure compliance with this policy and applicable federal and state securities laws, UFG has designated a "trading window" period commencing at the close of business on the second trading day following the date of full disclosure of the financial results for a particular fiscal quarter or year and ending on the 20th day of the third calendar month of that fiscal quarter. Restricted Persons must refrain from conducting transactions involving the purchase or sale of the Company's securities other than during the trading window. The safest period for trading in the Company's securities, assuming the absence of material non-public information, is generally the first 10 days of each trading window.

Any person possessing material non-public information concerning the Company should not engage in any transactions in the Company's securities until such information had been known publicly for at least two trading days, whether or not the Company has recommended a suspension of trading to that person.

2. Pre-clearance of Trades: Restricted Persons should refrain from trading in the company's securities, even during the trading window, without first complying with the company's "pre-clearance" process. Each such person should contact the chief legal officer, chief financial officer, or one of their delegates ("Approving Person(s)") prior to commencing any trade in the Company's securities. The Company may find it necessary, from time to time, to require compliance with the pre-clearance process from additional employees, consultants and contractors.

The Approving Persons are under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit a transaction, even if it would not violate the federal securities laws or a specific provision of this Policy. The fact that a particular intended trade has been denied pre-clearance should be treated as confidential information and should not be disclosed to any person unless authorized by the Approving Person.

If a request for pre-clearance is approved, the individual has three (3) business days to effect the transaction (or, if sooner, before commencement of a quarterly or event-specific restricted period). Under no circumstance may a person trade while aware of material non-public information about UFG, even if pre-cleared. Thus, if you become aware of material non-public information after receiving pre-clearance, but before the trade has been executed, you must not effect the pre-cleared transaction.

UFG's approval of any particular transaction under this pre-clearance procedure does not insulate any individual who is conducting trading activity from liability under the securities laws. Under the law, the ultimate responsibility for determining whether an individual is aware of material non-public information about UFG rests with that individual in all cases.

Event-Specific Trading Restrictions May Apply

Although you are always responsible for monitoring for yourself whether you possess material non-

public information, from time to time UFG may decide to impose a special restriction on trading ("special blackout period") on those who are aware of particular material non-public information that UFG determines warrants specific protection. If you are subject to a special blackout period, you may not trade in any UFG securities, except pursuant to a 10b5-1 plan previously approved by UFG, until notified that the special blackout period has concluded. Individuals may be subject to more than one special blackout period at a time if they possess material non-public information related to multiple topics or events that independently necessitate the imposition of a special blackout period.

The chief legal officer, in consultation with the chief executive officer, will determine whether a special blackout period should be imposed. The existence of a special blackout period will not be generally announced, and those subject to a special blackout period should not disclose the existence of the restricted period to anyone else. If you are covered by a special blackout period, you will be notified by the chief legal officer when the special blackout period both commences and concludes.

Individual Responsibility of Each Officer, Director and Employee to Comply with Policy
Every officer, director and employee has the individual responsibility to comply with this Policy against insider trading, regardless of whether the Company has recommended a trading window to that Insider or any other Insiders of the Company. Appropriate judgment should be exercised in connection with any trade in the Company's securities. An Insider may, from time to time, have to forego a proposed transaction in the company's securities even if he or she planned to make the transaction before learning of the material non-public information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by not trading.

Inside Information Regarding Other Companies
This Policy also applies to material non-public information relating to other companies, including the company's "business partners," particularly when that information is obtained in the course of employment with, or other services performed on behalf of UFG. Civil and criminal penalties, and termination of employment, may result from trading on inside information regarding the Company's business partners. All employees should treat material non-public information about the Company's business partners with the same care required with respect to information related directly to the Company.

Exceptions

In certain limited circumstances, a transaction otherwise prohibited by this Policy may be permitted if, prior to the transaction, the chief legal officer determines that the transaction is still consistent with the purposes of this Policy. The existence of a personal financial emergency does not excuse you from compliance with this Policy and will not be the basis for an exception to the Policy for a transaction that is inconsistent with the purposes of the Policy.

The only exceptions to the Policy are as follows:

1. **Purchases Under the 401(k) Plan**: Nonemployee directed purchases under the company's 401(k) Plan, provided no trustee or custodian making an investment decision for the 401(k) Plan is an insider as described herein.

2. **Pre-Arranged Orders**: Employee directed purchases or sales of shares through pre-arranged buy/purchase or sell/stop loss orders submitted through a broker or brokerage firm provided that the broker is made aware of, for purposes of compliance with, this Policy and the order was placed during an open trade window and not altered during a closed window.

3. **Vesting of RSUs and Options**: This Policy does not apply to the vesting of restricted stock nor to a cash exercise of vested employee stock options granted by UFG during a blackout period because the purchase price for such stock options is fixed. You are not, however, permitted to sell the shares acquired through such exercises until the blackout period ends.

4. **10b5-1 Trading Plans**: The blackout period restrictions described above do not apply to transactions under a pre-existing written plan, contract or instruction that satisfies the conditions of Rule 10b5-1, as in effect at such time ("Rule 10b5-1"), under the U.S. Securities Exchange Act of 1934, as amended (a "10b5-1 Plan"), that:

   - has been reviewed and approved in advance of entry into the 10b5-1 Plan by the chief executive officer, chief financial officer or chief legal officer of the Company (or, if modified, such modifications have been reviewed and approved by the chief executive officer, chief financial officer or chief legal officer of the Company), unless an exception has been granted by the chief executive officer, chief financial officer or chief legal officer of the Company;
   - gives a third party the discretionary authority to execute such purchases and sales, outside of your control, so long as such third party does not possess any material non-public information about UFG; or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions;
   - includes a cooling-off period between entry into the 10b5-1 Plan (or modifications to the 10b5-1 Plan) and the occurrence of trades under such 10b5-1 Plan for:
     - directors and senior management that extends to the later of 90 days after adoption or modification of a 10b5-1 Plan or two business days after disclosing the Company's financial results in a Form 10-Q or Form 10-K for the fiscal quarter in which the 10b5-1 Plan was adopted or modified, up to a maximum of 120 days;
     - employees and any other persons, other than the Company, that extends 30 days after adoption or modification of a 10b5-1 Plan;
     - was entered into by you in good faith at a time when you were not in possession of material non-public information about UFG, and, to the extent required by Rule 10b5-1, contains representations in the 10b5-1 Plan certifying as to the same; and
     - otherwise satisfies the conditions of Rule 10b5-1.

Unless otherwise approved by the Chief Executive Officer, Chief Financial Officer or Chief Legal Officer of the Company in accordance with this Policy:

- You may not enter into, modify or terminate a 10b5-1 Plan during a blackout period;
- following the termination of a 10b5-1 Plan, you must wait at least fifteen (15) days before entering into a new 10b5-1 Plan;
- when a 10b5-1 Plan is in effect, you are prohibited from buying or selling UFG's securities outside of your 10b5-1 Plan;
- you are not permitted to have multiple 10b5-1 Plans in operation simultaneously; and
- you are not permitted to enter into more than one 10b5-1 Plan designed to effect purchases or sales of the total amount of securities subject to the 10b5-1 Plan as a single transaction in any 12-month period.

With respect to any purchase or sale under a 10b5-1 Plan, the third party effecting transactions on your behalf should be instructed to send duplicate confirmations of all such transactions to the Company's Chief Legal Officer or his or her designee.

Potential Criminal and Civil Liability and/or Disciplinary Action

1. **Liability for Insider Trading:** Violations of the insider trading laws can result in severe civil and criminal sanctions. For example, under U.S. securities laws, individuals may be subject to imprisonment for up to 20 years, criminal fines of up to $5 million and civil fines of up to three times the profit gained or loss avoided.
2. **Liability for Tipping:** Insiders may also be liable for improper transactions by any person (commonly referred to as "tippee") to whom they have disclosed non-public information regarding the company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company's securities. The Securities and Exchange Commission (SEC) has imposed large penalties even when the disclosing person did not profit financially from the trading. The SEC, the stock exchanges and the National Association of Securities Dealers, Inc. use sophisticated electronic surveillance techniques to uncover insider trading.
3. **Possible Disciplinary Action:** Individuals who violate this policy shall also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company's equity incentive plans or termination of employment.

Inquiries

Any questions about this Policy, its application to a proposed transaction, or the requirements of applicable laws should be directed to the Chief Legal Officer.

Policy Oversight

UFG's Nominating and Governance Committee of the Board of Directors will periodically review this Policy, and consider any amendment or modification for approval.

Attachments

Exhibit A

Revision History

Revision History Log:

Revision #:	Date:	Nature of Change:	Recorded By:
v2.0	03/05/2024 9:17 AM	Adoption of revisions requested by the Board of Directors.	Rachel Manders
v1.0	10/25/2023 3:56 PM	Adding to Zavanta	Allison Slager
v1.0	10/25/2023 3:37 PM	New document	Allison Slager

Archived Revision Log :

Published June 22, 2016
Revised October 3, 2023

EXHIBIT 21. SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Organization	% of Ownership by United Fire Group, Inc. or one of its Subsidiaries
United Fire & Casualty Company	Iowa	100% owned by United Fire Group, Inc.
Addison Insurance Company	Iowa	100% owned by United Fire & Casualty Company
UFG Specialty Insurance Company	Iowa	100% owned by United Fire & Casualty Company
Lafayette Insurance Company	Louisiana	100% owned by United Fire & Casualty Company
Financial Pacific Insurance Company	California	100% owned by United Fire & Casualty Company
Mercer Insurance Company	Pennsylvania	100% owned by United Fire & Casualty Company
Franklin Insurance Company	Pennsylvania	100% owned by Mercer Insurance Company
Mercer Insurance Company of New Jersey, Inc.	New Jersey	100% owned by Mercer Insurance Company
United Fire & Indemnity Company	Texas	100% owned by United Fire & Casualty Company
United Fire Lloyds	Texas	Operationally and financially controlled by United Fire & Indemnity Company, its Corporate Attorney-in-Fact
United Real Estate Holdings, LLC	Iowa	Single-member LLC 100% owned by United Fire & Casualty Company
McIntyre Cedar UK Limited	United Kingdom	100% owned by United Fire & Casualty Company
McIntyre Cedar Corporate Member LLP	United Kingdom	100% owned by McIntyre Cedar UK Limited

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements of United Fire Group, Inc. described in the following table of our reports dated February 26, 2025, with respect to the consolidated financial statements and schedules of United Fire Group, Inc. and the effectiveness of internal control over financial reporting of United Fire Group, Inc. included in this Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities Exchange Commission.

Registration Statement

Form	Number	Purpose
S-8	333-42895	Pertaining to United Fire's employee stock purchase plan
S-8	333-63103	Pertaining to United Fire's non-qualified employee stock option plan
S-8	333-107041	Pertaining to the United Fire Group 401(k) plan
S-8	333-129923/ 333-178095	Pertaining to United Fire's 2005 non-qualified non-employee director stock option and restricted stock plan
S-8	333-151074/ 333-196251	Pertaining to United Fire's Stock Plan
S-8	333-257499	Pertaining to United Fire's employee plan stock & incentive
S-8	333-238899	Pertaining to United Fire's non-employee director stock plan

/s/ Ernst & Young LLP

Ernst & Young LLP

Des Moines, Iowa
February 26, 2025

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Kevin J. Leidwinger, certify that:

1. I have reviewed this annual report on Form 10-K of United Fire Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the Consolidated Financial Statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2025

/s/ Kevin J. Leidwinger

Kevin J. Leidwinger
Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Eric J. Martin, certify that:

1. I have reviewed this annual report on Form 10-K of United Fire Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the Consolidated Financial Statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2025

/s/ Eric J. Martin
Eric J. Martin
Chief Financial Officer

Exhibit 32.1


CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the annual report of United Fire Group, Inc. (the "Company") on Form 10-K for the period ended December 31, 2024, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kevin Leidwinger, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 26, 2025


/s/ Kevin J. Leidwinger
_____
Kevin J. Leidwinger
Chief Executive Officer


A signed original of this written statement required by Section 906 has been provided to United Fire Group, Inc. and will be retained by United Fire Group, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of United Fire Group, Inc. (the "Company") on Form 10-K for the period ended December 31, 2024, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Eric J. Martin, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

   (1) The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

   (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 26, 2025

                                                    /s/ Eric J. Martin
                                                    _____
                                                    Eric J. Martin
                                                    Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to United Fire Group, Inc. and will be retained by United Fire Group, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.